UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): December 23, 2020

Portman Ridge Finance Corporation

(Exact name of registrant as specified in its charter)

Delaware	814-00735	20-5951150
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

650 Madison Avenue, 23rd Floor New York, New York	10022
(Address of principal executive offices)	(Zip Code)

(Registrant’s telephone number, including area code): (212) 891-2880

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.01 per share	PTMN	The NASDAQ Global Select Market
6.125% Notes due 2022	KCAPL	The NASDAQ Global Select Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (17 CFR §230.405) or the Securities Exchange Act of 1934 (17 CFR §240.12b-2).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 1.01	Entry into a Material Definitive Agreement.

Agreement and Plan of Merger

On December 23, 2020, Portman Ridge Finance Corporation, a Delaware corporation (“PTMN”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Rye Acquisition Sub Inc., a Delaware corporation and a direct wholly-owned subsidiary of PTMN (“Acquisition Sub”), Harvest Capital Credit Corporation, a Delaware corporation (“HCAP”), and Sierra Crest Investment Management LLC, a Delaware limited liability company and the external investment adviser to PTMN (“Sierra Crest”).

The Merger Agreement provides that (i) Acquisition Sub will merge with and into HCAP (the “First Merger”), with HCAP continuing as the surviving corporation and as a wholly-owned subsidiary of PTMN, and (ii) immediately after the effectiveness of the First Merger, HCAP will merge with and into PTMN (the “Second Merger” and, together with the First Merger, the “Mergers”), with PTMN continuing as the surviving corporation.

The boards of directors of each of PTMN and Acquisition Sub, and the managing member of Sierra Crest, have each unanimously approved the Merger Agreement and the transactions contemplated thereby. The board of directors of HCAP (other than directors affiliated with HCAP’s external investment adviser, who abstained from voting), on the unanimous recommendation of a special committee thereof comprised solely of the independent directors of HCAP, has approved the Merger Agreement and the transactions contemplated thereby.

Merger Consideration

At the closing of the First Merger (the “Closing”), PTMN shall issue, in respect of all of the issued and outstanding shares of common stock, par value $0.001 per share, of HCAP (“HCAP Common Stock”) (excluding shares held by subsidiaries of HCAP or held, directly or indirectly, by PTMN or Acquisition Sub and all treasury shares (“Cancelled Shares”)) in the aggregate, a number of shares of common stock, par value $0.01 per share, of PTMN (“PTMN Common Stock”) equal to 19.9% of the number of shares of PTMN Common Stock issued and outstanding immediately prior to the Closing (such number of shares of PTMN Common Stock, the “Total Stock Consideration”). Two days prior to the Closing Date (as defined in the Merger Agreement) (the “Determination Date”), PTMN shall deliver to HCAP a calculation of the amount by which (A) HCAP’s net asset value as of 5:00 p.m. New York City time on the Determination Date exceeds (B) the product of (i) the Total Stock Consideration multiplied by (ii) PTMN’s net asset value as of 5:00 p.m. New York City time on the Determination Date (such product, the “Aggregate Cash Consideration”), calculated in good faith; provided, that the PTMN shall update and redeliver the calculation of the Aggregate Cash Consideration, in certain circumstances described in the Merger Agreement.

Each person who as of the date and time when the First Merger becomes effective (the “Effective Time”) is a record holder of shares of HCAP Common Stock shall be entitled, with respect to all or any portion of such shares, to make an election to receive payment for their shares of HCAP Common Stock in cash (an “Election”), subject to the conditions and limitations set forth in the Merger Agreement. Any record holder of shares of HCAP Common Stock at the record date who does not make an Election shall be deemed to have elected to receive payment for their shares of HCAP Common Stock in the form of PTMN Common Stock. For the purpose of making Elections, a record holder of HCAP Common Stock that is a registered clearing agency and whose legal title on behalf of multiple ultimate beneficial owners shall be entitled to submit elections as if each ultimate beneficial owner were a record holder of HCAP Common Stock.

Each share of HCAP Common Stock (other than a Cancelled Share) with respect to which an Election has been made (an “Electing Share”) shall be entitled to receive the number of shares of PTMN Common Stock (the “Per Share Stock Amount”) with a value equal to the Per Share Cash Price (as defined below), subject to certain adjustments as described below.

The “Per Share Cash Price” will be the quotient of (i) the sum of (a) the product of Total Stock Consideration multiplied by the average of the volume weighted average price per share of PTMN Common Stock on NASDAQ (as reported by Bloomberg L.P. or, if not reported therein, in another authoritative source mutually selected by PTMN and HCAP) on each of the ten (10) consecutive trading days ending with the Determination Date (such value the “Total Stock Consideration Value”) and (b) the Aggregate Cash Consideration (such sum, the “Total Consideration Value”), divided by (ii) the number of shares of HCAP Common Stock issued and outstanding immediately prior to the Closing.

Each share of HCAP Common Stock with respect to which an Election has not been made (a “Non-Electing Share”) shall be converted into the right to receive a number of validly issued, fully paid and non-assessable shares of PTMN Common Stock, equal to the Per Share Stock Amount (the “Proposed Stock Issuance Amount”), subject to certain adjustments as described below. The amount of PTMN Common Stock to be issued for each Non-Electing Share as ultimately determined pursuant to the foregoing sentence shall be referred to as the “Per Share Stock Consideration.”

If the Proposed Aggregate Stock Issuance Amount (as defined below) is greater than the Total Stock Consideration, then the number of Non-Electing Shares shall be reduced by converting Non-Electing Shares into Electing Shares, until the Total Stock Consideration is equal to the Proposed Aggregate Stock Issuance Amount (determined on a whole-share basis). Any such reduction in the number of Non-Electing Shares shall be applied among all stockholders who hold Non-Electing Shares, pro rata based on the aggregate number of Non-Electing Shares held by each such stockholder. The term “Proposed Aggregate Stock Issuance Amount” shall mean the product of (x) the Proposed Stock Issuance Amount multiplied by (y) the aggregate number of Non-Electing Shares.

If the Proposed Cash Consideration (as defined below) is an amount greater than the Aggregate Cash Consideration, then the number of Electing Shares shall be reduced by converting Electing Shares into Non-Electing Shares, until the Aggregate Cash Consideration is equal to the Proposed Cash Consideration (determined on a whole-share basis). Any such reduction in the number of Electing Shares shall be applied among all stockholders who hold Electing Shares, pro rata based on the aggregate number of Electing Shares held by each such stockholder. The term “Proposed Cash Consideration” shall mean the product of (i) the number of Electing Shares, multiplied by (ii) the Per Share Cash Price.

HCAP shall prepare and mail a form of election (each, a “Form of Election”), with the proxy statement relating to the HCAP Stockholders Meeting (as defined below) (the “Proxy Statement”), to record holders of HCAP Common Stock as of the record date for the HCAP Stockholders Meeting, which shall be used by each holder of HCAP Common Stock who wishes to elect to receive the Per Share Cash Price for any or all shares of HCAP Common Stock held by such holder. In addition, HCAP shall use its best efforts to make the Form of Election and the Proxy Statement available to all persons who become holders of HCAP Common Stock during the period between such record date and the HCAP Stockholders Meeting. Any such holder’s election to receive the Per Share Cash Price will be properly made only if the exchange agent has received at its designated office, by 5:00 p.m., New York City time, no later than the Business Day that is five (5) Business Days preceding the Closing Date (the “Election Date”), a Form of Election properly completed and signed and accompanied by (if such shares are not book-entry shares) the stock certificate or certificates to which such Form of Election relates, duly endorsed in blank or otherwise in form acceptable for transfer on the books of HCAP (or by an appropriate guarantee of delivery of such certificate or certificates as set forth in such Form of Election from a firm which is a member of a registered national securities exchange or of the Financial Industry Regulatory Authority, Inc. or a commercial bank of trust company having an office or correspondent in the United States, provided such certificates are in fact delivered to the exchange agent within three trading days after the date of execution of such guarantee of delivery).

Any Form of Election may be revoked by the holder of HCAP Common Stock submitting such Form of Election to the exchange agent only by written notice received by the exchange agent (i) prior to 5:00 p.m., New York City time, on the Election Date or (ii) after the date of the HCAP Stockholders Meeting, if the exchange agent is legally required to permit such revocations and the Effective Time has not occurred prior to such revocation. In addition, all Forms of Election shall automatically be revoked if the exchange agent is notified in writing by PTMN and HCAP that the First Merger has been abandoned. If a Form of Election is so revoked, the certificate or certificates (or guarantee of delivery, as appropriate) for the shares of HCAP Common Stock to which such Form of Election relates shall be promptly returned to the holder of HCAP Common Stock submitting such Form of Election to the exchange agent. Any holder of HCAP Common Stock who has revoked their Form of Election and has not submitted a separate Form of Election by the proper time on the Election Date shall be deemed not to have made an Election, the shares held by such holder shall be treated by the exchange agent as Non-Electing Shares.

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The exchange agent shall have discretion to determine whether or not an election to receive the Per Share Cash Price has been properly made or revoked with respect to shares of HCAP Common Stock and when elections and revocations were received by it. If the exchange agent determines that any election to receive the Per Share Cash Price was not properly made with respect to shares of HCAP Common Stock, such shares shall be treated by the exchange agent as shares that were Non-Electing Shares. The exchange agent shall also make all computations as to the allocation and the proration contemplated by the provisions of the Merger Agreement and any such computation shall be conclusive and binding on the holders of HCAP Common Stock. The exchange agent may, with the mutual agreement of PTMN and HCAP, make such rules as are consistent with the provisions of the Merger Agreement for the implementation of the Elections provided for therein as shall be necessary or desirable fully to effect such Elections.

Additional Cash Consideration

In connection with the transactions contemplated by the Merger Agreement, as additional consideration to the holders of shares of HCAP Common Stock that are issued and outstanding immediately prior to the Effective Time (excluding any Cancelled Shares), Sierra Crest will pay or cause to be paid to such holders an aggregate amount in cash equal to $2.15 million.

Representations, Warranties and Covenants

The Merger Agreement contains customary representations and warranties of HCAP, PTMN and Sierra Crest. Additionally, the Merger Agreement contains customary pre-closing covenants, including covenants requiring HCAP and PTMN (i) to use reasonable best efforts to cause the consummation of the transactions contemplated by the Merger Agreement, (ii) to conduct its business in the ordinary course and (iii) to refrain from taking certain actions prior to the consummation of the Mergers without the other party’s consent (which consent shall not be unreasonably withheld, delayed or conditioned).

The Merger Agreement contains “no-shop” provisions that restrict HCAP’s ability to solicit or initiate discussions or negotiations with third parties regarding other proposals to acquire HCAP, and HCAP is restricted in its ability to respond to such proposals. In addition, HCAP must (i) call and hold a meeting of the holders of HCAP stockholders solely for the purpose of seeking the adoption of the Merger Agreement by the holders of at least a majority of the outstanding shares of HCAP Common Stock entitled to vote thereon (such approval, the “HCAP Stockholder Approval” and such meeting, the “HCAP Stockholders Meeting”), (ii) include, in the Proxy Statement, the recommendation of the board of directors of HCAP that the stockholders of HCAP adopt the Merger Agreement and approve the transactions contemplated thereby (the “HCAP Recommendation”) and (iii) not withhold or withdraw, or modify or qualify in a manner adverse to PTMN or Acquisition Sub, the HCAP Recommendation.

Conditions to the Mergers

The consummation of the Mergers is subject to the satisfaction or (to the extent permitted by law) waiver of certain customary closing conditions, including obtaining the HCAP Stockholder Approval. The obligation of each party to consummate the Mergers is also conditioned upon the other party’s representations and warranties being true and correct (subject to certain materiality exceptions) and the other party having performed in all material respects its obligations under the Merger Agreement.

Termination

The Merger Agreement contains customary termination rights. In particular, at any time prior to receipt of the HCAP Stockholder Approval, HCAP may terminate the Merger Agreement in order to substantially concurrently enter into a binding definitive agreement providing for the consummation of a Superior Proposal (as defined in the Merger Agreement), subject to HCAP’s compliance with notice and other specified conditions contained in the non-solicitation covenants, including giving PTMN the opportunity to propose revisions to the terms of the transactions contemplated by the Merger Agreement during a period following notice, and provided that HCAP has not otherwise materially breached any provision of the non-solicitation covenants.

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If the Merger Agreement is terminated by HCAP as provided in the foregoing paragraph or is terminated under certain other circumstances, upon notice by PTMN, HCAP must pay PTMN a termination fee equal to $2,121,668, minus any amounts that HCAP previously paid to PTMN in the form of expense reimbursement. Similarly, if the Merger Agreement is terminated under certain other circumstances by PTMN, upon notice by HCAP, PTMN must pay HCAP a termination fee equal to $2,121,668.

Voting Agreements

Concurrently with PTMN entering into the Merger Agreement, PTMN also entered into voting and support agreements (the “Voting Agreements”) with two HCAP stockholders who each own 5% or more of the outstanding shares of HCAP Common Stock, representing in the aggregate approximately 32.24% of the outstanding shares of HCAP Common Stock as of December 22, 2020. Pursuant to the Voting Agreements, each stockholder has agreed to vote their respective covered shares of HCAP Common Stock (i) in favor of the approval of the Merger Agreement and any other matters necessary for consummation of the other transactions contemplated by the Merger Agreement and any other action reasonably requested by PTMN in furtherance thereof and (ii) against (A) any action, proposal, agreement, recapitalization, reorganization, liquidation, dissolution, amalgamation, merger, sale of assets or other business combination or transaction between or involving HCAP and any other person that would reasonably be expected to impede, interfere with, delay, postpone or adversely affect the First Merger or any of the other transactions contemplated by the Merger Agreement, (B) any action or transaction that would result in a breach of any covenant, representation or warranty or other obligation or agreement of HCAP or any of its subsidiaries contained in the Merger Agreement, or of the relevant stockholder contained in the applicable Voting Agreement, (C) any amendment or other change to HCAP’s certificate of incorporation or bylaws, and (D) any other material change in HCAP’s corporate structure or business. Prior to entry into the Voting Agreements, the board of directors of HCAP adopted resolutions approving the Voting Agreements under Section 203 of the General Corporation Law of the State of Delaware such that the restrictions on business combinations contained in Section 203 shall not apply to the Mergers.

General

The foregoing summary description of the Merger Agreement, the transactions contemplated thereby and the Voting Agreements is subject to and qualified in its entirety by reference to the Merger Agreement and the Voting Agreements, copies of which are attached hereto as Exhibits 2.1, 2.2 and 2.3 and the terms of which are incorporated herein by reference.

The Merger Agreement has been attached as an exhibit to this Current Report on Form 8-K in order to provide investors and security holders with information regarding its terms. It is not intended to provide any other financial information about the parties thereto or their respective subsidiaries and affiliates. The Merger Agreement contains representations, warranties, covenants and agreements that were made only for purposes of the Merger Agreement and as of specific dates; were solely for the benefit of the parties to the Merger Agreement (except as may be expressly set forth in the Merger Agreement); may be subject to limitations agreed upon by the parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing these matters as facts; and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Investors and security holders should not rely on such representations, warranties, covenants or agreements, or any descriptions thereof, as characterizations of the actual state of facts or condition of any of the parties to the Merger Agreement or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations, warranties, covenants and agreements may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in public disclosures by the parties to the Merger Agreement.

Item 8.01.	Other Events.

On December 23, 2020, PTMN and HCAP issued a joint press release announcing their entry into the Merger Agreement. A copy of the press release is filed as Exhibit 99.1 hereto and is incorporated herein by reference.

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Forward-Looking Statements

This document contains forward-looking statements that involve substantial risks and uncertainties, including statements regarding the completion of the transaction between HCAP and PTMN. The use of words such as “anticipates,” “believes,” “intends,” “plans,” “expects,” “projects,” “estimates,” “will,” “should,” “may” and similar expressions identify any such forward-looking statements. These forward-looking statements are not guarantees of future performance and are subject to various risks and uncertainties. Certain factors could cause actual results and conditions to differ materially from those projected, including the uncertainties associated with (i) the timing or likelihood of the transaction closing, (ii) the expected synergies and savings associated with the transaction, (iii) the expected elimination of certain expenses and costs due to the transaction, (iv) the percentage of HCAP stockholders voting in favor of the transaction, (v) the possibility that competing offers or acquisition proposals for HCAP will be made, (vi) the possibility that any or all of the various conditions to the consummation of the merger may not be satisfied or waived, including the failure to obtain the HCAP Stockholder Approval, (vii) risks related to diverting the respective management’s attention from HCAP’s and PTMN’s ongoing business operations, (viii) the risk that stockholder litigation in connection with the transactions contemplated by the merger agreement may result in significant costs of defense and liability, (ix) the future operating results of HCAP’s or PTMN’s portfolio companies or of the combined company, (x) regulatory factors, (xi) changes in regional or national economic conditions, including but not limited to the impact of the COVID-19 pandemic, and their impact on the industries in which HCAP and PTMN invest, and (xii) other changes in the conditions of the industries in which HCAP and PTMN invest and other factors enumerated in HCAP’s and PTMN’s respective filings with the U.S. Securities and Exchange Commission (the “SEC”). You should not place undue reliance on such forward-looking statements, which speak only as of the date of this communication. PTMN and HCAP undertake no obligation to update any forward-looking statements made herein, unless required by law. You should, therefore, not rely on these forward-looking statements as representing the views of HCAP or PTMN as of any date subsequent to the date of this document. You should read this communication and the documents referenced in this communication completely and with the understanding that actual future events and results may be materially different from expectations. PTMN and HCAP qualify all forward-looking statements by these cautionary statements.

Additional Information and Where to Find It

In connection with the proposed transaction, including seeking to obtain the HCAP Stockholder Approval, PTMN plans to file with the SEC a registration statement on Form N-14 (the “Registration Statement”), which will contain a preliminary proxy statement of HCAP that also constitutes a preliminary prospectus of PTMN. After the Registration Statement is declared effective, HCAP will mail a definitive proxy statement/prospectus to HCAP stockholders (the “Proxy Statement/Prospectus”). The Proxy Statement/Prospectus and the Registration Statement will each contain important information about HCAP, PTMN, the proposed transaction and related matters. This communication is not a substitute for the Proxy Statement/Prospectus or the Registration Statement to which it pertains or for any other document that HCAP or PTMN may file with the SEC and send to HCAP’s stockholders in connection with the proposed transactions. This communication is for informational purposes only and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. STOCKHOLDERS OF HCAP ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND REGISTRATION STATEMENT, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT HCAP, PTMN, THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders will be able to obtain the documents filed with the SEC free of charge at the SEC’s website, http://www.sec.gov, or for documents filed by HCAP, from HCAP’ website at http://www.harvestcapitalcredit.com and for documents filed by PTMN, from PTMN’s website at www.portmanridge.com.

Participants in the Solicitation

HCAP, its directors, certain of its executive officers and certain employees and officers of HCAP Advisors, LLC and its affiliates may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of HCAP is set forth in its proxy statement for its

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2020 Annual Meeting of Stockholders, which was filed with the SEC on April 21, 2020. PTMN, its directors, certain of its executive officers and certain employees and officers of Sierra Crest Investment Management LLC and its affiliates may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of PTMN is set forth in its proxy statement for its 2020 Annual Meeting of Stockholders, which was filed with the SEC on April 29, 2020. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the HCAP stockholders in connection with the proposed transaction will be contained in the Proxy Statement/Prospectus when such document becomes available. This document may be obtained free of charge from the sources indicated above.

No Offer or Solicitation

This Current Report is not, and under no circumstances is it to be construed as, a prospectus or an advertisement and the communication of this Current Report is not, and under no circumstances is it to be construed as, an offer to sell or a solicitation of an offer to purchase any securities in PTMN, HCAP or in any fund or other investment vehicle.

Item 9.01	Financial Statements and Exhibits.

(d)	The following exhibits are filed with this report:

Exhibit No.	Description

2.1	Agreement and Plan of Merger, dated as of December 23, 2020 by and among Portman Ridge Finance Corporation, Rye Acquisition Sub Inc., Harvest Capital Credit Corporation and Sierra Crest Investment Management LLC.

2.2	Voting and Support Agreement, dated as of December 23, 2020 by and among Portman Ridge Finance Corporation, Joseph A. Jolson, Joseph A. Jolson Trust DTD 6/4/91 and Jolson Family Foundation

2.3	Voting and Support Agreement, dated as of December 23, 2020 by and among Portman Ridge Finance Corporation and JMP Securities LLC

99.1	Press Release dated December 23, 2020.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

December 28, 2020

By:	/s/ Edward Gilpin
Name:	Edward Gilpin
Title:	Chief Financial Officer

Exhibit 2.1

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

by and among

PORTMAN RIDGE FINANCE CORPORATION,

RYE ACQUISITION SUB INC.,

HARVEST CAPITAL CREDIT CORPORATION

and

SIERRA CREST INVESTMENT MANAGEMENT LLC

Dated as of December 23, 2020

(continued)

(continued)

(continued)

THIS AGREEMENT AND PLAN OF MERGER, dated as of December 23, 2020 (this “Agreement”), is made by and among Portman Ridge Finance Corporation, a Delaware corporation (“Parent”), Rye Acquisition Sub Inc., a Delaware corporation and a direct wholly-owned Subsidiary of Parent (“Acquisition Sub”), Harvest Capital Credit Corporation, a Delaware corporation (the “Company”), and Sierra Crest Investment Management LLC, a Delaware limited liability company (the “Parent External Adviser”). Defined terms used in this Agreement have the respective meanings ascribed to them by definition in this Agreement or in Appendix A.

W I T N E S S E T H:

WHEREAS, each of Parent and the Company has previously elected to be regulated as a business development company (“BDC”), as defined in Section 2(a)(48) of the Investment Company Act;

WHEREAS, each of (i) the board of directors of the Company (the “Company Board”), upon the approval of and recommendation by the Special Committee of the Company Board (the “Company Special Committee”), and (ii) the respective boards of directors of Parent (the “Parent Board”) and Acquisition Sub has unanimously approved the acquisition of the Company by Parent upon the terms and subject to the conditions and limitations set forth in this Agreement;

WHEREAS, the Company Board and the board of directors of Acquisition Sub have approved and declared advisable, and each of the Parent Board and Parent as the sole stockholder of Acquisition Sub has approved or adopted, this Agreement and the transactions contemplated hereby, including the merger of Acquisition Sub with and into the Company (the “First Merger”), with the Company surviving as a wholly-owned Subsidiary of Parent (sometimes referred to in such capacity as the “Surviving Corporation”), upon the terms and subject to the conditions and limitations set forth in this Agreement and in accordance with the Delaware General Corporation Law (the “DGCL”);

WHEREAS, immediately after the First Merger, the Surviving Corporation shall merge with and into Parent (the “Second Merger” and, together with the First Merger, the “Mergers”), with Parent as the surviving company in the Second Merger, upon the terms and subject to the conditions and limitations set forth in this Agreement and in accordance with the DGCL;

WHEREAS, the Company Board has recommended that the Company’s stockholders approve the adoption of this Agreement; and

WHEREAS, each of Parent, Acquisition Sub, Parent External Adviser and the Company desire to make certain representations, warranties, covenants and agreements in connection with the Mergers and also to prescribe various conditions to the Mergers.

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties and covenants and subject to the conditions herein contained, and intending to be legally bound hereby, the parties hereto hereby agree as follows:

ARTICLE I

THE MERGERS

Section 1.1 The Mergers.

(a) Upon the terms and subject to the conditions of this Agreement, and in accordance with the DGCL, at the Effective Time, Acquisition Sub shall be merged with and into the Company, whereupon the separate existence of Acquisition Sub shall cease, and the Company shall continue as the surviving corporation and a wholly-owned Subsidiary of Parent.

(b) Subject to the terms and conditions of this Agreement and in accordance with the DGCL, immediately after the Effective Time and as part of a single integrated transaction with the First Merger, the Surviving Corporation shall be merged with and into Parent, whereupon the separate existence of the Surviving Corporation shall cease, and Parent shall continue as the surviving corporation.

Section 1.2 The Closing. Subject to the provisions of Article VII, the closing of the First Merger (the “Closing”) shall take place at 10:00 a.m. (local time) on a date to be specified by the parties hereto, but no later than the second Business Day after the satisfaction or waiver of the conditions set forth in Article VII (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions), unless another time, date or place is agreed to in writing by the parties hereto (such date being the “Closing Date”). The Closing shall take place via the remote exchange of documentation.

Section 1.3 Effective Time.

(a) Concurrently with the Closing, the Company shall cause a certificate of merger with respect to the First Merger (the “Certificate of First Merger”) to be executed and filed with the Secretary of State of the State of Delaware (the “Delaware Secretary”) as provided under the DGCL. The First Merger shall become effective on the date and time at which the Certificate of First Merger has been duly filed with, and accepted for record by, the Delaware Secretary or at such other date and time as is agreed in writing between Parent and the Company and specified in the Certificate of First Merger (such date and time being hereinafter referred to as the “Effective Time”).

(b) Immediately after the Effective Time and as part of a single integrated transaction with the First Merger, Parent and the Surviving Corporation shall cause a certificate of merger with respect to the Second Merger (the “Certificate of Second Merger”) to be executed and filed with the Delaware Secretary as provided under the DGCL. The Second Merger shall become effective on the date and time at which the Certificate of Second Merger have been duly filed with, and accepted for record by, the Delaware Secretary or at such other date and time as is agreed in writing between Parent and the Company and specified in the Certificate of Second Merger (such date and time being hereinafter referred to as the “Second Effective Time”).

(c) The Mergers shall have the effects set forth in this Agreement and the applicable provisions of the DGCL. Without limiting the generality of the foregoing, (i) from and after the Effective Time, the Surviving Corporation shall possess all property, rights, privileges, powers and franchises of the Company and Acquisition Sub, and all of the obligations, liabilities, and duties of the Company and Acquisition Sub shall become the obligations, liabilities and duties of the Surviving Corporation, and (ii) from and after the Second Effective Time, Parent shall possess all property, rights, privileges, powers and franchises of the Surviving Corporation and Parent, and all of the obligations, liabilities, and duties of the Surviving Corporation and Parent shall become the obligations, liabilities and duties of Parent.

Section 1.4 Certificates of Incorporation and Bylaws.

(a) At the Effective Time, the certificate of incorporation of the Company as the Surviving Corporation shall be amended to be identical to that set forth in Exhibit A hereto until thereafter amended in accordance with Applicable Law and the applicable provisions of the certificate of incorporation of the Surviving Corporation (subject to Section 6.7).

(b) At the Effective Time, and without any further action on the part of the Company and Acquisition Sub, the bylaws of Acquisition Sub in effect immediately prior to the Effective Time shall be the bylaws of the Surviving Corporation (except the references to Acquisition Sub’s name shall be replaced by references to “Harvest Capital Credit Corporation”), until thereafter amended in accordance with Applicable Law and the applicable provisions of the certificate of incorporation and bylaws of the Surviving Corporation (subject to Section 6.7).

(c) The certificate of incorporation of Parent, as in effect immediately prior to the Second Effective Time, shall continue to be Parent’s certificate of incorporation after the Second Effective Time, until later amended as provided by Law and such certificate of incorporation. The bylaws of Parent, as in effect immediately prior to the Second Effective Time, shall continue to be Parent’s bylaws after the Second Effective Time, until later amended as provided by Law, the certificate of incorporation of Parent and such bylaws.

Section 1.5 Board of Directors. The board of directors of the Surviving Corporation effective as of, and immediately following, the Effective Time shall consist of the members of the board of directors of Acquisition Sub immediately prior to the Effective Time, each to hold office in accordance with the certificate of incorporation and bylaws of the Surviving Corporation until the earlier of their death, resignation or removal or until their respective successors are duly elected, designated or qualified, as the case may be.

Section 1.6 Officers. From and after the Effective Time, the officers of Acquisition Sub at the Effective Time shall be the officers of the Surviving Corporation, until the earlier of their death, resignation or removal or until their respective successors are duly elected or appointed and qualified, as the case may be.

ARTICLE II

EFFECT OF THE MERGER ON CAPITAL STOCK; EXCHANGE OF CERTIFICATES

Section 2.1 Effect on Securities.

(a) First Merger. At the Effective Time, by virtue of the First Merger and without any action on the part of the Company, Parent, Acquisition Sub or the holders of any securities of the Company or Acquisition Sub:

(i) Cancellation of Company Securities. Each share of common stock, par value $0.001 per share, of the Company (the “Company Common Stock”) issued and outstanding and held by a Subsidiary of the Company or held, directly or indirectly, by Parent or Acquisition Sub immediately prior to the Effective Time and all treasury shares (collectively, “Cancelled Shares”), shall automatically be canceled and retired and shall cease to exist, and no consideration or payment shall be delivered in exchange therefor or in respect thereof.

(ii) Conversion of Company Securities. At the Closing, Parent shall issue, in respect of all of the issued and outstanding shares of Company Common Stock (excluding any Cancelled Shares) in the aggregate, a number of Parent Common Stock equal to 19.9% of the number of shares of Parent Common Stock issued and outstanding immediately prior to the Closing (such number of shares of Parent Common Stock, the “Total Stock Consideration”). The product of the Total Stock Consideration multiplied by the Parent Per Share Price shall be referred to herein as the “Total Stock Consideration Value.” On the Determination Date, Parent shall deliver to the Company a calculation of the amount by which (A) the Closing Company Net Asset Value exceeds (B) the product of (i) the Total Stock Consideration multiplied by (ii) the Parent Per Share NAV (the “Aggregate Cash Consideration”), calculated in good faith; provided, that the Parent shall update and redeliver the calculation of the Aggregate Cash Consideration, in the event that the Company delivers to Parent an updated calculation of Closing Company Net Asset Value pursuant to Section 2.7. For the avoidance of doubt, the aggregate amount of cash to be paid pursuant to this Section 2.1(a)(ii) shall be an amount equal to the Aggregate Cash Consideration. Each holder of Company Common Stock shall have the right to elect, pursuant to Section 2.3, whether to receive payment for their shares of Company Common Stock in the form of Parent Common Stock or cash, subject to the conditions and limitations set forth in this Section 2.1(a)(ii). Each share of Company Common Stock (other than a Cancelled Share) shall be entitled to receive, pursuant to this Section 2.1, either the Per Share Stock Amount or an amount of cash equal to the Per Share Cash Price. Illustrative examples of the conversion mechanics described in this Section 2.1(a)(ii) are included in Schedule A attached hereto; provided, that, in the event of any conflict between the calculations in Schedule A and the language of this Section 2.1(a)(ii), the language of this Section 2.1(a)(ii) shall control.

(1) Default Election to Receive Stock. Each Non-Electing Share shall be converted into the right to receive a number of validly issued, fully paid and non-assessable shares of Parent common stock, par value $0.01 per share (the “Parent Common Stock”), equal to the Per Share Stock Amount (the “Proposed Stock Issuance Amount”), subject to Section 2.1(a)(ii)(3) and Section 2.1(a)(ii)(4). The amount of Parent Common Stock to be issued for each Non-Electing Share as ultimately determined pursuant to the foregoing sentence shall be referred to as the “Per Share Stock Consideration” and, together with the Per Share Cash Price, the “Per Share Merger Consideration.” As used in this Section 2.1(a)(ii), the term “Proposed Aggregate Stock Issuance Amount” shall mean the product of (x) the Proposed Stock Issuance Amount multiplied by (y) the aggregate number of Non-Electing Shares.

(2) Election to Receive Cash. Each Electing Share shall be converted into the right to receive an amount in cash equal to the Per Share Cash Price, subject to Section 2.1(a)(ii)(3) and Section 2.1(a)(ii)(4).

(3) Insufficient Stock Consideration. Notwithstanding anything to the contrary in this Agreement, if, after the Election contemplated pursuant to Section 2.3, the Proposed Aggregate Stock Issuance Amount is greater than the Total Stock Consideration, then the number of Non-Electing Shares shall be reduced, by converting Non-Electing Shares into Electing Shares, until the Total Stock Consideration is equal to the Proposed Aggregate Stock Issuance Amount (determined on a whole-share basis). Any such reduction in the number of Non-Electing Shares shall be applied among all stockholders who hold Non-Electing Shares, pro rata based on the aggregate number of Non-Electing Shares held by each such stockholder. Promptly following the delivery by Parent to the Company of Parent’s calculation of the Aggregate Cash Consideration, the Company shall deliver to Parent its calculation of any adjustment pursuant to this Section 2.1(a)(ii)(3).

(4) Insufficient Cash Consideration. Notwithstanding anything to the contrary in this Agreement, if, after the Election contemplated pursuant to Section 2.3, the Proposed Cash Consideration is an amount greater than the Aggregate Cash Consideration, then the number of Electing Shares shall be reduced, by converting Electing Shares into Non-Electing Shares, until the Aggregate Cash Consideration is equal to the Proposed Cash Consideration (determined on a whole-share basis). Any such reduction in the number of Electing Shares shall be applied among all stockholders who hold Electing Shares, pro rata based on the aggregate number of Electing Shares held by each such stockholder. Promptly following the delivery by Parent to the Company of Parent’s calculation of the Aggregate Cash Consideration, the Company shall deliver to Parent its calculation of any adjustment pursuant to this Section 2.1(a)(ii)(4).

(iii) As of the Effective Time, each share of Company Common Stock to be converted into the right to receive the Per Share Merger Consideration as provided in this Section 2.1(a)(ii) shall no longer be outstanding and shall be automatically canceled and shall cease to exist, and the holders of certificates (the “Certificates”) or book-entry shares (the “Book-Entry Shares”) which immediately prior to the Effective Time represented such Company Common Stock, shall cease to have any rights with respect to such Company Common Stock other than the right to receive, upon surrender of such Certificates or Book-Entry Shares in accordance with Section 2.2, the Per Share Merger Consideration.

(iv) Conversion of Acquisition Sub Capital Stock. Each share of common stock, par value of $0.0001 per share, of Acquisition Sub issued and outstanding immediately prior to the Effective Time shall be converted into and become one (1) fully paid share of common stock, par value $0.001 per share, of the Surviving Corporation and constitute the only outstanding shares of capital stock of the Surviving Corporation.

(v) Adjustments. Without limiting the other provisions of this Agreement, if at any time during the period between the Determination Date and the Effective Time, any change in the number of outstanding shares of Parent Common Stock or Company Common Stock shall occur as a result of a reclassification, recapitalization, stock split (including a reverse stock split) or combination, exchange or readjustment of shares, or any stock dividend or stock distribution with a record date during such period, the Exchange Ratio and any other similarly dependent items, as the case may be, shall be appropriately adjusted to provide the same economic effect as contemplated by this Agreement prior to such event. Nothing in this Section 2.1(a)(v) shall be construed to permit any party to take any action that is otherwise prohibited or restricted by any other provision of this Agreement.

(vi) Fractional Shares. No certificates or scrip representing fractional shares of Parent Common Stock shall be issued upon the conversion of Company Common Stock pursuant to Section 2.1(a)(ii), and such fractional share interests shall not entitle the owner thereof to any Parent Common Stock or to vote or to any other rights of a holder of Parent Common Stock. All fractional shares to which a single record holder of Company Common Stock would be otherwise entitled to receive shall be aggregated and calculations shall be rounded to three (3) decimal places. In lieu of any such fractional shares, each holder of Company Common Stock who would otherwise be entitled to such fractional shares shall be entitled to an amount in cash, without interest, rounded down to the nearest cent, equal to the product of (A) the amount of the fractional share interest in a share of Parent Common Stock to which such holder would, but for this Section 2.1(a)(vi), be entitled under Section 2.1(a)(ii) and (B) the Parent Per Share Price. As soon as practicable after the determination of the amount of cash, if any, to be paid to holders of Company Common Stock in lieu of any fractional share interests in Parent Common Stock, the Exchange Agent shall make available such amount, without interest, to the holders of Company Common Stock entitled to receive such cash. The payment of cash in lieu of fractional share interests pursuant to this Section 2.1(a)(vi) is not a separately bargained-for consideration.

(b) Second Merger. At the Second Effective Time, by virtue of the Second Merger and without any action on the part of the Surviving Corporation or Parent or the holders of any securities of the Surviving Corporation or Parent, each share of common stock, par value $0.001 per share, of the Surviving Corporation issued and outstanding immediately prior to the Second Effective Time shall no longer be outstanding and shall automatically be canceled and shall cease to exist without any consideration being payable therefor.

Section 2.2 Exchange of Certificates.

(a) Designation of Exchange Agent; Deposit of Exchange Fund. Prior to the Closing, Parent shall enter into a customary exchange agreement with a nationally recognized financial institution designated by Parent and reasonably acceptable to the Company (the “Exchange Agent”) for the payment of the Merger Consideration as provided in Section 2.1(a)(ii) and for the payment by Parent External Adviser of the Additional Cash Consideration as provided in Section 6.19. At or prior to the Effective Time, (A) Parent shall deposit, or cause to be deposited, with the Exchange Agent, for exchange in accordance with this Article II, through the Exchange Agent (i) book-entry shares (or certificates if requested) representing the full number of whole shares of Parent Common Stock issuable pursuant to Section 2.1(a)(ii) in exchange for outstanding shares of Company Common Stock and (ii) cash in an aggregate amount equal to the Aggregate Cash Consideration, and Parent shall, after the Effective Time on the appropriate payment date, if applicable, provide or cause to be provided to the Exchange Agent any dividends or other distributions payable on such shares of Parent Common Stock pursuant to Section 2.2(d), and (B) Parent External Adviser shall deposit, or cause to be deposited, with the Exchange Agent, for exchange in accordance with this Article II, through the Exchange Agent cash in an aggregate amount equal to the Additional Cash Consideration (such shares of Parent Common Stock and Aggregate Cash Consideration and Additional Cash Consideration provided to the Exchange Agent, together with any dividends or other distributions with respect thereto, are hereinafter referred to as the “Exchange Fund”). For purposes of the deposit referred to in clause (A) above, Parent shall assume that there will not be any fractional shares of Parent Common Stock. Parent shall make available to the Exchange Agent, for addition to the Exchange Fund, from time to time as needed, cash sufficient to pay cash in lieu of fractional shares in accordance with Section 2.1(a)(vi). In the event the Exchange Fund shall at any time be insufficient to make the payments contemplated by Section 2.1(a)(ii) or Section 6.19, Parent (in the case of payments contemplated by Section 2.1(a)(ii)) or Parent External Adviser (in the case of payments contemplated by Section 6.19), as applicable, shall promptly deposit, or cause to be deposited, additional funds with the Exchange Agent in an amount which is equal to the deficiency in the amount required to make such payments. Parent shall cause the Exchange Fund to be (x) held for the benefit of the holders of Company Common Stock and (y) applied promptly to making the payments pursuant to Section 2.1(a)(ii) and Section 6.19. The Exchange Fund shall not be used for any purpose other than to fund payments pursuant to Section 2.1(a) and Section 6.19, except as expressly provided for in Section 2.2(f).

(b) As promptly as practicable following the Effective Time and in any event not later than the second Business Day thereafter, Parent shall cause the Exchange Agent to mail to each holder of record of a Certificate that immediately prior to the Effective Time represented outstanding shares of Company Common Stock (i) a letter of transmittal, which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon proper delivery of the Certificates (or affidavits of loss in lieu thereof) to the Exchange Agent and which shall be in the form and have such other provisions as Parent and the Company may reasonably specify and (ii) instructions (which instructions shall be in the form and have such other provisions as Parent and the Company may reasonably specify) for use in effecting the surrender of the Certificates in exchange for (A) cash in an amount equal to the Per Share Cash Price (if any) multiplied by the number of shares of Company Common Stock previously represented by such Certificates, (B) cash in an amount equal to (x) the Additional Cash Consideration divided by the number of shares of Company Common Stock issued and outstanding as of the Determination Date (excluding any Cancelled Shares) multiplied by (y) the number of shares of Company Common Stock previously represented by such Certificates, (C) the number of shares of Parent Common Stock (which shall be in book-entry form unless a certificate is requested) representing, in the aggregate, the whole number of shares that such holder has the right to receive in respect of such Certificates pursuant to Section 2.1(a)(ii), (D) any dividends or other distributions payable pursuant to Section 2.2(d) and (E) any cash in lieu of fractional shares of Parent Common Stock payable pursuant to Section 2.1(a)(v). As soon as reasonably practicable after the Effective Time and in any event not later than the second Business Day following the Effective Time, Parent shall cause the Exchange Agent to issue and send to each holder of Book-Entry Shares that were converted into the right to receive the Per Share Merger Consideration pursuant to Section 2.1(a)(ii) the Per Share Merger Consideration that such holder is entitled to receive pursuant to Section 2.1(a)(ii) in respect of such Book-Entry Shares, without such holder being required to deliver a Certificate or an executed letter of transmittal to the Exchange Agent, and such Book-Entry Shares shall forthwith be cancelled.

(c) Upon surrender of a Certificate (or affidavit of loss in lieu thereof) for cancellation to the Exchange Agent, together with a letter of transmittal duly completed and validly executed in accordance with the instructions thereto, and such other documents as may be required pursuant to such instructions, the holder of such Certificate shall be entitled to receive in exchange therefor, and Parent shall cause the Exchange Agent to pay and deliver in exchange thereof as promptly as practicable, but in any event within two (2) Business Days following the later to occur of (i) the Effective Time or (ii) the Exchange Agent’s receipt of such Certificate (or affidavit of loss in lieu thereof), such duly completed and validly executed letter of transmittal and such other documents, (A) cash in an amount equal to the Per Share Cash Price (if any) multiplied by the number of shares of Company Common Stock previously represented by such Certificate, (B) cash in an amount equal to (x) the Additional Cash Consideration divided by the number of shares of Company Common Stock issued and outstanding as of the Determination Date (excluding any Cancelled Shares) multiplied by (y) the number of shares of Company Common Stock previously represented by such Certificates, (C) the number of shares of Parent Common Stock (which shall be in book-entry form unless a certificate is requested) representing, in the aggregate, the whole number of shares that such holder has the right to receive in respect of such Certificate pursuant to Section 2.1(a)(ii), (D) any dividends or other distributions payable pursuant to Section 2.2(d) and (E) any cash in lieu of fractional shares of Parent Common Stock payable pursuant to Section 2.1(a)(vi), and the Certificate (or affidavit of loss in lieu thereof) so surrendered shall be forthwith canceled. The Exchange Agent shall accept such Certificates (or affidavits of loss in lieu thereof) upon compliance with such reasonable terms and conditions as the Exchange Agent may impose to effect an orderly exchange thereof in accordance with normal exchange practices. No interest shall be paid or accrued for the benefit of holders of the Certificates Shares on the cash payable upon the surrender of the Certificates.

(d) Distributions with Respect to Unexchanged Shares. Subject to Applicable Law, following surrender of a Certificate (or affidavit of loss in lieu thereof) for cancellation to the Exchange Agent, there shall be paid to the holder of the Parent Common Stock issued in exchange for such Certificate, without interest, (i) at the time of delivery of such Parent Common Stock by the Exchange Agent pursuant to Section 2.2(c), the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such shares of Parent Common Stock and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to such delivery of such Parent Common Stock by the Exchange Agent pursuant to Section 2.2(c), and a payment date subsequent to such delivery of such Parent Common Stock by the Exchange Agent pursuant to Section 2.2(c), payable with respect to such shares of Parent Common Stock.

(e) In the event of a transfer of ownership of Company Common Stock that is not registered in the transfer records of the Company, payment of the appropriate amount of Merger Consideration (and any dividends or other distributions with respect to Parent Common Stock as contemplated by Section 2.2(d)) may be made to a Person other than the Person in whose name the Certificate so surrendered is registered, only if such Certificate shall be properly endorsed or otherwise be in proper form for transfer (and accompanied by all documents reasonably required by the Exchange Agent) shall be properly transferred and the Person requesting such payment shall pay any transfer or other Taxes required by reason of the payment to a Person other than the registered holder of such Certificate or establish to the satisfaction of Parent that such Tax has been paid or is not applicable.

(f) Termination of Exchange Fund. Any portion of the Exchange Fund which remains undistributed to the holders of the Certificates for one (1) year after the Effective Time shall be delivered to Parent or its designee, upon demand, and any such holders prior to the First Merger who have not theretofore complied with this Article II shall thereafter look only to Parent and the Surviving Corporation as general creditor thereof for payment of their claims for Merger Consideration and any dividends or distributions with respect to Parent Common Stock as contemplated by Section 2.2(d). Parent or the Surviving Corporation shall pay all charges and expenses, including those of the Exchange Agent, in connection with the exchange of Certificates or Book-Entry Shares for the Per Share Merger Consideration.

(g) No Liability. None of Parent, the Parent External Adviser, Acquisition Sub, the Company, the Surviving Corporation or the Exchange Agent shall be liable to any Person in respect of any shares of Parent Common Stock (or dividends or distributions with respect thereto) or cash held in the Exchange Fund delivered to a Governmental Authority pursuant to any applicable abandoned property, escheat or similar Law. If any Certificates or Book-Entry Shares shall not have been surrendered immediately prior to the date on which any Merger Consideration in respect of such Certificate or Book-Entry Share would otherwise escheat to or become the property of any Governmental Authority, any such Merger Consideration in respect of such Certificate or Book-Entry Share shall, to the extent permitted by Applicable Law, become the property of the Surviving Corporation, free and clear of all claims or interest of any Person previously entitled thereto.

(h) Withholding. Parent, the Parent External Adviser, the Surviving Corporation and the Exchange Agent shall be entitled to deduct and withhold from the Merger Consideration any amounts otherwise payable pursuant to this Agreement to any former holder of Company Common Stock such amounts as Parent, the Parent External Adviser, the Surviving Corporation or the Exchange Agent are required to deduct and withhold with respect to the making of such payment under the Code or any provision of applicable state, local or foreign Tax Law. To the extent that amounts are so withheld and paid over to the appropriate Taxing Authority by Parent, the Parent External Adviser, the Surviving Corporation or the Exchange Agent on behalf of the Person, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made by Parent, the Parent External Adviser, the Surviving Corporation or the Exchange Agent.

Section 2.3 Elections.

(a) Each person who as of the Effective Time is a record holder of shares of Company Common Stock shall be entitled, with respect to all or any portion of such shares, to make an election (an “Election”) to receive the Per Share Cash Price in lieu of the Per Share Stock Consideration. Each election shall be for a specified number of shares of company Common Stock (the “Specified Number”). If a holder of Company Common Stock fails to specify a Specified Number on its Form of Election, such holder shall be deemed not to have made an Election, and such holder’s shares shall be treated by the Exchange Agent as Non-Electing Shares. For the purpose of making Elections and determining whether a Specified Number has or has not been specified, a record holder of Company Common Stock that is a registered clearing agency and whose legal title on behalf of multiple ultimate beneficial owners shall be entitled to submit elections as if each ultimate beneficial owner were a record holder of Company Common Stock.

(b) The Company shall prepare and mail a form of election (the “Form of Election”) with the Proxy Statement (as defined in Section 3.7) to holders of Company Common Stock of record as of the record date for the Company Stockholders Meeting (as defined in Section 6.3(b)), which shall be used by each holder of Company Common Stock who wishes to elect to receive the Per Share Cash Price for any or all shares of Company Common Stock held by such holder. In addition, the Company shall use its best efforts to make the Form of Election and the Proxy Statement available to all persons who become holders of Company Common Stock during the period between such record date and the Company Stockholders Meeting. Any such holder’s election to receive the Per Share Cash Price will be properly made only if the Exchange Agent has received at its designated office, by 5:00 p.m., New York City time, no later than the Business Day that is five (5) Business Days preceding the Closing Date (the “Election Date”), a Form of Election properly completed and signed and accompanied by (if such shares are not Book-Entry Shares) the Certificate or Certificates to which such Form of Election relates, duly endorsed in blank or otherwise in form acceptable for transfer on the books of the Company (or by an appropriate guarantee of delivery of such Certificate or Certificates as set forth in such Form of Election from a firm which is a member of a registered national securities exchange or of the Financial Industry Regulatory Authority, Inc. or a commercial bank of trust company having an office or correspondent in the United States, provided such certificates are in fact delivered to the Exchange Agent within three trading days after the date of execution of such guarantee of delivery).

(c) Any Form of Election may be revoked by the holder of Company Common Stock submitting such Form of Election to the Exchange Agent only by written notice received by the Exchange Agent (i) prior to 5:00 p.m., New York City time, on the Election Date or (ii) after the date of the Company Stockholders Meeting, if the Exchange Agent is legally required to permit such revocations and the Effective Time has not occurred prior to such revocation. In addition, all Forms of Election shall automatically be revoked if the Exchange Agent is notified in writing by Parent and the Company that the First Merger has been abandoned. If a Form of Election is so revoked, the Certificate or Certificates (or guarantee of delivery, as appropriate) for the shares of Company Common Stock to which such Form of Election relates shall be promptly returned to the holder of Company Common Stock submitting such Form of Election to the Exchange Agent. Any holder of Company Common Stock who has revoked their Form of Election and has not submitted a separate Form of Election pursuant to the terms of Section 2.3(b) by the proper time on the Election Date shall be deemed not to have made an Election, the shares held by such holder shall be treated by the Exchange Agent as Non-Electing Shares.

(d) The Exchange Agent shall have discretion to determine whether or not an election to receive the Per Share Cash Price has been properly made or revoked pursuant to this Section 2.3 with respect to shares of Company Common Stock and when elections and revocations were received by it. If the Exchange Agent determines that any election to receive the Per Share Cash Price was not properly made with respect to shares of Company Common Stock, such shares shall be treated by the Exchange Agent as shares that were Non-Electing Shares. The Exchange Agent shall also make all computations as to the allocation and the proration contemplated by Section 2.1(a)(ii)(3) and Section 2.1(a)(ii)(4) and any such computation shall be conclusive and binding on the holders of Company Common Stock. The Exchange Agent may, with the mutual agreement of Parent and the Company, make such rules as are consistent with this Section 2.3 for the implementation of the elections provided for herein as shall be necessary or desirable fully to effect such elections.

Section 2.4 Appraisal Rights. Notwithstanding anything in this Agreement to the contrary, shares of Company Common Stock outstanding immediately prior to the Effective Time and held by a holder who is entitled to demand and has properly demanded appraisal for such Company Common Stock in accordance with, and who complies in all respects with, Section 262 of the DGCL (such shares, the “Dissenting Shares”) shall not be converted into the right to receive the Per Share Merger Consideration, and shall instead represent the right to receive payment of the consideration due to such Dissenting Shares in accordance with and to the extent provided by Section 262 of the DGCL. If any such holder fails to perfect or otherwise waives, withdraws or loses his right to appraisal under Section 262 of the DGCL or other Applicable Law, then the right of such holder to be paid the fair value of such Dissenting Shares shall cease and such Dissenting Shares shall be deemed to have been converted, as of the Effective Time, into and shall be exchangeable solely for the right to receive the Per Share Merger Consideration, without interest and subject to any withholding of Taxes required by Applicable Law. The Company shall give Parent prompt notice of any demands received by the Company for appraisal of Company Common Stock or any threats thereof, any actual or attempted withdrawals of such demands and any other demands, notices or instruments received by the Company relating to rights to be paid the fair value of Dissenting Shares, and the Parent shall have the right to participate in and to control all negotiations and proceedings with respect to such demands. Prior to the Effective Time, the Company shall not, except with the prior written consent of Parent, make any payment with respect to, or settle or compromise or offer to settle or compromise, any such demands, or approve any withdrawal of any such demands, or agree to do any of the foregoing.

Section 2.5 Lost Certificates. If any Certificate shall have been lost, stolen or destroyed, then upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by the Surviving Corporation or Parent, the posting by such Person of a bond, in such reasonable amount as the Surviving Corporation or Parent may direct, as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Certificate the Per Share Merger Consideration to which the holder thereof is entitled pursuant to this Article II.

Section 2.6 Transfers; No Further Ownership Rights. After the Effective Time, there shall be no registration of transfers on the stock transfer books of the Company of shares of Company Common Stock that were outstanding immediately prior to the Effective Time. If Certificates or Book-Entry Shares are presented to the Surviving Corporation for transfer following the Effective Time, they shall be canceled against delivery of the applicable Merger Consideration, as provided for in Section 2.1(a)(ii), for each share of Company Common Stock formerly represented by such Certificates or Book-Entry Shares.

Section 2.7 Net Asset Value Calculations.

(a) Two days prior to the Closing Date (such date, the “Determination Date”), the Company shall deliver to Parent a calculation of the estimated net asset value of the Company as of 5:00 p.m. New York City time as of the Determination Date (the “Closing Company Net Asset Value”), as approved by the Company Board, calculated in good faith and based on the same assumptions and methodologies, and applying the same types of adjustments, used in preparing the calculation of the net asset value of the Company as of September 30, 2020 as set forth on, and modified by, Section 2.7(a) of the Company Disclosure Letter (and, in the case of the line items under “Transaction Costs & Expenses” therein, giving effect to the transactions contemplated hereby); provided, that the Company shall update and redeliver the calculation of the Closing Company Net Asset Value, as reapproved by the Company Board, in the event there is a material change to the Closing Company Net Asset Value between the Determination Date and the Closing and as needed to ensure the Closing Company Net Asset Value is determined within two days (excluding Sundays and holidays) prior to the Effective Time. The Chief Financial Officer of the Company shall certify in writing to Parent the calculation of the Closing Company Net Asset Value.

(b) On the Determination Date, Parent shall deliver to the Company a calculation of the estimated net asset value of Parent as of 5:00 p.m. New York City time as of the Determination Date (the “Closing Parent Net Asset Value”), as approved by the Parent Board, calculated in good faith and based on the same assumptions and methodologies, and applying the same types of adjustments, used in preparing the calculation of the net asset value of Parent as of September 30, 2020 as set forth on, and modified by, Section 2.7(b) of the Parent Disclosure Letter (and, in the case of the line items under “Transaction Costs & Expenses” therein, giving effect to the transactions contemplated hereby); provided, that Parent shall update and redeliver the calculation of the Closing Parent Net Asset Value, as reapproved by the Parent Board, in the event there is a material change to the Closing Parent Net Asset Value between the Determination Date and the Closing and as needed to ensure the Closing Parent Net Asset Value is determined within two days (excluding Sundays and holidays) prior to the Effective Time. The Chief Financial Officer of Parent shall certify in writing to the Company the calculation of the Closing Parent Net Asset Value.

(c) Each of the Company and Parent shall afford the other, and the other’s respective Representatives, reasonable access to the individuals who have prepared the calculations of the Closing Company Net Asset Value and the Closing Parent Net Asset Value, as applicable, and to the applicable information, books, records, work papers and back-up materials (including any reports prepared by valuation agents) used in preparing the same, in order to assist the other and the other’s respective Representatives in reviewing the calculations undertaken pursuant to this Section 2.7.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as disclosed in the Company SEC Documents filed by the Company prior to the date of this Agreement (but excluding any risk factor disclosures contained under the heading “Risk Factors,” any disclosure of risks included in any “forward-looking statements” disclaimer or any other statements that are similarly predictive or forward-looking in nature, in each case, other than any specific factual information contained therein) or as disclosed in the Company Disclosure Letter, the Company hereby represents and warrants to Parent as follows:

Section 3.1 Organization and Qualification. Each of the Company and its Subsidiaries (a) is a corporation or other entity duly organized, validly existing and (to the extent applicable) in good standing under the laws of the jurisdiction of its incorporation or organization and (b) has the requisite entity power and authority to conduct its business as it is now being conducted, except, in the case of this clause (b), where the failure to have such power and authority would not have a Company Material Adverse Effect. Each of the Company and its Subsidiaries is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the nature of the business conducted by it makes such qualification or licensing necessary, except where the failure to be so duly qualified or licensed and in good standing would not have a Company Material Adverse Effect. The Company’s Restated Certificate of Incorporation (as amended, the “Company’s Charter”) and its Bylaws (as amended, the “Company’s Bylaws”), as currently in effect, are included in the Company SEC Documents and are in full force and effect and the Company is not in violation of such documents. The Company has duly elected to be regulated as a BDC pursuant to the Investment Company Act and such election has not been revoked or withdrawn and is in full force and effect.

Section 3.2 Capitalization; Subsidiaries.

(a) As of the close of business on December 18, 2020, the authorized capital stock of the Company consists of (i) 100,000,000 shares of Company Common Stock, 5,958,479 of which were issued and outstanding and 641,965 of which were held by the Company as treasury stock, and (ii) 2,000,000 shares of preferred stock, zero of which were issued and outstanding. No shares of Company Common Stock are held by Subsidiaries of the Company.

(b) All of the issued and outstanding shares of Company Common Stock have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights. All of the Company Common Stock has been sold pursuant to an effective registration statement filed under the federal securities Laws or an appropriate exemption therefrom and in accordance with the Investment Company Act.

(c) As of the date hereof, there are no existing (i) options, warrants, calls, subscriptions or other rights, convertible securities, agreements or commitments of any character to which the Company or any of its Subsidiaries is a party obligating the Company or any of its Subsidiaries to issue, transfer or sell any shares of capital stock or other equity interest in the Company or any of its Subsidiaries or securities convertible into or exchangeable for such shares or equity interests, (ii) contractual obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any capital stock of the Company or any of its Subsidiaries or any securities representing the right to purchase or otherwise receive capital stock of the Company or any of its Subsidiaries, (iii) appreciation rights, phantom equity or similar rights with respect to, or valued in whole or in part in reference to, the Company or any of its Subsidiaries or (iv) voting trusts or similar agreements to which the Company is a party with respect to the voting of the capital stock of the Company.

(d) Each Subsidiary of the Company on the date hereof is listed on Section 3.2(d) of the Company Disclosure Letter. Except as set forth on Section 3.2(d) of the Company Disclosure Letter, the Company owns, directly or indirectly, all of the issued and outstanding company, partnership or corporate (as applicable) ownership interests in each such Subsidiary, free and clear of all Liens except for Permitted Liens.

Section 3.3 Authority Relative to Agreement.

(a) The Company has all necessary corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and, subject to obtaining the Company Stockholder Approval, to consummate the transactions contemplated hereby (other than the Second Merger). The execution, delivery and performance of this Agreement by the Company, and the consummation by the Company of the transactions contemplated hereby (other than the Second Merger), have been duly and validly authorized by all necessary corporate action by the Company, and except for the Company Stockholder Approval and the filing of the Certificate of First Merger with the Delaware Secretary and the Certificate of Second Merger with the Delaware Secretary, no other corporate action or Proceeding on the part of the Company is necessary to authorize the execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the transactions contemplated hereby (other than the Second Merger). This Agreement has been duly executed and delivered by the Company and, assuming due authorization, execution and delivery of this Agreement by the other parties hereto, constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except that (i) such enforcement may be subject to applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws, now or hereafter in effect, affecting creditors’ rights and remedies generally and (ii) the remedies of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any Proceeding therefor may be brought (collectively, the “Bankruptcy and Equity Exception”).

(b) The Company Board has, at a meeting duly called and held, by resolutions adopted by the directors and upon the unanimous approval of and recommendation by the Company Special Committee, (i) approved and adopted this Agreement and the transactions contemplated hereby (other than the Second Merger) and approved the Jolson Agreements pursuant to the resolutions attached as Schedule 3.3(b) of the Company Disclosure Letter, (ii) determined that this Agreement and the transactions contemplated hereby (other than the Second Merger) are advisable, fair to and in the best interests of the Company and Company’s stockholders, (iii) directed that the adoption of this Agreement be submitted to a vote at the Company Stockholders’ Meeting and (iv) made the Company Recommendation (provided that any change or modification or rescission of such recommendation by the Company Board in accordance with Section 6.6(d) shall not be a breach of the representation in this clause (iv)).

(c) Neither the execution and delivery of this Agreement by the Company nor the consummation by the Company of the transactions contemplated hereby (other than the Second Merger) will (i) violate any provision of the Company’s Charter or the Company’s Bylaws or the certificate of incorporation or bylaws (or equivalent organizational documents) of any Subsidiary of the Company, (ii) assuming that the Consents, registrations, declarations, filings and notices referred to in Section 3.4 have been obtained or made, any applicable waiting periods referred to therein have expired and any condition precedent to any such Consent has been satisfied, conflict with or violate any Law applicable to the Company or any of its Subsidiaries or by which any property or asset of the Company or any of its Subsidiaries is bound or affected, or (iii) assuming (x) the repayment in full of all obligations under the Existing Credit Facility and termination of the commitments thereunder and (y) either the repayment in full of all obligations under the Existing Notes or the assumption by Parent or one of its Subsidiaries of all of the Company’s obligations under the Existing Notes, result in any breach of, or constitute a default (with or without notice or lapse of time, or both) under, or give rise to any right of termination, acceleration or cancellation of any Company Material Contract, or result in the creation of a Lien, other than any Permitted Lien, upon any of the material property or assets of the Company or any of its Subsidiaries, other than, in the case of clauses (ii) and (iii), any such conflict, violation, breach, default, termination, acceleration, cancellation or Lien that would not have a Company Material Adverse Effect.

Section 3.4 No Conflict; Required Filings and Consents. No consent, approval, license, permit, order or authorization (a “Consent”) of, or registration, declaration or filing with, or notice to, any Governmental Authority is required to be obtained or made by or with respect to the Company or any of its Subsidiaries in connection with the execution, delivery and performance of this Agreement or the consummation of the transactions contemplated hereby, other than (i) applicable requirements of and filings with the SEC under the Securities Act, the Exchange Act and the Investment Company Act, (ii) the filing of the Certificate of First Merger with the Delaware Secretary and appropriate documents with the relevant authorities of the other jurisdictions in which the Company or any of its Subsidiaries is qualified to do business, (iii) such filings as may be required in connection with the Taxes described in Section 8.6 or a Tax Dividend, (iv) compliance with applicable rules and regulations of NASDAQ and (v) other Consents, registrations, declarations, filings or notices the failure of which to be obtained or made would not have a Company Material Adverse Effect.

Section 3.5 Permits; Compliance with Laws.

(a) The Company and each of its Subsidiaries are in compliance, and have been operated in compliance, in all material respects, with all Applicable Laws, including, if and to the extent applicable, the Investment Company Act, the Securities Act and the Exchange Act other than as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. Neither the Company nor any of its Subsidiaries has received any written or, to the Knowledge of the Company, oral notification from a Governmental Authority of any material non-compliance with any Applicable Laws, which non-compliance would, individually or in the aggregate, reasonably be expected to result in a Company Material Adverse Effect.

(b) The Company and each of its Subsidiaries is in compliance, and since it commenced operations, has complied with its investment policies and restrictions and portfolio valuation methods, if any, as such policies and restrictions have been set forth in its registration statement (as amended from time to time) or reports that it has filed with the SEC under the Exchange Act and other Applicable Laws, if any, other than any non-compliance that would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(c) The Company is in compliance with Section 61 of the Investment Company Act and as of the date hereof the Company’s asset coverage ratio calculated in accordance with Section 18 of the Investment Company Act is above 150%.

(d) Neither the Company nor any of its Subsidiaries is in default or violation of any (i) Law applicable to the Company or any of its Subsidiaries or (ii) Permits necessary for the Company and its Subsidiaries to carry on their respective businesses as now being conducted, except for any such defaults or violations that would not have a Company Material Adverse Effect.

(e) The Company has written policies and procedures adopted pursuant to Rule 38a-1 under the Investment Company Act that are reasonably designed to prevent material violations of the “Federal Securities Laws,” as such term is defined in Rule 38a-1(e)(1) under the Investment Company Act. There have been no “Material Compliance Matters” for the Company, as such term is defined in Rule 38a-1(e)(2) under the Investment Company Act, other than those that have been reported to the Company Board and satisfactorily remedied or are in the process of being remedied or those that would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole.

(f) The Company and each of its Subsidiaries holds and is in compliance with all Permits required in order to permit the Company and each of its Subsidiaries to own or lease their properties and assets and to conduct their businesses under and pursuant to all Applicable Laws as presently conducted, other than any failure to hold or non-compliance with any such Permit that would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. All such Permits are valid and in full force and effect, except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. Neither the Company nor any of its Subsidiaries has received any written or, to the Knowledge of the Company, oral notification from a Governmental Authority of any material non-compliance with any such Permits, and no Proceeding is pending or threatened in writing to suspend, cancel, modify, revoke or materially limit any such Permits, which Proceeding would, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(g) No “affiliated person” (as defined under the Investment Company Act) of the Company or the Company External Adviser has been subject to disqualification to serve in any capacity contemplated by the Investment Company Act for any investment company (including a BDC) under Sections 9(a) and 9(b) of the Investment Company Act, unless, in each case, such Person has received exemptive relief from the SEC with respect to any such disqualification. There is no material Proceeding pending and served or, to the Knowledge of the Company, threatened that would result in any such disqualification.

(h) The minute books and other similar records of the Company contain a true and complete record in all material respects of all action taken at all meetings and by all written consents in lieu of meetings of the stockholders of the Company, the Company Board and any committees of the Company Board.

(i) Notwithstanding the foregoing, no representation or warranty in this Section 3.5 is made with respect to Company SEC Documents or financial statements, “disclosure controls and procedures” or “internal control over financial reporting,” employee and employee benefits matters, intellectual property matters, Tax matters, real property matters or environmental matters, which are addressed exclusively in Section 3.6 (Company SEC Documents; Financial Statements; Enforcement Actions), Section 3.8 (Disclosure Controls and Procedures), Section 3.12 (Employee Matters), Section 3.13 (Trademarks, Patents and Copyrights), Section 3.14 (Taxes), Section 3.16 (Real Property) and Section 3.17 (Environmental), respectively.

Section 3.6 Company SEC Documents; Financial Statements; Enforcement Actions.

(a) Since December 31, 2019, the Company has filed with the SEC all forms, documents and reports required to be filed or furnished prior to the date hereof by it with the SEC (such forms, documents and reports so filed with the SEC by the Company since such date, including any amendments thereto, the “Company SEC Documents”). As of their respective dates, or, if amended, as of the date of the last such amendment, the Company SEC Documents complied in all material respects with the applicable requirements of the Securities Act, the Exchange Act or the Investment Company Act, as the case may be, and the applicable rules and regulations promulgated thereunder, and none of the Company SEC Documents at the time it was filed (or, if amended, as of the date of such amendment) contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, or are to be made, not misleading (or, in the case of a Company SEC Document that is a registration statement, as amended or supplemented, if applicable, filed pursuant to the Securities Act, as of the date such registration statement or amendment became effective, contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading).

(b) The consolidated financial statements (including all related notes) of the Company included in the Company SEC Documents fairly present in all material respects the consolidated financial position of the Company and its Subsidiaries as at the respective dates thereof, and their consolidated statements of operations and consolidated statements of cash flows for the respective periods then ended (subject, in the case of unaudited interim statements, to normal year-end audit adjustments, to the absence of notes and to any other adjustments described therein, including in any notes thereto) and were prepared in conformity with GAAP applied on a consistent basis throughout the periods involved (except as may be indicated therein or in the notes thereto).

(c) Neither the Company nor any of its Subsidiaries is subject to any cease-and-desist or other enforcement action by, or is a party to any Contract, consent agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, or is subject to any Order by, or has adopted any policies, procedures or board resolutions at the request of, any Governmental Authority that currently restrict the conduct of its business (or that would, to the Knowledge of the Company, upon consummation of the First Merger restrict in any respect the conduct of the business of Parent or any of its Subsidiaries), or that relate to its capital adequacy, its ability to pay dividends, its credit, risk management or compliance policies, its internal controls, its management or its business, other than those of general application that apply to similarly situated BDCs or their Subsidiaries, except as would not have a Company Material Adverse Effect, nor has the Company or any of its Subsidiaries been advised in writing or, to the Knowledge of the Company, verbally by any Governmental Authority that it is considering issuing, initiating, ordering or requesting any of the foregoing that would have a Company Material Adverse Effect.

Section 3.7 Information Supplied. None of the information supplied or to be supplied by or on behalf of the Company or any of its Subsidiaries expressly for inclusion or incorporation by reference in (a) the registration statement on Form N-14 to be filed with the SEC by Parent in connection with the registration under the Securities Act of the shares of Parent Common Stock to be issued in the First Merger (as amended or supplemented from time to time, the “Form N-14”) will, at the time the Form N-14 is filed with the SEC or at any time it is amended or supplemented or at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading, and (b) the proxy statement to be sent to the stockholders of the Company relating to the Company Stockholders’ Meeting (the “Proxy Statement”) will, at the date it or any amendment or supplement is mailed to stockholders of the Company and at the time of the Company Stockholders’ Meeting, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they are made, not misleading (except that no representation or warranty is made by the Company regarding such portions thereof that relate expressly to Parent or any of its Subsidiaries, including Acquisition Sub, or to statements made therein based on information supplied by or on behalf of Parent or Acquisition Sub for inclusion or incorporation by reference therein).

Section 3.8 Disclosure Controls and Procedures. The Company and its Subsidiaries maintain “disclosure controls and procedures” and “internal control over financial reporting” (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 13a-15 under the Exchange Act) as required by Rule 13a-15 under the Exchange Act.

Section 3.9 Absence of Certain Changes or Events. Since December 31, 2019, through the date of this Agreement, except as expressly contemplated by this Agreement, (a) the respective businesses of the Company and its Subsidiaries have been conducted in the ordinary course of business consistent with past practice and (b) there has not been any event, development or state of circumstances that, individually or in the aggregate, has had a Company Material Adverse Effect.

Section 3.10 No Undisclosed Liabilities. Except (a) as reflected, disclosed or reserved against in the Company’s financial statements (as amended or restated, if applicable) or the notes thereto included in the Company SEC Documents, (b) for liabilities or obligations incurred in the ordinary course of business since December 31, 2019, (c) for liabilities or obligations incurred in connection with the transactions contemplated hereby, (d) for liabilities and obligations which have been discharged or paid prior to the date of this Agreement or (e) for liabilities or obligations that would not have a Company Material Adverse Effect, as of the date hereof, none of the Company or any of its Subsidiaries has any liabilities or obligations of any nature, whether or not accrued, contingent or otherwise, that would be required by GAAP to be reflected on a consolidated balance sheet (or the notes thereto) of the Company.

Section 3.11 Litigation. As of the date of this Agreement, there is no Proceeding pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries that would have a Company Material Adverse Effect, nor is there any judgment of any Governmental Authority outstanding against, or, to the Knowledge of the Company, investigation by any Governmental Authority involving the Company or any of its Subsidiaries that would have a Company Material Adverse Effect.

Section 3.12 Employee Matters. Neither the Company nor any of its Subsidiaries has (a) any employees or (b) any “employee benefit plans” as defined in Section 3(3) of ERISA, or any employment, bonus, incentive, vacation, stock option or other equity based, severance, termination, retention, change of control, fringe benefit, retirement, health, medical or other similar employee benefit plan, program or agreement covering any of their respective current or former employees, officers or other service providers.

Section 3.13 Trademarks, Patents and Copyrights.

(a) Section 3.13(a) of the Company Disclosure Letter sets forth a complete and accurate list (in all material respects) of all material United States and foreign: (i) patents and patent applications; (ii) trademark registrations and applications (including internet domain name registrations); and (iii) copyright registrations and applications owned by the Company or its Subsidiaries as of the date hereof. Such registrations for Intellectual Property Rights owned by the Company or its Subsidiaries are in effect and subsisting and, to the Knowledge of the Company, valid.

(b) Section 3.13(b) of the Company Disclosure Letter sets forth a complete and accurate list (in all material respects) of all agreements under which: (i) the Company or any of its Subsidiaries are granted the right to use any Intellectual Property Rights owned by a third party material to the respective businesses of the Company and its Subsidiaries (excluding any agreement for off the shelf or commercially available software or non-exclusive licenses granted in the ordinary course of business); and (ii) the Company or any of its Subsidiaries have granted the right to use any of the Company IPR to a third party (other than non-exclusive licenses granted by the Company or its Subsidiaries in the ordinary course of business).

(c) Except as would not have a Company Material Adverse Effect, to the Knowledge of the Company, the Company and its Subsidiaries own or have the right to use in the manner currently used, all patents, trademarks, trade names, copyrights, internet domain names, service marks, trade secrets, software, know-how and other similar proprietary rights and industrial and intellectual property rights (the “Intellectual Property Rights”) that are material to the respective businesses of the Company and its Subsidiaries as currently conducted.

(d) To the Knowledge of the Company as of the date hereof, the conduct of the respective businesses of the Company and its Subsidiaries as currently conducted does not infringe upon or otherwise violate any Intellectual Property Rights of any other Person, except for any such infringement that would not have a Company Material Adverse Effect. As of the date of this Agreement, there is no such claim pending or, to the Knowledge of the Company, threatened, except for any such infringement or other violation that would not have a Company Material Adverse Effect. To the Knowledge of the Company, no other Person is infringing or otherwise violating any Intellectual Property Rights that are material to the respective businesses of the Company or its Subsidiaries as currently conducted, except for any such infringement or other violation as would not have a Company Material Adverse Effect, and in the last three (3) years, neither the Company nor any of its Subsidiaries have sent any written notice to any Person alleging that such Person is infringing, misappropriating or violating any Company IPR. Notwithstanding anything to the contrary in this Agreement, this Section 3.13(d) constitutes the only representation and warranty of the Company with regard to any actual or alleged infringement or other violation of any Intellectual Property Rights of any other Person.

Section 3.14 Taxes. Except as would not have a Company Material Adverse Effect:

(a) The Company and each of its Subsidiaries have (i) timely filed (taking into account any extension of time within which to file) all Tax Returns required to be filed by any of them and all such filed Tax Returns (taking into account all amendments thereto) are complete and accurate and (ii) paid all Taxes due and payable (whether or not shown as due on such Tax Returns), except for Taxes contested in good faith or for which adequate reserves have been established on the financial statements in accordance with GAAP.

(b) There are no pending or ongoing audits, examinations, investigations or other Proceedings by any Governmental Authority in respect of Taxes of or with respect to the Company or any of its Subsidiaries.

(c) All Taxes that the Company or any of its Subsidiaries are or were required by Law to withhold or collect have been duly and timely withheld or collected in all material respects on behalf of its respective employees, independent contractors or other Third Parties and, have been timely paid to the proper Governmental Authority or other Person or properly set aside in accounts for this purpose.

(d) Neither the Company nor any of its Subsidiaries (i) has ever been a member of a consolidated, combined or unitary Tax group (other than such a group the common parent of which is the Company or any of its Subsidiaries), or (ii) has any liability for the Taxes of another Person (other than the Company and its Subsidiaries) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign Law), as a transferee, successor or otherwise as a matter of Law.

(e) Neither the Company nor any of its Subsidiaries is a party to or is bound by any Tax sharing, Tax allocation or Tax indemnification agreement or arrangement (other than such an agreement or arrangement exclusively between or among the Company and its Subsidiaries or customary commercial Contracts, the principle subject matter of which is not Taxes) that will not be terminated on or before the Closing Date without any future liability to the Company or its Subsidiaries.

(f) There are no Liens for Taxes on any of the assets of the Company or any of its Subsidiaries other than Permitted Liens.

(g) Neither the Company nor any of its Subsidiaries has participated in or been a party to a transaction that, as of the date of this Agreement, constitutes a “listed transaction” that is required to be reported to the IRS pursuant to Section 6011 of the Code and applicable Treasury Regulations thereunder.

(h) The Company has made a valid election under Part I of Subchapter M of Subtitle A, Chapter 1, of the Code to be taxed as a “regulated investment company” (a “RIC”). The Company has qualified as a RIC with respect to its first taxable year ending on December 31, 2013, and with respect to each taxable year thereafter (including its taxable year ending on the Effective Time). No challenge to Company’s status as a RIC is pending or has been threatened in writing. For each taxable year of the Company ending on or before the Effective Time, the Company has satisfied the distribution requirements imposed on a RIC under Section 852 of the Code (assuming for these purposes that any Tax Dividend declared by the Company after the date of this Agreement has been timely paid).

(i) Within the past two years, neither the Company nor any of its Subsidiaries has been a “distributing corporation” or a “controlled corporation” in a distribution of stock which qualified or was intended to qualify under Section 355(a) of the Code.

Section 3.15 Material Contracts.

(a) Section 3.15(a) of the Company Disclosure Letter sets forth a list, as of the date hereof, of each Company Material Contract. For purposes of this Agreement, “Company Material Contract” means any Contract to which the Company or any of its Subsidiaries is a party, except for this Agreement or as expressly set forth below, that:

(i) constitutes a “material contract” (as such term is defined in item 601(b)(10) of Regulation S-K under the Securities Act) of the Company or any of its Subsidiaries;

(ii) except with respect to investments set forth in the Company SEC Documents, any partnership, limited liability company, joint venture or other similar Contract that is not entered into in the ordinary course of business and is material to the Company and its Subsidiaries, taken as a whole;

(iii) except with respect to investments set forth in the Company SEC Documents, is a loan, guarantee of indebtedness or credit agreement, note, mortgage, indenture or other binding commitment (other than those between or among the Company and any of its Subsidiaries) relating to indebtedness for borrowed money (excluding letters of credit) in an amount in excess of $2 million individually;

(iv) is a non-competition or non-solicitation Contract that purports to limit in any material respect the manner in which, or the localities in which, any material business of the Company or any of its Subsidiaries (taken as a whole) is conducted or the types of material businesses that the Company or its Subsidiaries conduct;

(v) is a Contract (other than a Contract relating to acquisitions or dispositions of investments in any Company Portfolio Company, or any entity that becomes a Company Portfolio Company as a result of such investment) relating to the acquisition or disposition of any business or operations (whether by merger, sale of stock, sale of assets or otherwise) entered into after December 31, 2019, and which has not yet been consummated, pursuant to which (A) the Company reasonably expects that it is required to pay total consideration (including assumption of debt) after the date hereof in excess of $2 million or (B) any other Person has the right to acquire any assets of the Company or any of its Subsidiaries (or any interests therein) after the date of this Agreement with a purchase price of more than $2 million; or

(vi) is a Contract for the purpose of another Person providing investment advisory or investment management services to the Company or any of its Subsidiaries (including the Company Investment Advisory Agreement).

(b) Neither the Company nor any of its Subsidiaries is in breach of or default under the terms of any Company Material Contract to which it is a party except for such breaches or defaults as would not have a Company Material Adverse Effect. As of the date of this Agreement, to the Knowledge of the Company, no other party to any Company Material Contract is in breach of or default under the terms of any Company Material Contract except for such breaches or defaults as would not have a Company Material Adverse Effect. Each Company Material Contract is a valid and binding obligation of the Company or its Subsidiary that is a party thereto, as applicable, and, to the Knowledge of the Company, the other parties thereto, except such as would not have a Company Material Adverse Effect; provided that such enforcement may be subject to the Bankruptcy and Equity Exception.

Section 3.16 Real Property.

(a) Neither the Company nor any of its Subsidiaries owns any real property in fee (or the equivalent interest in the applicable jurisdiction).

(b) As of the date of this Agreement, except as would not have a Company Material Adverse Effect, the Company and each of its Subsidiaries have a valid leasehold, subleasehold or license interests in all real property leased, subleased, licensed or otherwise occupied (whether as a tenant, subtenant or pursuant to other occupancy arrangements) by the Company or any of its Subsidiaries (collectively, including the improvements thereon, the “Company Leased Real Property”).

(c) As of the date of this Agreement, except as would not have a Company Material Adverse Effect, neither the Company nor any of its Subsidiaries has received any written communication from, or given any written communication to, any other party to a lease for Company Leased Real Property or any lender alleging that the Company or any of its Subsidiaries or such other party, as the case may be, is in default under such lease.

Section 3.17 Environmental. Except as would not have a Company Material Adverse Effect:

(a) the Company and its Subsidiaries are in compliance with all applicable Environmental Laws, including possessing all Permits required for their respective operations under applicable Environmental Laws;

(b) there is no pending or, to the Knowledge of the Company, threatened Proceeding pursuant to any Environmental Law against the Company or any of its Subsidiaries;

(c) neither the Company nor any of its Subsidiaries has received written notice from any Person, including any Governmental Authority, alleging that the Company or any of its Subsidiaries has been or is in violation or is potentially in violation of any applicable Environmental Law or otherwise may be liable under any applicable Environmental Law, which violation or liability is unresolved. Neither the Company nor any of its Subsidiaries is a party or subject to any Order pursuant to Environmental Law; and

(d) with respect to the Company Leased Real Property, there has been no Release of Hazardous Materials by the Company or any of its Subsidiaries, or, to the Knowledge of the Company, by any other Person that is reasonably expected to result in an obligation by the Company or any of its Subsidiaries to remediate such Hazardous Materials pursuant to applicable Environmental Law or that is reasonably expected to result in liability of the Company or any of its Subsidiaries pursuant to applicable Environmental Law with respect to such Hazardous Materials.

Section 3.18 Takeover Statutes. No restrictions on “business combinations” set forth in any “moratorium,” “control share,” “fair price,” “takeover,” “interested stockholder” or any other takeover or anti-takeover statute or similar federal or state law (any such laws, “Takeover Statutes”) are applicable to this Agreement or the First Merger. The Company Board has taken all action necessary so that the restrictions on business combinations contained in Section 203 of the DGCL will not apply with respect to this Agreement or the transactions contemplated hereby, including the Mergers.

Section 3.19 Vote Required. The adoption of this Agreement by the holders of at least a majority of the outstanding shares of Company Common Stock entitled to vote thereon at the Company Stockholders’ Meeting (the “Company Stockholder Approval”) is the only vote or consent of the holders of any class or series of securities or capital stock of the Company that is required in connection with the consummation of the transactions contemplated hereby. Each holder of shares of Company Common Stock entitled to vote at the Company Stockholders’ Meeting is entitled to one vote per share.

Section 3.20 Brokers and Consultants. No investment banker, broker or finder other than Keefe, Bruyette & Woods, Inc. (“KBW”), the fees and expenses of which will be paid by the Company, is entitled to any investment banking, brokerage, finder’s or similar fee or commission in connection with this Agreement or the transactions contemplated hereby based upon arrangements made by or on behalf of the Company or any of its Subsidiaries. No consultants or similar third parties other than JMP Securities LLC, the fees and expenses of which will be paid by the Company, is entitled to any consulting or similar fee in connection with this Agreement or the transactions contemplated hereby.

Section 3.21 Opinion of Financial Advisors. The Company Special Committee has received the opinion of KBW, dated the date hereof, to the effect that, as of the date hereof, and based upon and subject to the limitations and assumptions set forth in such opinion, the Merger Consideration, collectively with the Additional Cash Consideration, in the First Merger is fair, from a financial point of view, to the holders of Company Common Stock.

Section 3.22 Insurance. The Company or its Affiliates have paid, or caused to be paid, all premiums due under all material insurance policies covering the Company or its Subsidiaries and have not received written notice that the Company or its Subsidiaries are in default with respect to any obligations under such policies, other than as would not have a Company Material Adverse Effect. Neither the Company nor any of its Subsidiaries has received any written notice of cancellation or termination with respect to any existing material insurance policy that is held by, or for the benefit of, the Company or any of its Subsidiaries, other than as would not have a Company Material Adverse Effect.

Section 3.23 Investment Assets. Each of the Company and each of its Subsidiaries owns all securities, indebtedness and other financial instruments held by it, free and clear of any material Liens, except to the extent such securities, indebtedness or other financial instruments, as applicable, are pledged in the ordinary course of business consistent with past practice to secure obligations of the Company or any of its Subsidiaries and except for Liens consisting of restrictions on transfer agreed to in respect of investments entered into in the ordinary course of business.

Section 3.24 Acknowledgment of Disclaimer of Other Representations and Warranties. The Company acknowledges that, as of the date hereof, it and its Representatives: (a) have received access to (i) such books and records, facilities, properties, premises, equipment, contracts and other assets of Parent and its Subsidiaries, and the Parent Portfolio Companies, which Parent and its Representatives have made available to them and (ii) the electronic data room in connection with the transactions contemplated hereby; (b) have received and may continue to receive from Parent and its Subsidiaries and their respective Representatives certain estimates, forecasts, projections and other forward-looking information, as well as certain business plan information, regarding Parent and its Subsidiaries, and the Parent Portfolio Companies, and their respective businesses and operations (collectively, “Parent Forecasts”); and (c) have had opportunities to meet with the management of Parent and its Subsidiaries and to discuss the business and assets of Parent and its Subsidiaries and the Parent Portfolio Companies. The Company acknowledges and agrees that (x) there are uncertainties inherent in attempting to make Parent Forecasts, with which the Company is familiar, and the Company is taking full responsibility for making its own evaluation of the adequacy and accuracy of all Parent Forecasts (including the reasonableness of the assumptions underlying such Parent Forecasts), and the Company shall have no claim against Parent, its Subsidiaries or the Parent External Adviser, or any of their respective Representatives, or the Parent Portfolio Companies, with respect to any such Parent Forecasts and (y) the Company has conducted, to its satisfaction, its own independent review and analysis of the businesses, assets, condition, operations and prospects of Parent, its Subsidiaries and the Parent Portfolio Companies and, in making its determination to proceed with the transactions contemplated hereby, including the Mergers, the Company has relied on the results of its own independent review and analysis. The Company further acknowledges and agrees that (1) any Parent Forecast, data, financial information, memorandum, presentation or any other materials or information provided or addressed to the Company or any of its Representatives, including any materials or information made available in the electronic data room in connection with the transactions contemplated hereby, via confidential information packet, in connection with presentations by Parent’s management or otherwise, are not and shall not be deemed to constitute or be the subject of any representation or warranty unless and only to the extent any such material or information is the subject of an express representation or warranty set forth in Article IV or in any certificate delivered pursuant hereto; and (2) except for the representations and warranties expressly set forth in Article IV or in any certificate delivered pursuant hereto, (A) none of Parent, any of Parent’s Subsidiaries, the Parent External Adviser or any other Person makes, or has made, any representation or warranty relating to itself or its business or otherwise in connection with the Mergers and the Company shall have no claim against Parent, any of its Subsidiaries, the Parent External Adviser, any Parent Portfolio Companies or any of the respective Representatives thereof in respect of any such representation or warranty and (B) no Person has been authorized by Parent, any of its Subsidiaries or the Parent External Adviser to make any representation or warranty relating to itself or its business or otherwise in connection with the Mergers. Nothing in this Section 3.24 shall apply to or limit any claim for Fraud.

Section 3.25 No Other Representations or Warranties. Except for the representations and warranties contained in this Article III or in any certificate delivered hereunder, neither the Company nor any other Person on behalf of the Company makes any express or implied representation or warranty with respect to the Company, any of its Subsidiaries, or any Company Portfolio Company, or with respect to any other information provided to Parent or Acquisition

Sub or any of their respective Representatives in connection with the transactions contemplated hereby, including the accuracy, completeness or timeliness thereof. Neither the Company nor any other Person will have or be subject to any claim, liability or indemnification obligation to Parent, Acquisition Sub or any other Person resulting from the distribution or failure to distribute to Parent or Acquisition Sub, or Parent’s or Acquisition Sub’s use of, any such information, including any information, documents, projections, estimates, Forecasts or other material made available to Parent or Acquisition Sub in the electronic data room maintained by the Company for purposes of the transactions contemplated hereby or management presentations in expectation of the transactions contemplated hereby, unless and to the extent any such information is expressly included in a representation or warranty contained in this Article III or in any certificate delivered pursuant hereto. Nothing in this Section 3.25 shall apply to or limit any claim for Fraud.

Section 3.26 Jolson Agreements. The Company Board has approved the Jolson Agreements.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PARENT AND ACQUISITION SUB

Except as disclosed in the Parent SEC Documents filed by Parent prior to the date of this Agreement (but excluding any risk factor disclosures contained under the heading “Risk Factors,” any disclosure of risks included in any “forward-looking statements” disclaimer or any other statements that are similarly predictive or forward-looking in nature, in each case, other than any specific factual information contained therein) or as disclosed in the Parent Disclosure Letter, Parent and Acquisition Sub hereby jointly and severally represent and warrant to the Company as follows:

Section 4.1 Organization and Qualification. Each of Parent and its Subsidiaries (including Acquisition Sub) (a) is a corporation or other entity duly organized, validly existing and (to the extent applicable) in good standing under the laws of the jurisdiction of its incorporation or organization and (b) has the requisite entity power and authority to conduct its business as it is now being conducted, except, in the case of this clause (b), where the failure to have such power and authority would not have a Parent Material Adverse Effect. Each of Parent and its Subsidiaries (including Acquisition Sub) is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the nature of the business conducted by it makes such qualification or licensing necessary, except where the failure to be so duly qualified or licensed and in good standing would not have a Parent Material Adverse Effect. Parent has made available to the Company a copy of the Parent Organizational Documents, as currently in effect, and neither Parent nor Acquisition Sub is in violation of such documents. Parent has duly elected to be regulated as a BDC pursuant to the Investment Company Act and such election has not been revoked or withdrawn and is in full force and effect.

Section 4.2 Capitalization; Subsidiaries.

(a) As of the close of business on December 18, 2020, the authorized capital stock of Parent consists of (i) 100,000,000 shares of Parent Common Stock, 75,164,230 of which were issued and outstanding and 5,000,000 of which were held by Parent as treasury stock, and (ii) 5,000,000 shares of preferred stock of Parent, par value $0.01 per share, zero shares of which were outstanding. Acquisition Sub does not have any Subsidiaries and has no shares of preferred stock authorized, issued or outstanding.

(b) All of the issued and outstanding shares of Parent Common Stock have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights. All of the Parent Common Stock has been sold pursuant to an effective registration statement filed under the federal securities Laws or an appropriate exemption therefrom and in accordance with the Investment Company Act.

(c) As of the date hereof, there are no existing (i) options, warrants, calls, subscriptions or other rights, convertible securities, agreements or commitments of any character to which Parent or any of its Subsidiaries (including Acquisition Sub) is a party obligating Parent or any of its Subsidiaries (including Acquisition Sub) to issue, transfer or sell any shares of capital stock or other equity interest in Parent or any of its Subsidiaries (including Acquisition Sub) or securities convertible into or exchangeable for such shares or equity interests, (ii) contractual obligations of Parent or any of its Subsidiaries (including Acquisition Sub) to repurchase, redeem or otherwise acquire any capital stock of Parent or any of its Subsidiaries or any securities representing the right to purchase or otherwise receive capital stock of Parent or any of its Subsidiaries, (iii) appreciation rights, phantom equity or similar rights with respect to, or valued in whole or in part in reference to, Parent or any of its Subsidiaries (including Acquisition Sub) or (iv) voting trusts or similar agreements to which Parent is a party with respect to the voting of the capital stock of Parent.

(d) Each Subsidiary of Parent (including Acquisition Sub) on the date hereof is listed on Section 4.2(d) of the Parent Disclosure Letter. Except as set forth on Section 4.2(d) of the Parent Disclosure Letter, Parent owns, directly or indirectly, all of the issued and outstanding company, partnership or corporate (as applicable) ownership interests in each such Subsidiary (including Acquisition Sub), free and clear of all Liens except for Permitted Liens.

Section 4.3 Authority Relative to Agreement.

(a) Each of Parent and Acquisition Sub has all necessary corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution, delivery and performance of this Agreement by Parent and Acquisition Sub, and the consummation by Parent and Acquisition Sub of the transactions contemplated hereby, have been duly and validly authorized by all necessary corporate action by Parent and Acquisition Sub, and except for the filing of the Certificate of First Merger with the Delaware Secretary and the Certificate of Second Merger with the Delaware Secretary, no other corporate action or Proceeding on the part of Parent or Acquisition Sub is necessary to authorize the execution, delivery and performance of this Agreement by Parent and Acquisition Sub and the consummation by Parent and Acquisition Sub of the transactions contemplated hereby. This Agreement has been duly executed and delivered by Parent and Acquisition Sub and, assuming due authorization, execution and delivery of this Agreement by the Company, constitutes a legal, valid and binding obligation of each of Parent and Acquisition Sub, enforceable against each of Parent and Acquisition Sub in accordance with its terms, except that such enforcement may be subject to the Bankruptcy and Equity Exception.

(b) The Parent Board and the board of directors or similar governing body of Acquisition Sub has, at a meeting duly called and held, by resolutions unanimously adopted by directors or similar governing members (i) approved and adopted this Agreement and the transactions contemplated hereby and (ii) determined that this Agreement and the transactions contemplated hereby are advisable, fair to and in the best interests of Parent, Acquisition Sub and their respective stockholders or other equityholders, as applicable. Parent, acting in its capacity as the sole stockholder of Acquisition Sub, has approved and adopted this Agreement.

(c) Neither the execution and delivery of this Agreement by Parent and Acquisition Sub nor the consummation by Parent and Acquisition Sub of the transactions contemplated hereby will (i) violate any provision of the certificate of incorporation or bylaws (or equivalent organizational documents) of Parent, any of its Subsidiaries or Acquisition Sub, (ii) assuming that the Consents, registrations, declarations, filings and notices referred to in Section 4.4 have been obtained or made, any applicable waiting periods referred to therein have expired and any condition precedent to any such Consent has been satisfied, conflict with or violate any Law applicable to Parent or any of its Subsidiaries or by which any property or asset of Parent or any of its Subsidiaries is bound or affected, or (iii) result in any breach of, or constitute a default (with or without notice or lapse of time, or both) under, or give rise to any right of termination, acceleration or cancellation of any Parent Material Contract, or result in the creation of a Lien, other than any Permitted Lien, upon any of the material property or assets of Parent or any of its Subsidiaries other than, in the case of clauses (ii) and (iii), any such conflict, violation, breach, default, termination, acceleration, cancellation or Lien that would not have a Parent Material Adverse Effect.

Section 4.4 No Conflict; Required Filings and Consents. No Consent of, or registration, declaration or filing with, or notice to, any Governmental Authority is required to be obtained or made by or with respect to Parent or any of its Subsidiaries in connection with the execution, delivery and performance of this Agreement or the consummation of the transactions contemplated hereby, other than (i) applicable requirements of and filings with the SEC under the Securities Act and the Exchange Act, (ii) the filing of each of the Certificate of First Merger and the Certificate of Second Merger with the Delaware Secretary and appropriate documents with the relevant authorities of the other jurisdictions in which Parent or any of its Subsidiaries is qualified to do business, (iii) such filings as may be required in connection with the Taxes described in Section 8.6, (iv) compliance with applicable rules and regulations of the NASDAQ and (vi) such other Consents, registrations, declarations, filings or notices the failure of which to be obtained or made would not have a Parent Material Adverse Effect.

Section 4.5 Permits; Compliance with Laws.

(a) Parent and each of its Subsidiaries are in compliance, and have been operated in compliance, in all material respects, with all Applicable Laws, including, if and to the extent applicable, the Investment Company Act, the Securities Act and the Exchange Act other than as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect. Neither Parent nor any of its Subsidiaries has received any written or, to the Knowledge of Parent, oral notification from a Governmental Authority of any material non-compliance with any Applicable Laws, which non-compliance would, individually or in the aggregate, reasonably be expected to result in a Parent Material Adverse Effect.

(b) Parent and each of its Subsidiaries are in compliance, and since it commenced operations, has complied with its investment policies and restrictions and portfolio valuation methods, if any, as such policies and restrictions have been set forth in its registration statement (as amended from time to time) or reports that it has filed with the SEC under the Exchange Act and other Applicable Laws, if any, other than any non-compliance that would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

(c) Parent is in compliance with Section 61 of the Investment Company Act and as of the date hereof Parent’s asset coverage ratio calculated in accordance with Section 18 of the Investment Company Act is above 150%.

(d) Neither Parent nor any of its Subsidiaries is in default or violation of any (i) Law applicable to Parent or any of its Subsidiaries or (ii) Permits necessary for Parent and its Subsidiaries to carry on their respective businesses as now being conducted, except for any such defaults or violations that would not have a Parent Material Adverse Effect.

(e) Parent has written policies and procedures adopted pursuant to Rule 38a-1 under the Investment Company Act that are reasonably designed to prevent material violations of the “Federal Securities Laws,” as such term is defined in Rule 38a-1(e)(1) under the Investment Company Act. There have been no “Material Compliance Matters” for Parent, as such term is defined in Rule 38a-1(e)(2) under the Investment Company Act, other than those that have been reported to the Parent Board and satisfactorily remedied or are in the process of being remedied or those that would not, individually or in the aggregate, reasonably be expected to be material to Parent and its Subsidiaries, taken as a whole.

(f) Parent and each of its Subsidiaries holds and is in compliance with all Permits required in order to permit Parent and each of its Subsidiaries to own or lease their properties and assets and to conduct their businesses under and pursuant to all Applicable Laws as presently conducted, other than any failure to hold or non-compliance with any such Permit that would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect. All such Permits are valid and in full force and effect, except as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect. Neither Parent nor any of its Subsidiaries has received any written or, to the Knowledge of Parent, oral notification from a Governmental Authority of any material non-compliance with any such Permits, and no Proceeding is pending or threatened in writing to suspend, cancel, modify, revoke or materially limit any such Permits, which Proceeding would, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

(g) No “affiliated person” (as defined under the Investment Company Act) of Parent or the Parent External Adviser has been subject to disqualification to serve in any capacity contemplated by the Investment Company Act for any investment company (including a BDC) under Sections 9(a) and 9(b) of the Investment Company Act, unless, in each case, such Person has received exemptive relief from the SEC with respect to any such disqualification. There is no material Proceeding pending and served or, to the Knowledge of Parent, threatened that would result in any such disqualification.

(h) The minute books and other similar records of Parent contain a true and complete record in all material respects of all action taken at all meetings and by all written consents in lieu of meetings of the stockholders of Parent, the Parent Board and any committees of the Parent Board.

(i) Notwithstanding the foregoing, no representation or warranty in this Section 4.5 is made with respect to Parent SEC Documents or financial statements, “disclosure controls and procedures” or “internal control over financial reporting,” employee and employee benefits matters, intellectual property matters, Tax matters, real property matters or environmental matters, which are addressed exclusively in Section 4.6 (Parent SEC Documents; Financial Statements; Enforcement Actions), Section 4.8 (Disclosure Controls and Procedures), Section 4.13 (Employee Matters), Section 4.14 (Trademarks, Patents and Copyrights), Section 4.15 (Taxes), Section 4.17 (Real Property) and Section 4.18 (Environmental), respectively.

Section 4.6 Parent SEC Documents; Financial Statements; Enforcement Actions.

(a) Since December 31, 2019, Parent has filed with the SEC all material forms, documents and reports required to be filed or furnished prior to the date hereof by it with the SEC (such forms, documents and reports so filed with the SEC by Parent since such date, including any amendments thereto, the “Parent SEC Documents”). As of their respective dates, or, if amended, as of the date of the last such amendment, the Parent SEC Documents complied in all material respects with the applicable requirements of the Securities Act, the Exchange Act or the Investment Company Act, as the case may be, and the applicable rules and regulations promulgated thereunder, and none of the Parent SEC Documents at the time it was filed (or, if amended, as of the date of such amendment) contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, or are to be made, not misleading (or, in the case of a Parent SEC Document that is a registration statement, as amended or supplemented, if applicable, filed pursuant to the Securities Act, as of the date such registration statement or amendment became effective, contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary to make the statements therein , in light of the circumstances under which they were made, not misleading).

(b) The consolidated financial statements (including all related notes) of Parent included in the Parent SEC Documents fairly present in all material respects the consolidated financial position of Parent and its Subsidiaries as at the respective dates thereof and their consolidated statements of operations and consolidated statements of cash flows for the respective periods then ended (subject, in the case of unaudited interim statements, to normal year-end audit adjustments, to the absence of notes and to any other adjustments described therein, including in any notes thereto) and were prepared in conformity with GAAP applied on a consistent basis throughout the periods involved (except as may be indicated therein or in the notes thereto).

(c) Neither Parent nor any of its Subsidiaries is subject to any cease-and-desist or other enforcement action by, or is a party to any Contract, consent agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, or is subject to any Order by, or has adopted any policies, procedures or board resolutions at the request of, any Governmental Authority that currently restrict the conduct of its business (or that would, to the Knowledge of Parent, upon consummation of the First Merger restrict in any respect the conduct of the business of Parent or any of its Subsidiaries), or that relate to its capital adequacy, its ability to pay dividends, its credit, risk management or compliance policies, its internal controls, its management or its business, other than those of general application that apply to similarly situated BDCs or their Subsidiaries, except as would not have a Parent Material Adverse Effect, nor has Parent or any of its Subsidiaries been advised in writing or, to the Knowledge of Parent, verbally by any Governmental Authority that it is considering issuing, initiating, ordering or requesting any of the foregoing that would have a Parent Material Adverse Effect.

Section 4.7 Information Supplied. None of the information supplied or to be supplied by or on behalf of Parent or any of its Subsidiaries expressly for inclusion or incorporation by reference in (a) the Form N-14 will, at the time the Form N-14 is filed with the SEC or at any time it is amended or supplemented or at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading, and (b) the Proxy Statement will, at the date it or any amendment or supplement is mailed to stockholders of the Company and at the time of the Company Stockholders’ Meeting, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they are made, not misleading (except that no representation or warranty is made by Parent or Acquisition Sub regarding such portions thereof that relate expressly to the Company or any of its Subsidiaries, or to statements made therein based on information supplied by or on behalf of the Company for inclusion or incorporation by reference therein).

Section 4.8 Disclosure Controls and Procedures. Parent and its Subsidiaries maintain “disclosure controls and procedures” and “internal control over financial reporting” (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 13a-15 under the Exchange Act) as required by Rule 13a-15 under the Exchange Act.

Section 4.9 Absence of Certain Changes or Events. Since December 31, 2019 through the date of this Agreement, except as expressly contemplated by this Agreement, (a) the respective businesses of Parent and its Subsidiaries have been conducted in the ordinary course of business consistent with past practice, and (b) there has not been any event, development or state of circumstances that, individually or in the aggregate, has had a Parent Material Adverse Effect.

Section 4.10 No Undisclosed Liabilities. Except (a) as reflected, disclosed or reserved against in Parent’s financial statements (as amended or restated, if applicable) or the notes thereto included in the Parent SEC Documents, (b) for liabilities or obligations incurred in the ordinary course of business since December 31, 2019, (c) for liabilities or obligations incurred in connection with the transactions contemplated hereby, (d) for liabilities and obligations which have been discharged or paid prior to the date of this Agreement or (e) for liabilities or obligations that would not have a Parent Material Adverse Effect, as of the date hereof, none of Parent or its Subsidiaries has any liabilities or obligations of any nature, whether or not accrued, contingent or otherwise, that would be required by GAAP to be reflected on a consolidated balance sheet (or the notes thereto) of Parent.

Section 4.11 Litigation. As of the date of this Agreement, there is no Proceeding pending or, to the Knowledge of Parent, threatened against Parent or any of its Subsidiaries that would have a Parent Material Adverse Effect, nor is there any judgment of any Governmental Authority outstanding against, or, to the Knowledge of Parent, investigation by any Governmental Authority involving, Parent or any of its Subsidiaries that would have a Parent Material Adverse Effect.

Section 4.12 Absence of Certain Agreements. As of the date of this Agreement, neither Parent nor any of its Affiliates has entered into any Contract, arrangement or understanding (in each case, whether oral or written), or authorized, committed or agreed to enter into any Contract, arrangement or understanding (in each case, whether oral or written), pursuant to which: (a) any stockholder of the Company would be entitled to receive consideration of a different amount or nature than the Per Share Merger Consideration or pursuant to which any stockholder of the Company (i) agrees to vote to adopt this Agreement or the First Merger or (ii) agrees to vote against any Superior Proposal; or (b) any Third Party has agreed to provide, directly or indirectly, equity capital to Parent or the Company to finance in whole or in part the First Merger.

Section 4.13 Employee Matters. Neither Parent nor any of its Subsidiaries has (a) any employees or (b) any “employee benefit plans” as defined in Section 3(3) of ERISA, or any employment bonus, incentive, vacation, stock option or other equity based, severance, termination, retention, change of control, fringe benefit, retirement, health, medical or other similar employee benefit plan, program or agreement covering any of their respective current or former employees, officers or other service providers.

Section 4.14 Trademarks, Patents and Copyrights.

(a) Section 4.14(a) of the Parent Disclosure Letter sets forth a complete and accurate list (in all material respects) of all material United States and foreign: (i) patents and patent applications; (ii) trademark registrations and applications (including internet domain name registrations); and (iii) copyright registrations and applications owned by Parent or its Subsidiaries as of the date hereof. Such registrations for Intellectual Property Rights owned by Parent or its Subsidiaries are in effect and subsisting and, to the Knowledge of Parent, valid.

(b) Section 4.14(b) of the Parent Disclosure Letter sets forth a complete and accurate list (in all material respects) of all agreements under which: (i) Parent or any of its Subsidiaries are granted the right to use any Intellectual Property Rights owned by a third party material to the respective businesses of Parent and its Subsidiaries (excluding any agreement for off the shelf or commercially available software or non-exclusive licenses granted in the ordinary course of business); and (ii) Parent or any of its Subsidiaries have granted the right to use any of the Parent IPR to a third party (other than non-exclusive licenses granted by Parent or its Subsidiaries in the ordinary course of business).

(c) Except as would not have a Parent Material Adverse Effect, to the Knowledge of Parent, Parent and its Subsidiaries own or have the right to use in the manner currently used all Intellectual Property Rights that are material to the respective businesses of Parent and its Subsidiaries as currently conducted.

(d) To the Knowledge of Parent as of the date hereof, the conduct of the respective businesses of Parent and its Subsidiaries as currently conducted does not infringe upon or otherwise violate any Intellectual Property Rights of any other Person, except for any such infringement that would not have a Parent Material Adverse Effect. As of the date of this Agreement, there is no such claim pending or, to the Knowledge of Parent, threatened, except for any such infringement or other violation that would not have a Parent Material Adverse Effect. To the Knowledge of Parent, no other Person is infringing or otherwise violating any Intellectual Property Rights that are material to the respective businesses of Parent and its Subsidiaries as currently conducted, except for any such infringement or other violation as would not have a Parent Material Adverse Effect, and in the last three (3) years, neither Parent nor any of its Subsidiaries have sent any written notice to any Person alleging that such Person is infringing, misappropriating or violating any Parent IPR. Notwithstanding anything to the contrary in this Agreement, this Section 4.14(d) constitutes the only representation and warranty of Parent with regard to any actual or alleged infringement or other violation of any Intellectual Property Rights of any other Person.

Section 4.15 Taxes. Except as would not have a Parent Material Adverse Effect:

(a) Parent and each of its Subsidiaries have (i) timely filed (taking into account any extension of time within which to file) all Tax Returns required to be filed by any of them and all such filed Tax Returns (taking into account all amendments thereto) are complete and accurate and (ii) paid all Taxes due and payable (whether or not shown as due on such Tax Returns), except for Taxes contested in good faith or for which adequate reserves have been established on the financial statements in accordance with GAAP.

(b) There are no pending or ongoing audits, examinations, investigations or other Proceedings by any Governmental Authority in respect of Taxes of or with respect to Parent or any of its Subsidiaries.

(c) All Taxes that Parent or any of its Subsidiaries are or were required by Law to withhold or collect have been duly and timely withheld or collected in all material respects on behalf of its respective employees, independent contractors or other Third Parties and, have been timely paid to the proper Governmental Authority or other Person or properly set aside in accounts for this purpose.

(d) Neither Parent nor any of its Subsidiaries has (i) ever been a member of a consolidated, combined or unitary Tax group (other than such a group the common parent of which is Parent or any of its Subsidiaries), or (ii) has any liability for the Taxes of another Person (other than Parent and its Subsidiaries) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign Law), as a transferee, successor or otherwise as a matter of Law.

(e) Neither Parent nor any of its Subsidiaries is a party to or is bound by any Tax sharing, Tax allocation or Tax indemnification agreement or arrangement (other than such an agreement or arrangement exclusively between or among Parent and its Subsidiaries or customary commercial Contracts, the principle subject matter of which is not Taxes) that will not be terminated on or before the Closing Date without any future liability to Parent or its Subsidiaries.

(f) There are no Liens for Taxes on any of the assets of Parent or any of its Subsidiaries other than Permitted Liens.

(g) Neither Parent nor any of its Subsidiaries has participated in or been a party to a transaction that, as of the date of this Agreement, constitutes a “listed transaction” that is required to be reported to the IRS pursuant to Section 6011 of the Code and applicable Treasury Regulations thereunder.

(h) Acquisition Sub is a newly formed entity created for the purpose of undertaking the First Merger. Prior to the Effective Time, Acquisition Sub will not have engaged in any other business activities and will have incurred no liabilities or obligations other than as contemplated by this Agreement.

(i) Parent has made a valid election under Part I of Subchapter M of Subtitle A, Chapter 1, of the Code to be taxed as a RIC. Parent has qualified as a RIC with respect to its first taxable year ending on December 31, 2006, and with respect to each taxable year thereafter (including its taxable year ending on the Effective Time). No challenge to Parent’s status as a RIC is pending or has been threatened in writing. For each taxable year of Parent ending on or before the Effective Time, Parent has satisfied the distribution requirements imposed on a RIC under Section 852 of the Code (assuming for these purposes that any Tax Dividend declared by Parent after the date of this Agreement has been timely paid).

(j) Within the past two years, neither Parent nor any of its Subsidiaries has been a “distributing corporation” or a “controlled corporation” in a distribution of stock which qualified or was intended to qualify under Section 355(a) of the Code.

Section 4.16 Material Contracts.

(a) Section 4.16(a) of the Parent Disclosure Letter sets forth a list, as of the date hereof, of each Parent Material Contract. For purposes of this Agreement, “Parent Material Contract” means any Contract to which Parent or any of its Subsidiaries is a party, except for this Agreement or as expressly set forth below, that:

(i) constitutes a “material contract” (as such term is defined in item 601(b)(10) of Regulation S-K under the Securities Act) of Parent or any of its Subsidiaries;

(ii) except with respect to investments set forth in the Parent SEC Documents, any partnership, limited liability company, joint venture or other similar Contract that is not entered into in the ordinary course of business and is material to Parent and its Subsidiaries, taken as a whole;

(iii) except with respect to investments set forth in the Parent SEC Documents, is a loan, guarantee of indebtedness or credit agreement, note, mortgage, indenture or other binding commitment (other than those between or among Parent and any of its Subsidiaries) relating to indebtedness for borrowed money (excluding letters of credit) in an amount in excess of $7 million individually;

(iv) is a non-competition or non-solicitation Contract that purports to limit in any material respect the manner in which, or the localities in which, any material business of Parent and its Subsidiaries (taken as a whole) is conducted or the types of material businesses that Parent or its Subsidiaries conduct;

(v) is a Contract (other than a Contract relating to acquisitions or dispositions of investments in any Parent Portfolio Company, or any entity that becomes a Parent Portfolio Company as a result of such investment) relating to the acquisition or disposition of any business or operations (whether by merger, sale of stock, sale of assets or otherwise) entered into after December 31, 2019, and which has not yet been consummated, pursuant to which (A) Parent reasonably expects that it is required to pay total consideration (including assumption of debt) after the date hereof in excess of $7 million or (B) any other Person has the right to acquire any assets of Parent or any of its Subsidiaries (or any interests therein) after the date of this Agreement with a purchase price of more than $7 million; or

(vi) is a Contract for the purpose of another Person providing investment advisory or investment management services to Parent or any of its Subsidiaries (including the Parent Investment Advisory Agreement).

(b) Neither Parent nor any of its Subsidiaries is in breach of or default under the terms of any Parent Material Contract to which it is a party except for such breaches or defaults as would not have a Parent Material Adverse Effect. As of the date of this Agreement, to the Knowledge of Parent, no other party to any Parent Material Contract is in breach of or default under the terms of any Parent Material Contract except for such breaches or defaults as would not have a Parent Material Adverse Effect. Each Parent Material Contract is a valid and binding obligation of Parent or its Subsidiary that is a party thereto, as applicable, and, to the Knowledge of Parent, the other parties thereto, except such as would not have a Parent Material Adverse Effect; provided that such enforcement may be subject to the Bankruptcy and Equity Exception.

Section 4.17 Real Property.

(a) Neither Parent nor any of its Subsidiaries owns any real property in fee (or the equivalent interest in the applicable jurisdiction).

(b) As of the date of this Agreement, except as would not have a Parent Material Adverse Effect, Parent and each of its Subsidiaries have a valid leasehold, subleasehold or license interests in all real property leased, subleased, licensed or otherwise occupied (whether as a tenant, subtenant or pursuant to other occupancy arrangements) by Parent or any of its Subsidiaries (collectively, including the improvements thereon, the “Parent Leased Real Property”).

(c) As of the date of this Agreement, except as would not have a Parent Material Adverse Effect, neither Parent nor any of its Subsidiaries has received any written communication from, or given any written communication to, any other party to a lease for Parent Leased Real Property or any lender, alleging that Parent or any of its Subsidiaries or such other party, as the case may be, is in default under such lease.

Section 4.18 Environmental. Except as would not have a Parent Material Adverse Effect:

(a) Parent and its Subsidiaries are in compliance with all applicable Environmental Laws, including possessing all Permits required for their operations under applicable Environmental Laws;

(b) there is no pending or, to the Knowledge of Parent, threatened Proceeding pursuant to any Environmental Law against Parent or any of its Subsidiaries;

(c) none of Parent or any of its Subsidiaries has received written notice from any Person, including any Governmental Authority, alleging that Parent or any of its Subsidiaries has been or is in violation or is potentially in violation of any applicable Environmental Law or otherwise may be liable under any applicable Environmental Law, which violation or liability is unresolved. None of Parent or any of its Subsidiaries is a party or subject to any Order pursuant to Environmental Law; and

(d) with respect to the Parent Leased Real Property, there has been no Release of Hazardous Materials by Parent or any of its Subsidiaries or, to the Knowledge of Parent, any other Person that is reasonably expected to result in an obligation by Parent or any of its Subsidiaries to remediate such Hazardous Materials pursuant to applicable Environmental Law or that is reasonably expected to result in liability of Parent or any of its Subsidiaries pursuant to applicable Environmental Law with respect to such Hazardous Materials.

Section 4.19 Takeover Statutes. No restrictions on “business combinations” set forth in any Takeover Statutes are applicable to this Agreement or the Mergers.

Section 4.20 No Vote Required. No vote of the holders of any class or series of capital stock of Parent or the holders of any other securities of Parent (equity or otherwise) is necessary to adopt and approve this Agreement, or to approve the transactions contemplated hereby. The vote or consent of Parent or a wholly-owned Subsidiary of Parent as the sole stockholder of Acquisition Sub is the only vote of the holders of any class or series of capital stock of Acquisition Sub necessary to approve the transactions contemplated hereby and adopt this Agreement, which consent shall be given immediately following the execution of this Agreement.

Section 4.21 Sufficient Funds. Either Parent or Acquisition Sub will have on the Closing Date, sufficient funds to consummate the transactions contemplated hereby, including, with respect to the Aggregate Cash Consideration, the payments contemplated under Article II.

Section 4.22 Brokers. No investment banker, broker or finder is entitled to any investment banking, brokerage, finder’s or similar fee or commission in connection with this Agreement or the transactions contemplated hereby based upon arrangements made by or on behalf of Parent, Acquisition Sub or any of their respective Subsidiaries.

Section 4.23 Insurance. Parent and its Subsidiaries have paid, or caused to be paid, all premiums due under all material insurance policies of Parent and its Subsidiaries and have not received written notice that Parent or its Subsidiaries are in default with respect to any obligations under such policies other than as would not have a Parent Material Adverse Effect. Neither Parent nor any of its Subsidiaries has received any written notice of cancellation or termination with respect to any existing material insurance policy that is held by, or for the benefit of, Parent or any of its Subsidiaries, other than as would not have a Parent Material Adverse Effect.

Section 4.24 Solvency. Neither Parent nor Acquisition Sub is entering into the transactions contemplated hereby with the actual intent to hinder, delay or defraud either present or future creditors of the Company or any of its Subsidiaries. Each of Parent and Acquisition Sub is solvent as of the date of this Agreement, and each of Parent and the Surviving Corporation will, after giving effect to all of the transactions contemplated hereby, including the payment of any amounts required to be paid in connection with the consummation of the transactions contemplated hereby and the payment of all related fees and expenses, be solvent at and immediately after the Effective Time. As used in this Section 4.24, the term “solvent” means, with respect to a particular date, that on such date, (a) the sum of the assets, at a fair valuation, of Parent and Acquisition Sub and, after the First Merger, Parent and the Surviving Corporation and its Subsidiaries will exceed their debts, (b) each of Parent and Acquisition Sub and, after the First Merger, Parent and the Surviving Corporation and its Subsidiaries have not incurred debts beyond its ability to pay such debts as such debts mature and (c) each of Parent and Acquisition Sub and, after the First Merger, Parent and the Surviving Corporation and its Subsidiaries has sufficient capital and liquidity with which to conduct its business. For purposes of this Section 4.24, “debt” means any liability on a claim, and “claim” means any (x) right to payment, whether or not such a right is reduced to judgment, liquidated, unliquidated, fixed, contingent, matured, unmatured, disputed, undisputed, legal, equitable, secured or unsecured, and (y) right to an equitable remedy for breach of performance if such breach gives rise to a payment, whether or not such right to an equitable remedy is reduced to judgment, fixed, contingent, matured, unmatured, disputed, undisputed, secured or unsecured.

Section 4.25 Investment Assets. Each of Parent and each of its Subsidiaries owns all securities, indebtedness and other financial instruments held by it, free and clear of any material Liens, except to the extent such securities, indebtedness or other financial instruments, as applicable, are pledged in the ordinary course of business consistent with past practice to secure obligations of Parent or any of its Subsidiaries and except for Liens consisting of restrictions on transfer agreed to in respect of investments entered into in the ordinary course of business.

Section 4.26 Parent Investment Advisory Agreement. The Parent Investment Advisory Agreement has been duly approved, continued and at all times has been in compliance in all material respects with Section 15 of the Investment Company Act (to the extent applicable). Neither Parent nor the Parent External Adviser is in default under the Parent Investment Advisory Agreement, except where such default would not have a Parent Material Adverse Effect. The Parent Investment Advisory Agreement is a valid and binding obligation of Parent, except as would not have a Parent Material Adverse Effect; provided that such enforcement may be subject to the Bankruptcy and Equity Exception. There is no Proceeding pending or, to the Knowledge of Parent, threatened, and, to the Knowledge of Parent, there do not exist any facts or circumstances which would reasonably be expected to adversely affect the registration of the Parent External Adviser as an investment adviser under the Investment Advisers Act or the ability of an investment adviser to perform its obligations under the Parent Investment Advisory Agreement.

Section 4.27 Acknowledgment of Disclaimer of Other Representations and Warranties. Each of Parent and Acquisition Sub acknowledges that, as of the date hereof, they and their Representatives: (a) have received access to (i) such books and records, facilities, properties, premises, equipment, contracts and other assets of the Company and its Subsidiaries, and the Company Portfolio Companies, which Company and its Representatives, as of the date hereof, have made available to them and (ii) the electronic data room in connection with the transactions contemplated hereby; (b) have received and may continue to receive from the Company and its Subsidiaries and their respective Representatives certain estimates, forecasts, projections and other forward-looking information, as well as certain business plan information, regarding the Company and its Subsidiaries and the Company Portfolio Companies and their respective businesses and operations (collectively, “Forecasts”); and (c) have had opportunities to meet with the management of the Company and its Subsidiaries and to discuss the business and assets of the Company and its Subsidiaries and the Company Portfolio Companies. Parent and Acquisition Sub acknowledge and agree that (x) there are uncertainties inherent in attempting to make Forecasts, with which Parent and Acquisition Sub are familiar, and Parent and Acquisition Sub are taking full responsibility for making their own evaluation of the adequacy and accuracy of all Forecasts (including the reasonableness of the assumptions underlying such Forecasts), and Parent and Acquisition Sub shall have no claim against the Company, its Subsidiaries or the Company External Adviser, or the Company Portfolio Companies or any of their respective Representatives with respect to any such Forecasts and (y) each of Parent and Acquisition Sub has conducted, to its satisfaction, its own independent review and analysis of the businesses, assets, condition, operations and prospects of the Company, its Subsidiaries and the Company Portfolio Companies and, in making its determination to proceed with the transactions contemplated hereby, including the Mergers, each of Parent and Acquisition Sub has relied on the results of its own independent review and analysis. Parent and Acquisition Sub each further acknowledges and agrees that (1) any Forecast, data, financial information, memorandum, presentation or any other materials or information provided or addressed to Parent, Acquisition Sub or any of their Representatives, including any materials or information made available in the electronic data room in connection with the transactions contemplated hereby, via confidential information packet, in connection with presentations by the Company’s management or otherwise, are not and shall not be deemed to constitute or be the subject of any representation or warranty unless and only to the extent any such material or information is the subject of an express representation or warranty set forth in Article III or in any certificate delivered pursuant hereto; and (2) except for the representations and warranties expressly set forth in Article III or in any certificate delivered pursuant hereto, (A) neither the Company, its investment adviser nor any of its Subsidiaries makes, or has made, any representation or warranty relating to itself or its business or otherwise in connection with the Mergers and Parent and Acquisition Sub shall have no claim against the Company, any of its Subsidiaries or any Company Portfolio Companies or their respective Representatives in respect of any such representation or warranty and (B) no Person has been authorized by the Company, its investment adviser or any of its Subsidiaries to make any representation or warranty relating to itself or its business or otherwise in connection with the Mergers. Nothing in this Section 4.27 shall apply to or limit any claim for Fraud.

Section 4.28 No Other Representations or Warranties. Except for the representations and warranties contained in this Article IV or in any certificate delivered hereunder, neither Parent nor Acquisition Sub nor any other Person on behalf of Parent or Acquisition Sub makes any express or implied representation or warranty with respect to Parent or Acquisition Sub, any of their respective Subsidiaries, or any Parent Portfolio Company, or with respect to any other information provided to the Company or its Representatives in connection with the transactions contemplated hereby, including the accuracy, completeness or timeliness thereof. Neither Parent nor Acquisition Sub nor any other Person will have or be subject to any claim, liability or indemnification obligation to the Company or any other Person resulting from the distribution or failure to distribute to the Company, or the Company’s use of, any such information, including any information, documents, projections, estimates, Parent Forecasts or other material made available to the Company in the electronic data room maintained by Parent for purposes of the transactions contemplated hereby or management presentations in expectation of the transactions contemplated hereby, unless and to the extent any such information is expressly included in a representation or warranty contained in this Article IV or in any certificate delivered pursuant hereto. Nothing in this Section 4.28 shall apply to or limit any claim for Fraud.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF THE PARENT EXTERNAL ADVISER

The Parent External Adviser hereby represents and warrants to the Company as follows:

Section 5.1 Organization and Qualification. The Parent External Adviser (a) is a limited liability company, duly formed, validly existing and (to the extent applicable) in good standing under the laws of the jurisdiction of its formation and (b) has the requisite limited liability company power and authority to conduct its business as it is now being conducted, except, in the case of this clause (b), where the failure to have such power and authority would not have an Adviser Material Adverse Effect. The Parent External Adviser is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the nature of the business conducted by it makes such qualification or licensing necessary, except where the failure to be so duly qualified or licensed and in good standing would not have an Adviser Material Adverse Effect. The Parent External Adviser has made available to the Company a copy of its certificate of formation, as amended to date (together with the Parent External Adviser’s limited liability company agreement, the “Parent External Adviser Documents”), as currently in effect, and the Parent External Adviser is not in violation of such documents.

Section 5.2 Authority Relative to Agreement.

(a) The Parent External Adviser has all necessary corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and, to consummate the transactions contemplated hereby. The execution, delivery and performance of this Agreement by the Parent External Adviser, and the consummation by the Parent External Adviser of the transactions contemplated hereby, have been duly and validly authorized by all necessary corporate action by the Parent External Adviser, and no other corporate action or Proceeding on the part of the Parent External Adviser is necessary to authorize the execution, delivery and performance of this Agreement by the Parent External Adviser and the consummation by the Parent External Adviser of the transactions contemplated hereby. This Agreement has been duly executed and delivered by the Parent External Adviser and, assuming due authorization, execution and delivery of this Agreement by the Company, constitutes a legal, valid and binding obligation of the Parent External Adviser, enforceable against the Parent External Adviser in accordance with its terms, except that such enforcement may be subject the Bankruptcy and Equity Exception.

(b) The board of directors or similar governing body of the Parent External Adviser has, by resolutions adopted by directors or similar governing members adopted this Agreement and the transactions contemplated hereby.

(c) Neither the execution and delivery of this Agreement by the Parent External Adviser nor the consummation by the Parent External Adviser of the transactions contemplated hereby will (i) violate any provision of any Parent External Adviser Document, (ii) assuming that the Consents, registrations, declarations, filings and notices referred to in Section 5.3 have been obtained or made, any applicable waiting periods referred to therein have expired and any condition precedent to any such Consent has been satisfied, conflict with or violate any Law applicable to the Parent External Adviser or by which any property or asset of the Parent External Adviser is bound or affected or (iii) result in any breach of, or constitute a default (with or without notice or lapse of time, or both) under, or give rise to any right of termination, acceleration or cancellation of any Contract to which the Parent External Adviser is a party or by which its properties or assets are bound, or result in the creation of a Lien, other than any Permitted Lien, upon any of the material property or assets of the Parent External Adviser other than, in the case of clauses (ii) and (iii), any such conflict, violation, breach, default, termination, acceleration, cancellation or Lien that would not have an Adviser Material Adverse Effect.

Section 5.3 No Conflict; Required Filings and Consents. No Consent of, or registration, declaration or filing with, or notice to, any Governmental Authority is required to be obtained or made by or with respect to the Parent External Adviser in connection with the execution, delivery and performance of this Agreement or the consummation of the transactions contemplated hereby, other than any such Consent, registration, declaration, filing or notices (a) set forth on Section 5.3 of the Parent Disclosure Letter or (b) the failure of which to be obtained or made would not have an Adviser Material Adverse Effect.

Section 5.4 Permits; Compliance with Laws.

(a) The Parent External Adviser is in compliance, and has been operated in compliance, in all material respects, with all Applicable Laws, including, if and to the extent applicable, the Investment Company Act, the Securities Act and the Exchange Act other than as would not, individually or in the aggregate, reasonably be expected to have an Adviser Material Adverse Effect. The Parent External Adviser has not received any written or, to the Knowledge of Parent External Adviser, oral notification from a Governmental Authority of any material non-compliance with any Applicable Laws, which non-compliance would, individually or in the aggregate, reasonably be expected to result in an Adviser Material Adverse Effect.

(b) The Parent External Adviser is not in default or violation of any (i) Law applicable to the Parent External Adviser or (ii) Permits necessary for the Parent External Adviser to carry on its business as it is now being conducted, except for any such defaults or violations that would not have an Adviser Material Adverse Effect.

(c) The Parent External Adviser holds and is in compliance with all Permits required in order to permit the Parent External Adviser to own or lease its properties and assets and to conduct its businesses under and pursuant to all Applicable Laws as presently conducted, other than any failure to hold or non-compliance with any such Permit that would not, individually or in the aggregate, reasonably be expected to have an Adviser Material Adverse Effect. All such Permits are valid and in full force and effect, except as would not, individually or in the aggregate, reasonably be expected to have an Adviser Material Adverse Effect. The Parent External Adviser has not received any written or, to the Knowledge of the Parent External Adviser, oral notification from a Governmental Authority of any material non-compliance with any such Permits, and no Proceeding is pending or threatened in writing to suspend, cancel, modify, revoke or materially limit any such Permits, which Proceeding would, individually or in the aggregate, reasonably be expected to have an Adviser Material Adverse Effect.

(d) Since December 31, 2019, the Parent External Adviser has filed (after giving effect to any extensions) all Regulatory Documents that were required to be filed with any Governmental Authority, other than such failures to file that would not, individually or in the aggregate, reasonably be expected to have an Adviser Material Adverse Effect.

(e) The Parent External Adviser is, and at all times required by the Investment Advisers Act since December 31 2019 has been, duly registered as an investment adviser under the Investment Advisers Act. The Parent External Adviser is, and at all times required by Applicable Law (other than the Investment Advisers Act) since December 31, 2019 has been, duly registered, licensed or qualified as an investment adviser in each state or any other jurisdiction where the conduct of its business required such registration, licensing or qualification, except where the failure to be so registered, licensed or qualified would not have an Adviser Material Adverse Effect. Parent has made available to the Company a complete and correct copy of the Form ADV of the Parent External Adviser as in effect on the date of this Agreement.

(f) No “affiliated person” (as defined under the Investment Company Act) of the Parent External Adviser has been subject to disqualification to serve in any capacity contemplated by the Investment Company Act for any investment company (including a BDC) under Section 9(a) and 9(b) of the Investment Company Act, unless, in each case, such Person has received exemptive relief from the SEC with respect to any such disqualification. There is no material Proceeding pending and served or, to the Knowledge of Parent, threatened that would result in any such disqualification.

(g) The Parent External Adviser has implemented written policies and procedures as required by Rule 206(4)-7 under the Investment Advisers Act (complete and correct copies of which have been made available to the Company) and, during the period prior to the date of this Agreement that the Parent External Adviser has been the investment adviser to Parent, the Parent External Adviser has been in compliance with such policies and procedures, except where the failures to adopt such policies and procedures or to be in compliance would not, individually or in the aggregate, be material to Parent and its Subsidiaries, taken as a whole.

(h) During the period prior to the date of this Agreement that it has been the investment adviser to Parent, there has been no material adverse change in the operations, affairs or regulatory status of the Parent External Adviser.

(i) The Parent Investment Advisory Agreement has been duly approved, continued and at all times has been in compliance in all material respects with Section 15 of the Investment Company Act (to the extent applicable). Neither Parent nor the Parent External Adviser is in default under the Parent Investment Advisory Agreement, except where such default would not have an Adviser Material Adverse Effect. The Parent Investment Advisory Agreement is a valid and binding obligation of the Parent External Adviser, except as would not have an Adviser Material Adverse Effect; provided that such enforcement may be subject to the Bankruptcy and Equity Exception. There is no Proceeding pending or, to the Knowledge of Parent External Adviser, threatened, and, to the Knowledge of Parent External Adviser, there do not exist any facts or circumstances which would reasonably be expected to adversely affect the registration of the Parent External Adviser as an investment adviser under the Investment Advisers Act or the ability of an investment adviser to perform its obligations under the Parent Investment Advisory Agreement.

(j) Neither the Parent External Adviser nor any “affiliated person” (as defined in the Investment Company Act) of the Parent External Adviser is ineligible pursuant to Sections 9(a) or 9(b) of the Investment Company Act to serve as an investment adviser to a registered investment company (or BDC), nor is there any Proceeding pending or, to the Knowledge of Parent External Adviser, threatened by any Governmental Authority that would result in the ineligibility of the Parent External Adviser or any such “affiliated person” to serve as an investment adviser to a registered investment company (or BDC) pursuant to Sections 9(a) or 9(b) of the Investment Company Act. Neither the Parent External Adviser nor any “person associated with” (as defined in the Investment Advisers Act) the Parent External Adviser is ineligible pursuant to Sections 203(e) or 203(f) of the Investment Advisers Act to serve as an investment adviser or as a “person associated with” an investment adviser, nor is there any Proceeding pending or, to the Knowledge of Parent External Adviser, threatened by any Governmental Authority that would result in the ineligibility of the Parent External Adviser or any such “person associated with” the Parent External Adviser to serve in any such capacities pursuant to Sections 203(e) or 203(f) of the Investment Advisers Act.

(k) As of the date of this Agreement, there is no Proceeding pending or, to the Knowledge of Parent External Adviser, threatened against the Parent External Adviser that would have a Parent Material Adverse Effect, nor is there any judgment of any Governmental Authority outstanding against, or, to the Knowledge of Parent External Adviser, investigation by any Governmental Authority involving, the Parent External Adviser that would have a Parent Material Adverse Effect.

(l) Since December 31, 2019, there has been no material adverse change in the operations, affairs or regulatory status of the Parent External Adviser.

Section 5.5 Litigation. As of the date of this Agreement, there is no Proceeding pending or, to the Knowledge of Parent External Adviser, threatened against the Parent External Adviser that would have an Adviser Material Adverse Effect, nor is there any judgment of any Governmental Authority outstanding against, or, to the Knowledge of Parent External Adviser, investigation by any Governmental Authority involving, the Parent External Adviser that could reasonably be expected to have an Adviser Material Adverse Effect.

Section 5.6 Information Supplied. None of the information supplied or to be supplied by or on behalf of the Parent External Adviser expressly for inclusion or incorporation by reference in (a) the Form N-14 will, at the time the Form N-14 is filed with the SEC or at any time it is amended or supplemented or at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading, and (b) the Proxy Statement will, at the date it or any amendment or supplement is mailed to stockholders of the Company and at the time of the Company Stockholders’ Meeting, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they are made, not misleading (except that no representation or warranty is made by the Parent External Adviser regarding such portions thereof that relate expressly to the Company or any of its Subsidiaries, or to statements made therein based on information supplied by or on behalf of the Company for inclusion or incorporation by reference therein).

Section 5.7 Sufficient Funds. Parent External Adviser will have on the Closing Date sufficient funds to make the payment of the Additional Cash Consideration contemplated under Section 6.19 and Article II.

Section 5.8 No Other Representations or Warranties. Except for the representations and warranties contained in this Article V or in any certificate delivered hereunder, neither Parent External Adviser nor any other Person on its behalf makes any express or implied representation or warranty with respect to Parent External Adviser, any of its Subsidiaries or any investment fund advised by it or them, or with respect to any other information provided to the Company or its Representatives in connection with the transactions contemplated hereby, including the accuracy, completeness or timeliness thereof. Neither Parent External Adviser nor any other Person will have or be subject to any claim, liability or indemnification obligation to the Company or any other Person resulting from the distribution or failure to distribute to the Company, or the Company’s use of, any such information, including any information, documents, projections, estimates, forecasts or other material made available to the Company in the electronic data room maintained by Parent for purposes of the transactions contemplated hereby or management presentations in expectation of the transactions contemplated hereby, unless and to the extent any such information is expressly included in a representation or warranty contained in this Article V or in any certificate delivered pursuant hereto. Nothing in this Section 5.8 shall apply to or limit any claim for Fraud.

ARTICLE VI

COVENANTS AND AGREEMENTS

Section 6.1 Conduct of Business by the Company Pending the Merger. The Company covenants and agrees that, between the date of this Agreement and the earlier of the Effective Time and the date, if any, on which this Agreement is terminated pursuant to Section 8.1 (the “Interim Period”), except (a) as may be required by Law, (b) as may be agreed in writing by Parent (which consent shall not be unreasonably withheld, delayed or conditioned), (c) as may be expressly contemplated or permitted pursuant to this Agreement, (d) as set forth in Section 6.1 of the Company Disclosure Letter or (e) as reasonably required to comply with, establish or implement COVID-19 Measures: (x) the Company shall, and shall cause its Subsidiaries to, conduct the business of the Company and its Subsidiaries, as applicable, in the ordinary course of business and in a manner consistent with past practice in all material respects and use reasonable best efforts to preserve intact its business organization, maintain in effect all material licenses and permits required to carry on its business, maintain in effect any exemptive orders or exemptive relief which it has received from the SEC and which are currently in effect and preserve its material business relationships (provided that (1) no action by the Company or its Subsidiaries with respect to any of the matters specifically addressed by any other provisions of this Section 6.1 will be deemed a breach of this clause (x), unless such action would constitute a breach of one or more of such other provisions, (2) the failure by the Company or any of its Subsidiaries to take any action prohibited by clauses (a) through (m) below will not be deemed to be a breach of this clause (x), and (3) acquisitions and dispositions of investments in Company Portfolio Companies in accordance with the Company’s investment objectives, policies, and restrictions in effect as of the date hereof will not be deemed to be a breach of this clause (x)); and (y) the Company shall not, and shall not permit any of its Subsidiaries to (provided that, notwithstanding anything in this Agreement to the contrary, none of the Company or its Subsidiaries shall be restricted or encumbered from taking any action, or be required or permitted to take any action, if such restriction, encumbrance, requirement or permission would contravene any provision of the Existing Credit Facility or any related loan documents or any provision of the Existing Notes or the Existing Notes Indenture):

(a) amend or otherwise change, in any material respect, the Company’s Charter or the Company’s Bylaws (or such equivalent organizational or governing documents of any of its Subsidiaries);

(b) except for transactions solely among the Company and its wholly-owned Subsidiaries, split, combine, reclassify, redeem, repurchase or otherwise acquire or amend the terms of any capital stock or other equity interests or rights;

(c) except for transactions solely among the Company and its wholly-owned Subsidiaries, issue, sell, pledge, dispose, encumber or grant any (i) shares of the Company’s or its Subsidiaries’ capital stock, (ii) options, warrants, convertible securities or other rights of any kind to acquire any shares of the Company’s or its Subsidiaries’ capital stock or (iii) appreciation rights, phantom equity or similar rights with respect to, or valued in whole or in part in reference to, the Company or any of its Subsidiaries;

(d) (i) declare, set aside, authorize, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to the Company’s or any of its Subsidiaries’ capital stock or other equity interests, other than (A) dividends and distributions paid by any wholly-owned Subsidiary of the Company to the Company or any of its wholly-owned Subsidiaries, (B) regular quarterly cash distributions payable by the Company on a quarterly basis consistent with past practices and the Company’s investment objectives and policies as publicly disclosed (provided that, the Company may only pay a quarterly cash dividend under this subsection (B) if such dividend is less than or equal to 95% of its estimated net investment income for such quarter; provided, further, that prior to declaring any such dividend, the Company shall provide Parent with its good faith calculation of estimated net investment income for such quarter, and Parent shall have a reasonable opportunity to review and comment thereon), (C) the payment of the dividends set forth on Section 6.1(d) of the Company Disclosure Letter, (D) the authorization and payment of any dividend or distribution necessary for the Company to maintain its qualification as a RIC, as reasonably determined by the Company, or (E) a Tax Dividend; or (ii) purchase, redeem or otherwise acquire shares of capital stock or other equity interests of the Company or its Subsidiaries (other than any wholly-owned Subsidiaries) or any options, warrants, or rights to acquire any such shares or other equity interests;

(e) directly or indirectly acquire (including by merger, consolidation or acquisition of stock or assets), except in respect of any merger, consolidation, business combination among the Company and its wholly-owned Subsidiaries, any corporation, partnership, limited liability company, other business organization or any division or material amount of assets thereof, except with respect to acquisitions with collective purchase prices not exceeding $2 million in the aggregate and except for acquisitions of Company Portfolio Company investments in accordance with the Company’s investment objectives, policies and restrictions;

(f) incur any long-term indebtedness for borrowed money in an amount in excess of $2 million or guarantee any such indebtedness of any Person (other than a wholly-owned Subsidiary) in an amount in excess of $2 million, except for indebtedness or guarantees (i) incurred to replace, renew, extend, refinance or refund any existing indebtedness, (ii) for borrowed money incurred pursuant to agreements in effect prior to the execution of this Agreement, (iii) incurred under letters of credit in the ordinary course of business or (iv) as otherwise required in the ordinary course of business; provided, that the Company may amend the Existing Loan Agreement to extend the maturity date, to the extent necessary or appropriate to maintain the Company’s status as a RIC;

(g) amend, enter into or terminate any Company Material Contract other than (i) in the ordinary course of business consistent with past practice in all material respects and (ii) which would not have a Company Material Adverse Effect;

(h) make any material change to its methods of accounting, except as required by GAAP (or any interpretation thereof), Regulation S-X of the Exchange Act or a Governmental Authority or quasi-Governmental Authority (including the Financial Accounting Standards Board or any similar organization), or as otherwise required by Applicable Law;

(i) (i) make or change any material Tax election, (ii) change any material method of Tax accounting other than in the ordinary course of business, (iii) amend any material Tax Return, (iv) settle or compromise any Tax audit or other proceeding relating to a material amount of Taxes or (v) agree to any extension or waiver of the statute of limitations with respect to a material amount of Tax;

(j) amend, terminate, modify or waive any material rights under the Company Investment Advisory Agreement; provided, that the Company Investment Advisory Agreement shall be terminated effective upon the Closing;

(k) enter into a new line of business outside of the Company’s investment objective as described in the Company SEC Documents (provided, that the foregoing shall not apply in any way to any Company Portfolio Company);

(l) directly or indirectly sell, lease, license or otherwise subject to any Lien or otherwise dispose in whole or in part of any of its properties, assets or rights or any interest therein, except for dispositions of Company Portfolio Company investments in accordance with the Company’s investment objectives, policies and restrictions;

(m) directly or indirectly (1) acquire (including by merger, consolidation or acquisition of stock or assets) any corporation, partnership, limited liability company, other business organization or any division or amount of assets thereof or (2) make any equity, debt or other investment in, either by purchase of stock or securities, contributions to capital, property transfers or purchase of any property or assets of, any other Person (in the case of each of clauses (1) and (2), other than wholly owned Subsidiaries) (the foregoing, “Acquisitions”). Notwithstanding the foregoing, the Company and its Subsidiaries may make the following Acquisitions:

(i) acquisitions of new Level 3 assets issued by Company Portfolio Companies (x) with a value, individually or in the aggregate, equal to less than 2.5% of the Company’s net asset value as of September 30, 2020 or (y) as contractually obligated under the Company’s existing investment documents with Company Portfolio Companies (i.e., undrawn commitments);

(ii) acquisitions of Level 2 assets with four or more quotes on Bloomberg from different market makers or rated BB- or higher, in each case at a purchase price not to exceed par value and not lower than 95% of par value;

(iii) acquisitions of U.S. treasury securities or similar cash-equivalent assets; or

(n) enter into any agreement to do any of the foregoing.

Section 6.2 Conduct of Business by Parent Pending the Merger. Parent covenants and agrees that during the Interim Period, except (a) as may be required by Law, (b) as may be agreed in writing by the Company (which consent shall not be unreasonably withheld, delayed or conditioned), (c) as may be expressly contemplated or permitted pursuant to this Agreement, (d) as set forth in Section 6.2 of the Parent Disclosure Letter or (e) as reasonably required to comply with, establish or implement COVID-19 Measures: (x) Parent shall, and shall cause its Subsidiaries to, conduct the business of Parent and its Subsidiaries, as applicable, in the ordinary course of business and in a manner consistent with past practice in all material respects and use reasonable best efforts to preserve intact its business organization, maintain in effect all material licenses and permits required to carry on its business, maintain in effect any exemptive orders or exemptive relief which it has received from the SEC and which are currently in effect and preserve its material business relationships (provided that (1) no action by Parent or its Subsidiaries (including Acquisition Sub) with respect to any of the matters specifically addressed by any other provisions of this Section 6.2 will be deemed a breach of this clause (x), unless such action would constitute a breach of one or more of such other provisions, (2) the failure by Parent or any of its Subsidiaries to take any action prohibited by clauses (a) through (j) below will not be deemed to be a breach of this clause (x), and (3) acquisitions and dispositions of investments in Parent Portfolio Companies in accordance with Parent’s investment objectives, policies, and restrictions in effect as of the date hereof will not be deemed to be a breach of this clause (x)); and (y) Parent shall not, and shall not permit any of its Subsidiaries to:

(a) amend or otherwise change, in any material respect, the organizational documents of Parent (or such equivalent organizational or governing documents of any of its Subsidiaries);

(b) except for transactions solely among Parent and its wholly-owned Subsidiaries, split, combine, reclassify, redeem, repurchase or otherwise acquire or amend the terms of any capital stock or other equity interests or rights;

(c) except for transactions solely among Parent and its wholly-owned Subsidiaries, issue, sell, pledge, dispose, encumber or grant any (i) shares of its or its Subsidiaries’ capital stock, (ii) options, warrants, convertible securities or other rights of any kind to acquire any shares of its or its Subsidiaries’ capital stock or (iii) appreciation rights, phantom equity or similar rights with respect to, or valued in whole or in part in reference to, Parent or any of its Subsidiaries;

(d) (i) declare, set aside, authorize, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to Parent’s or any of its Subsidiaries’ capital stock or other equity interests, other than (A) dividends and distributions paid by any wholly-owned Subsidiary of Parent to Parent or any of its wholly-owned Subsidiaries, (B) regular quarterly cash distributions payable by Parent on a quarterly basis consistent with past practices and Parent’s investment objectives and policies as publicly disclosed or (C) the authorization and payment of any dividend or distribution necessary for Parent to maintain its qualification as a RIC, as reasonably determined by Parent; or (ii) purchase, redeem or otherwise acquire share of capital stock or other equity interests of Parent or its Subsidiaries (other than wholly-owned Subsidiaries) or any option, warrants, or rights to acquire any such shares or other equity interests.

(e) directly or indirectly acquire (including by merger, consolidation or acquisition of stock or assets), except in respect of any merger, consolidation, business combination among Parent and its wholly-owned Subsidiaries, any corporation, partnership, limited liability company, other business organization or any division or material amount of assets thereof, in each case that are material to Parent and its Subsidiaries, taken as a whole, and except for acquisitions of Parent Portfolio Company investments in accordance with Parent’s investment objectives, policies and restrictions;

(f) amend, enter into or terminate any Parent Material Contract other than (i) in the ordinary course of business consistent with past practice in all material respects and (ii) which would not have a Parent Material Adverse Effect;

(g) make any material change to its methods of accounting, except as required by GAAP (or any interpretation thereof), Regulation S-X of the Exchange Act or a Governmental Authority or quasi-Governmental Authority (including the Financial Accounting Standards Board or any similar organization) or as otherwise required by Applicable Law;

(h) (i) make or change any material Tax election, (ii) change any material method of Tax accounting other than in the ordinary course of business, or (iii) agree to any extension or waiver of the statute of limitations with respect to a material amount of Tax;

(i) enter into a new line of business outside of Parent’s investment objective as described in the Parent SEC Documents (provided, that the foregoing shall not apply in any way to any Parent Portfolio Company); or

(j) enter into any agreement to do any of the foregoing.

Section 6.3 Preparation of the Form N-14 and the Proxy Statement; Company Stockholders’ Meeting.

(a) As promptly as practicable after the execution of this Agreement, and in no event later than thirty (30) days after the execution of the Agreement, (i) the Company shall prepare (with Parent’s reasonable cooperation) the Proxy Statement and, in consultation with Parent, shall set a preliminary record date for the Company Stockholders’ Meeting and commence a broker search pursuant to Section 14a-13 of the Exchange Act in connection therewith and (ii) Parent shall prepare (with the Company’s reasonable cooperation) and file with the SEC the Form N-14, in which the Proxy Statement will be included, in connection with the registration under the Securities Act of the Parent Common Stock to be issued in the First Merger. Each of Parent and the Company shall use its reasonable best efforts to have the Form N-14 declared effective under the Securities Act, and the Proxy Statement cleared of all comments from the SEC, as promptly as practicable after such filing (including by responding to comments from the SEC), and, prior to the effective date of the Form N-14, Parent shall take all action reasonably required to be taken under any applicable state securities Laws in connection with the issuance of Parent Common Stock in connection with the First Merger. Each of Parent and the Company shall furnish all information as may be reasonably requested by the other in connection with any such action and the preparation, filing and distribution of the Form N-14 and the Proxy Statement. As promptly as practicable after the Form N-14 shall have become effective (and in no event later than the 5th day thereafter), the Company shall use its reasonable best efforts to cause the Proxy Statement to be mailed to its stockholders. No filing of, or amendment or supplement to, the Form N-14 will be made by Parent, and no filing of, or amendment or supplement to, the Proxy Statement will be made by the Company, in each case without providing the other party with a reasonable opportunity to review and comment thereon. If, at any time prior to the Effective Time, any information relating to Parent, the Parent External Adviser, the Company or any of their respective Affiliates, directors or officers, should be discovered by Parent, the Parent External Adviser, or the Company which should be set forth in an amendment or supplement to either the Form N-14 or the Proxy Statement, so that either such document would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they are made, not misleading, the party that discovers such information shall promptly notify the other parties hereto and an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and, to the extent required by Applicable Law, disseminated to the stockholders of the Company. Each party shall notify the other promptly of the time when the Form N-14 has become effective, of the issuance of any stop order or suspension of the qualification of the Parent Common Stock issuable in connection with the First Merger for offering or sale in any jurisdiction, or of the receipt of any comments from the SEC or the staff of the SEC and of any request by the SEC or the staff of the SEC for amendments or supplements to the Proxy Statement or the Form N-14 or for additional information and shall supply each other with copies of all correspondence between it or any of its Representatives, on the one hand, and the SEC or its staff, on the other hand, with respect to the Proxy Statement, the Form N-14 or the First Merger.

(b) Subject to the earlier termination of this Agreement in accordance with Article VIII, the Company shall, as soon as practicable following the effectiveness of the Form N-14 (and in no event later than the 30th day thereafter), duly call, give notice of, convene and hold a meeting of its stockholders (the “Company Stockholders’ Meeting”) solely for the purpose of seeking the Company Stockholder Approval; provided, that the Company may postpone or adjourn to a later date the Company Stockholders’ Meeting solely (i) with the written consent of Parent (which consent shall not be unreasonably withheld, conditioned or delayed), (ii) for the absence of a quorum, (iii) to allow reasonable additional time to solicit additional proxies if the Company has not received proxies representing a sufficient number of shares of Company Common Stock to adopt this Agreement, whether or not a quorum is present, (iv) if required by Applicable Law or (v) to allow reasonable additional time for the filing and dissemination of any supplemental or amended disclosure if, in the good faith judgment of the Company Board (after consultation with outside legal counsel), the failure to do so would be inconsistent with its fiduciary duties under Applicable Law; provided further, that the Company may not postpone or adjourn the Company Stockholders’ Meeting more than a total of 15 days pursuant to clauses (ii) and (iii), taken together. Notwithstanding the foregoing, the Company shall, at the request of Parent, adjourn the Company Stockholders’ Meeting to a date specified by

Parent for the absence of a quorum or if the Company has not received proxies representing a sufficient number of shares of Company Common Stock to adopt this Agreement; provided, that no such adjournment pursuant to this sentence shall be required to be for a period exceeding 10 days. Subject to Section 6.6, the Company shall, through the Company Board, make the Company Recommendation, and shall include such Company Recommendation in the Proxy Statement, and shall publicly reaffirm such Company Recommendation within 48 hours after receipt of a written request to do so by Parent or Acquisition Sub. The Company shall use its reasonable best efforts to lawfully solicit from its stockholders proxies in favor of the adoption of this Agreement. Except as expressly permitted in Section 6.6, neither the Company Board nor any committee thereof shall (w) withhold or withdraw, or modify or qualify in a manner adverse to Parent or Acquisition Sub, or propose publicly to withhold or withdraw, or modify or qualify in a manner adverse to Parent or Acquisition Sub, the Company Recommendation, (x) fail to include the Company Recommendation in the Proxy Statement, (y) approve, determine to be advisable, or recommend, or propose publicly to approve, determine to be advisable, or recommend, any Competing Proposal or (z) resolve, agree or publicly propose to take any such actions (each such action in (w), (x), (y) and (z) being referred to as a “Company Adverse Recommendation Change”). Notwithstanding any Company Adverse Recommendation Change, unless this Agreement is terminated in accordance with its terms, the obligations of the parties hereunder shall continue in full force and effect and such obligations shall not be affected by the commencement, public proposal, public disclosure or communication to the Company of any Competing Proposal (whether or not a Superior Proposal).

Section 6.4 Appropriate Action; Consents; Filings.

(a) Subject to the terms and conditions of this Agreement (including the limitations set forth in Section 6.6), the parties hereto will use their respective reasonable best efforts to consummate and make effective the transactions contemplated hereby and to cause the conditions to the First Merger set forth in Article VII to be satisfied, including using reasonable best efforts to accomplish the following: (i) the obtaining of all necessary actions or non-actions, consents and approvals from Governmental Authorities or other Persons necessary in connection with the consummation of the transactions contemplated hereby, including the First Merger, and the making of all necessary registrations and filings (including filings with Governmental Authorities, if any) and the taking of all reasonable steps as may be necessary to obtain an approval from, or to avoid a Proceeding by, any Governmental Authority or other Persons necessary in connection with the consummation of the transactions contemplated hereby, including the First Merger; (ii) the defending of any lawsuits or other legal Proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the transactions contemplated hereby, including the First Merger, performed or consummated by such party in accordance with the terms of this Agreement, including seeking to have any stay or temporary restraining order entered by any court or other Governmental Authority vacated or reversed; and (iii) the execution and delivery of any additional instruments reasonably necessary to consummate the First Merger and any other transactions to be performed or consummated by such party in accordance with the terms of this Agreement and to carry out fully the purposes of this Agreement. Without limiting the generality of the foregoing, each of the parties hereto shall make any applications and filings as reasonably determined by the Company and Parent are required under applicable United States or foreign competition, antitrust, merger control or investment Laws (“Antitrust Laws”) with respect to the transactions contemplated hereby as promptly as practicable, but in no event later than as required by Law. Parent shall pay all filing fees and other charges for the filings required under any Antitrust Law by the Company and Parent.

(b) In connection with and without limiting the efforts referenced in this Section 6.4, each of the parties hereto will furnish to the other such necessary information and reasonable assistance as the other may reasonably request in connection with the preparation of any required governmental filings or submissions and will cooperate in responding to any investigation or other inquiry from a Governmental Authority or in connection with any Proceeding initiated by a private party, including immediately informing the other party of such inquiry, consulting in advance before making any presentations or submissions to a Governmental Authority, or in connection with any Proceeding initiated by a private party, to any other Person, and supplying each other with copies of all material correspondence, filings or communications between either party and any Governmental Authority, or in connection with any Proceeding initiated by a private party, between either party and any other Person with respect to this Agreement. In addition, each of the parties hereto will give reasonable notice to and consult with the other in advance of any meeting or conference with any Governmental Authority, or in connection with any Proceeding by a private party, with any other Person, and to the extent permitted by the Governmental Authority or other Person, give the other the opportunity to attend and participate in such meeting or conference.

Section 6.5 Access to Information; Confidentiality.

(a) Upon reasonable notice, the Company shall (and shall cause each of its Subsidiaries to) afford reasonable access to Parent’s Representatives, in a manner not disruptive to the operations of the business of the Company and its Subsidiaries, during normal business hours and upon reasonable notice throughout the period prior to the Effective Time (or until the earlier termination of this Agreement), to the personnel, agents, properties, books and records of the Company and its Subsidiaries and, during such period, shall (and shall cause each of its Subsidiaries to) furnish promptly to such Representatives all information concerning the business, properties and personnel of the Company and its Subsidiaries as may reasonably be requested; provided, however, that nothing herein shall require the Company or any of its Subsidiaries to disclose any information to Parent or Acquisition Sub if such disclosure would, in the reasonable judgment of the Company, (i) cause significant competitive harm to the Company or its Subsidiaries if the transactions contemplated hereby are not consummated, (ii) violate Applicable Law, including COVID-19 Measures (provided, that the Company shall, and shall cause its Subsidiaries to, use reasonable best efforts to provide such access as can be provided in a manner without violating such COVID-19 Measures or other applicable Law) or the provisions of any Contract to which the Company or any of its Subsidiaries is a party or (iii) jeopardize any attorney-client, attorney work product or any other legal privilege. No investigation or access permitted pursuant to this Section 6.5(a) shall affect or be deemed to modify any representation or warranty made by the Company hereunder. Parent and the Parent External Adviser agree that it and they will not, and will cause its and their Representatives not to, use any information obtained pursuant to this Section 6.5(a) for any competitive or other purpose unrelated to the consummation of the transactions contemplated hereby. The Confidentiality Agreement shall apply with respect to information furnished by the Company, the Company External Adviser, its Subsidiaries and the Company’s officers, employees and other Representatives hereunder.

(b) Upon reasonable notice, Parent shall (and shall cause each of its Subsidiaries (including Acquisition Sub) to) afford reasonable access to the Company’s Representatives, in a manner not disruptive to the operations of the business of Parent and its Subsidiaries, during normal business hours and upon reasonable notice throughout the period prior to the Effective Time (or until the earlier termination of this Agreement), to the personnel, agents, properties, books and records of Parent and its Subsidiaries and, during such period, shall (and shall cause each of its Subsidiaries (including Acquisition Sub) to) furnish promptly to such Representatives all information concerning the business, properties and personnel of Parent and its Subsidiaries (including Acquisition Sub) as may reasonably be requested; provided, however, that nothing herein shall require Parent or any of its Subsidiaries (including Acquisition Sub) to disclose any information to the Company if such disclosure would, in the reasonable judgment of Parent, (i) cause significant competitive harm to Parent or its Subsidiaries (including Acquisition Sub) if the transactions contemplated hereby are not consummated, (ii) violate Applicable Law, including COVID-19 Measures (provided, that Parent shall, and shall cause its Subsidiaries to, use reasonable best efforts to provide such access as can be provided in a manner without violating such COVID-19 Measures or other applicable Law) or the provisions of any Contract to which Parent or any of its Subsidiaries (including Acquisition Sub) is a party or (iii) jeopardize any attorney-client, attorney work product or any other legal privilege. No investigation or access permitted pursuant to this Section 6.5(b) shall affect or be deemed to modify any representation or warranty made by Parent or Acquisition Sub hereunder. The Company agrees that it will not, and will cause its Representatives not to, use any information obtained pursuant to this Section 6.5(b) for any competitive or other purpose unrelated to the consummation of the transactions contemplated hereby. The Confidentiality Agreement shall apply mutatis mutandis with respect to information furnished by Parent, the Parent External Adviser, Parent’s Subsidiaries, Acquisition Sub and Parent’s officers, employees and other Representatives hereunder.

Section 6.6 No Solicitation.

(a) Subject to Section 6.6(c), the Company shall, and shall cause its Subsidiaries and its and their Representatives to, (i) immediately cease and cause to be terminated any existing solicitation of, or discussions or negotiations with, any Third Party relating to any Competing Proposal or any inquiry, discussion, offer or request that could reasonably be expected to lead to a Competing Proposal (an “Inquiry”) and immediately terminate all physical and electronic data room access previously granted to any such Third Party, (ii) request the prompt return or destruction of all confidential information previously furnished to any such Third Party with respect to any Competing Proposal or Inquiry and (iii) not terminate, waive, amend, release or modify any provision of any confidentiality or “standstill” agreement to which it or any of its Affiliates or Representatives is a party with respect to any Competing Proposal or Inquiry.

(b) Except as expressly provided in Section 6.6(c), until the Effective Time or, if earlier, the termination of this Agreement in accordance with its terms, the Company shall not, and shall cause its Subsidiaries and its and their Representatives not to, directly or indirectly, (i) initiate, solicit, endorse, facilitate or knowingly encourage the making of any Competing Proposal or Inquiry, (ii) continue or engage in negotiations or discussions with (it being understood that the Company may inform Persons of the provisions contained in this Section 6.6), or knowingly furnish any information to, any Third Party relating to a Competing Proposal or any Inquiry or (iii) resolve, agree or publicly propose to do any of the foregoing.

(c) Notwithstanding anything to the contrary in Section 6.6(a) or Section 6.6(b), at any time prior to the date that the Company Stockholder Approval is obtained, in the event that the Company (or its Representatives on the Company’s behalf) receives directly or indirectly a written Inquiry or a written Competing Proposal from any Third Party that (i) the Company Board determines in good faith to be bona fide, (ii) was unsolicited and (iii) did not otherwise result from a breach of this Section 6.6(c), the Company and the Company Board and its Representatives may engage or participate in negotiations or discussions with, or furnish any information and other access to, any Third Party making such Inquiry or Competing Proposal and its Representatives and Affiliates and prospective debt and equity financing sources that have been specifically engaged for the purpose of financing such Competing Proposal if the Company Board determines in good faith (after consultation with its financial advisors and outside legal counsel) that (A) such Inquiry or Competing Proposal either constitutes a Superior Proposal or could reasonably be expected to lead to a Superior Proposal and (B) the failure to take such action could reasonably be expected to be inconsistent with the fiduciary duties of the Company Board under the DGCL; provided that (x) prior to furnishing any information concerning the Company and its Subsidiaries the Company receives from such Person, to the extent such Person is not already subject to a confidentiality agreement with the Company containing confidentiality terms that are not materially less favorable in the aggregate to the Company than those contained in the Confidentiality Agreement (unless the Company offers to amend the Confidentiality Agreement to reflect such more favorable terms) (an “Acceptable Confidentiality Agreement”), and (y) the Company shall promptly provide or make available to Parent (I) an unredacted copy of each such Acceptable Confidentiality Agreement and (II) all non-public information concerning it or its Subsidiaries that it provides to any Third Party given such access that was not previously made available to Parent or its Representatives. It is understood and agreed that any contacts, disclosures, discussions or negotiations expressly permitted under this Section 6.6(c), including any public announcement that the Company or the Company Board has made any determination required under this Section 6.6(c) to take or engage in any such actions (provided that the Company Board expressly publicly reaffirms the Company Recommendation concurrently with such public disclosure), shall not constitute a basis for Parent to terminate this Agreement pursuant to Section 8.1(d)(ii).

(d) Neither the Company nor the Company Board nor any committee thereof shall effect a Company Adverse Recommendation Change and, except as expressly provided in this Section 6.6(d), neither the Company Board nor any committee thereof shall approve or recommend, and the Company shall not (and shall cause each of its Subsidiaries not to) execute or enter into, any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement or other Contract or agreement, in each case constituting or with respect to, any Competing Proposal or Inquiry (each, an “Alternative Acquisition Agreement”), in each case other than an Acceptable Confidentiality Agreement, and neither the Company Board nor any committee thereof shall resolve, agree or publicly propose to take any such actions. Notwithstanding the immediately preceding sentence, at any time prior to the receipt of the Company Stockholder Approval, the Company Board may, if the Company has received a Competing Proposal after the date of this Agreement that (i) the Company Board has determined in good faith to be bona fide, (ii) was unsolicited, (iii) did not otherwise result from a breach of this Section 6.6 and (iv) the Company Board has determined in good faith (after consultation with its financial advisors and outside legal counsel) constitutes a Superior Proposal, authorize, adopt or approve such Superior Proposal and cause the Company to enter into a binding definitive agreement providing for the consummation of such Superior Proposal concurrently with the termination of this Agreement in accordance with Section 8.1(c)(ii), and, provided that:

(i) the Company shall have provided prior written notice to Parent, at least three (3) Business Days in advance, that it intends to terminate this Agreement pursuant to Section 8.1(c)(ii) in order to enter into a binding definitive agreement providing for the consummation of a Superior Proposal (a “Notice of Superior Proposal”), which notice shall specify in reasonable detail the basis for such termination and the identity of the Person or group of Persons making such Superior Proposal and the terms and conditions thereof and include a copy of the final negotiated definitive agreement (which need not include signatures and may contain brackets of the type that are completed in or removed from a definitive agreement of that nature just prior to the execution thereof) providing for the consummation of such Superior Proposal and any material ancillary agreements (which need not include signatures and may contain brackets of the type that are completed in or removed from a definitive agreement of that nature just prior to the execution thereof) being executed or to be executed in connection therewith (provided, that any amendment to the financial terms or any other material terms of such Superior Proposal shall require a new written notice by the Company and a new two (2) Business Day period (unless such two (2) Business Day period would be shorter than the amount of time remaining in such original three (3) Business Day period, in which case such original three (3) Business Day period shall remain in effect);

(ii) after providing such notice and prior to terminating this Agreement pursuant to Section 8.1(c)(ii), the Company shall have negotiated, and shall have caused its Representatives to negotiate, with Parent and Acquisition Sub and their respective Representatives in good faith (to the extent Parent and Acquisition Sub desire to negotiate) during such three (3) or two (2) Business Day period (as applicable) to make such adjustments to the terms and conditions of this Agreement as would obviate the need for the Company to terminate this Agreement pursuant to Section 8.1(c)(ii); and

(iii) following the end of such three (3) or two (2) Business Day period (as applicable), the Company Board shall have determined in good faith, after consultation with its financial advisors and outside legal counsel, taking into account any changes to this Agreement proposed in writing by Parent in response to the Notice of Superior Proposal, that the Superior Proposal giving rise to the Notice of Superior Proposal continues to be a Superior Proposal.

(e) Nothing contained in this Section 6.6 shall be deemed to prohibit the Company or the Company Board or any committee thereof from (i) complying with its disclosure obligations under Applicable Law or applicable NASDAQ rules and regulations, including taking and disclosing to its stockholders a position contemplated by Rule 14d-9 or Rule 14e-2(a) under the Exchange Act or (ii) making any “stop-look-and-listen” communication to stockholders of the Company pursuant to Rule 14d-9(f) under the Exchange Act; provided, however, that any disclosure made as permitted under clause (i) of this Section 6.6(e) (other than any “stop-look-and-listen” communication or a factually accurate public statement by the Company that describes the Company’s receipt of a Competing Proposal and the operation of this Agreement with respect thereto) that relates to a Competing Proposal shall be deemed to be a Company Adverse Recommendation Change unless the Company Board expressly publicly reaffirms the Company Recommendation in such disclosure.

(f) The Company shall promptly (and in any event within 48 hours of receipt) advise Parent in writing in the event that it or any of its Subsidiaries or any of its or their Representatives receives any Inquiry or Competing Proposal from any Third Party, in each case together with a description of the material terms and conditions of and facts surrounding any such Inquiry or Competing Proposal, the identity of the Third Party making such Inquiry or Competing Proposal and a copy of any written proposal, offer, draft agreement, term sheet or other analogous agreement provided by such Third Party. The Company shall keep Parent reasonably informed (orally and in writing) on a timely basis of the status and details (including within 48 hours after the occurrence of any amendment, modification, development, discussion or negotiation) of any such Inquiry or Competing Proposal, including furnishing copies of any written inquiries, correspondence and draft documentation, and written summaries of any material oral inquiries or discussions. Without limiting any of the foregoing, the Company shall promptly (and in any event within 24 hours) notify Parent in writing if it determines to begin providing information or to engage in discussions or negotiations concerning an Inquiry or Competing Proposal and shall in no event begin providing such information or engaging in such discussions or negotiations prior to providing such notice.

(g) For purposes of this Agreement:

(i) “Competing Proposal” shall mean any inquiry, proposal, discussions, negotiations or offer from any Third Party (A) with respect to a merger, reorganization, consolidation, tender offer, self-tender, exchange offer, stock acquisition, asset acquisition, share exchange, business combination, recapitalization, liquidation, dissolution, joint venture or other transaction involving the Company or any of its Subsidiaries, or (B) relating to any direct or indirect acquisition, in one transaction or a series of transactions, of (1) assets or businesses (including any mortgage, pledge or similar disposition thereof but excluding any mortgage or pledge in connection with a bona fide debt financing transaction entered into in the ordinary course of business consistent with past practice) that constitute or represent, or would constitute or represent if such transaction is consummated, twenty percent (20%) or more of the total assets (based on fair market value) of the Company and its Subsidiaries, taken as a whole, as of the date of such inquiry or proposal, or that generated twenty percent (20%) or more of net revenue or net income of the Company and its Subsidiaries, taken as a whole, for the 12-month period ending on the last day of the Company’s then most recently completed fiscal quarter, or (2) twenty percent (20%) or more of the outstanding shares of any class of capital stock of, or other equity or voting interests in, the Company or any of its Subsidiaries or any resulting parent company of the Company, in each case other than the Mergers.

(ii) “Superior Proposal” shall mean a bona fide, unsolicited, written and binding Competing Proposal that is fully financed or has fully committed financing (with all percentages in the definition of Competing Proposal increased to fifty percent (50%)) made by a Third Party on terms that the Company Board determines in good faith, after consultation with its financial and outside legal advisors, and considering all legal, financial, regulatory and other material aspects of, and the identity of the Third Party making, the Competing Proposal and such factors as the Company Board considers in good faith to be appropriate, (A) is more favorable to stockholders of the Company from a financial point of view than the transactions contemplated by this Agreement (including any revisions to the terms and conditions of this Agreement proposed by Parent to the Company in writing in response to such Competing Proposal under the provisions of Section 6.6(d)(i)) and (B) is reasonably likely of being completed on the terms proposed on a timely basis.

(h) The Company agrees that any violation of the restrictions set forth in this Section 6.6 by any of the Company’s Subsidiaries or any of its or their respective authorized Representatives shall be deemed to be a breach of this Agreement by the Company.

Section 6.7 Directors’ and Officers’ Indemnification and Insurance.

(a) Parent and Acquisition Sub agree that all rights to exculpation and indemnification for acts or omissions occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time (including any matters arising in connection with the transactions contemplated hereby), now existing in favor of the current or former directors, officers, managers, or employees, as the case may be, of the Company, its Subsidiaries or the Company’s Affiliates, including but not limited to officers and employees of the Company External Advisor (collectively, the “D&O Indemnified Parties”), as provided in their respective organizational documents as in effect on the date of this Agreement or in any Contract disclosed or made available to Parent prior to the date hereof shall survive the Mergers and shall continue in full force and effect. Parent shall indemnify, defend and hold harmless, and advance expenses to the D&O Indemnified Parties with respect to all acts or omissions by them in their capacities as such at any time prior to the Effective Time (including any matters arising in connection with this Agreement or the transactions contemplated hereby), to the fullest extent that the Company or its Subsidiaries would be permitted by Applicable Law as required by the organizational documents of the Company or its Subsidiaries as in effect on the date of this Agreement; provided, however, that all rights to indemnification in respect of any action pending or asserted or any claim made within such period shall continue until the disposition of such action or resolution of such claim. Parent shall cause the Surviving Corporation’s certificate of incorporation, bylaws or other organizational documents to contain provisions with respect to indemnification, advancement of expenses and limitation of director, officer and employee liability with respect to the D&O Indemnified Parties and the period prior to the Effective Time that are no less favorable to the D&O Indemnified Parties than those set forth in the Company’s and its Subsidiaries’ organizational documents as of the date of this Agreement, which provisions thereafter shall not be amended, repealed or otherwise modified in any manner that would adversely affect the rights thereunder of the D&O Indemnified Parties.

(b) Without limiting the provisions of Section 6.7(a), to the fullest extent that the Company or its Subsidiaries would be permitted by Applicable Law as required by the organizational documents of the Company or its Subsidiaries as in effect on the date hereof, Parent shall: (i) indemnify and hold harmless each D&O Indemnified Party against and from any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any claim, Proceeding or investigation, whether civil, criminal, administrative or investigative, to the extent such claim, Proceeding or investigation arises out of or pertains to: (A) any alleged action or omission in such D&O Indemnified Party’s capacity as a director, officer or employee of the Company, its investment adviser or any of its Subsidiaries prior to the Effective Time; or (B) this Agreement or the transactions contemplated hereby; and (ii) pay in advance of the final disposition of any such claim, Proceeding or investigation the expenses (including attorneys’ fees) of any D&O Indemnified Party upon receipt of an undertaking by or on behalf of such D&O Indemnified Party to repay such amount if it shall ultimately be determined by a final and non-appealable judgment of a court of competent jurisdiction that such D&O Indemnified Party is not entitled to be indemnified under Applicable Law. Notwithstanding anything to the contrary contained in this Section 6.7(b) or elsewhere in this Agreement, Parent shall not settle or compromise or consent to the entry of any judgment or otherwise seek termination with respect to any claim, Proceeding or investigation, unless such settlement, compromise, consent or termination includes an unconditional release of all of the D&O Indemnified Parties covered by the claim, Proceeding or investigation from all liability arising out of such claim, Proceeding or investigation.

(c) The Company shall purchase, effective as of the Closing, a six (6) year “tail” policy, on terms and conditions no less advantageous to the D&O Indemnified Parties than the existing directors’ and officers’ liability insurance and fiduciary insurance maintained by the Company and the Company’s Subsidiaries as of the date of this Agreement, covering claims arising from facts, events, acts or omissions that occurred at or prior to the Effective Time, including the transactions contemplated hereby (provided that Parent shall pay 50% of the total premium for such tail policy, which portion payable by Parent shall, in no event, exceed $308,250.00)). Parent shall not, and shall not permit its Subsidiaries to, take any action that would reasonably be expected to prejudice the rights of, or otherwise reasonably be expected to impede recovery by, the beneficiaries of any such insurance, whether in respect of claims arising before or after the Effective Time.

(d) The D&O Indemnified Parties to whom this Section 6.7 applies shall be third-party beneficiaries of this Section 6.7. The provisions of this Section 6.7 are intended to be for the benefit of each D&O Indemnified Party and his or her successors, heirs or representatives. Parent shall pay all reasonable expenses, including reasonable attorneys’ fees, that may be incurred by any D&O Indemnified Party in enforcing its indemnity and other rights under this Section 6.7. Notwithstanding any other provision of this Agreement, this Section 6.7 shall survive the consummation of the Mergers indefinitely and shall be binding, jointly and severally, on all successors and assigns of Parent and the Surviving Corporation, and shall be enforceable by the D&O Indemnified Parties and their successors, heirs or representatives.

Section 6.8 Notification of Certain Matters. Subject to Applicable Law, the Company shall give prompt written notice to Parent, and Parent shall give prompt written notice to the Company, of (a) any notice or other communication received by such party from any Governmental Authority in connection with this Agreement, the Mergers or the transactions contemplated hereby, or from any Person alleging that the consent of such Person is or may be required in connection with the Mergers or the transactions contemplated hereby, if the subject matter of such communication or the failure of such party to obtain such consent could be material to the Company, the Surviving Corporation or Parent (b) any claims, investigations or Proceedings commenced or, to such party’s Knowledge, threatened against, relating to or involving or otherwise affecting such party or any of its Subsidiaries which relate to this Agreement, the Mergers or the transactions contemplated hereby and (c) any fact, circumstance or development of which the Company or Parent (as applicable) becomes aware that will or is reasonably likely to result in any of the conditions set forth in Article VII becoming incapable of being satisfied by the Termination Date.

Section 6.9 Public Announcements. Except as otherwise contemplated by Section 6.6 (and, for the avoidance of doubt, nothing herein shall limit the rights of the Company or the Company Board under Section 6.6), prior to any Company Adverse Recommendation Change, the Company, Parent and Acquisition Sub shall consult with each other before issuing any press release or public announcement with respect to this Agreement or the transactions contemplated hereby, and none of the parties or their Affiliates shall issue any such press release or public announcement prior to obtaining the other parties’ written consent (which consent may be delivered via electronic mail, but shall not be unreasonably withheld or delayed), except that no such consent shall be necessary to the extent disclosure may be required by Law, Order or applicable stock exchange rule or any listing agreement of any party hereto. The Company may, without Parent or Acquisition Sub’s consent, communicate to its employees, Company Portfolio Companies, customers, suppliers and consultants in a manner consistent with prior communications of the Company or is consistent with a communications plan previously agreed to by Parent and the Company in which case such communications may be made consistent with such plan.

Section 6.10 Acquisition Sub. Parent will take all actions necessary to (a) cause Acquisition Sub to perform its obligations under this Agreement and to consummate the First Merger on the terms and conditions set forth in this Agreement and (b) ensure that, prior to the Effective Time, Acquisition Sub shall not conduct any business, or incur or guarantee any indebtedness or make any investments, other than as specifically contemplated by this Agreement.

Section 6.11 No Control of the Other Party’s Business.

(a) Nothing contained in this Agreement is intended to give Parent, directly or indirectly, the right to control or direct the operations of the Company or its Subsidiaries prior to the Effective Time. Prior to the Effective Time, the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ operations.

(b) Nothing contained in this Agreement is intended to give the Company, directly or indirectly, the right to control or direct the operations of Parent or its Subsidiaries prior to the Effective Time. Prior to the Effective Time, Parent shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ operations.

Section 6.12 Rule 16b-3 Matters. Prior to the Effective Time, Parent and the Company shall take all such steps as may be required to cause any dispositions of Company Common Stock (including derivative securities with respect to Company Common Stock) or acquisitions of Parent Common Stock (including derivative securities with respect to Parent Common Stock) resulting from the transactions contemplated hereby by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company or will become subject to such reporting requirements with respect to Parent, to be exempt under Rule 16b-3 under the Exchange Act, to the extent permitted by Applicable Law.

Section 6.13 Repayment of Existing Credit Facility. At least three (3) Business Days prior to the Closing Date, the Company shall deliver to Parent a draft copy of a customary payoff letter (subject to delivery of funds as arranged by Parent) from the “Administrative Agent” (as defined in the Existing Credit Facility) under the Existing Credit Facility (the “Payoff Letter”), and, on or prior to the Closing Date, the Company shall deliver to Parent an executed copy of the Payoff Letter to be effective upon the Closing. The Company shall, and shall cause its Subsidiaries to, deliver all the documents required for the termination of commitments under the Existing Credit Facility, subject to the occurrence of the Closing and the repayment in full of all obligations then outstanding thereunder (using funds arranged by Parent).

Section 6.14 Repayment or Assumption of Existing Notes. Effective as of the Closing, Parent shall, and shall cause the Surviving Corporation to, take all such steps as may be necessary to either (a) pay or cause to be paid, or to provide adequate security (in the form of funds deposited with the trustee, as required under the Existing Notes Indenture for discharge or defeasance of the indebtedness under the Existing Notes) for the repayment of the full amount of principal and accrued interest, and any and all of the fees, costs, expenses, penalties and other amounts payable under the Existing Notes upon consummation of the Closing, and the Company shall instruct Parent to deliver such amount to such account or accounts as required by the Existing Notes in connection with the repayment of the Existing Notes and shall deliver evidence satisfactory to the Company of repayment and cancellation, or adequate security (in the form of funds deposited into an escrow account with the trustee, as required under the Existing Notes Indenture) with respect to repayment, of such notes, or (b) expressly assume, by an indenture supplemental to the Existing Notes Indenture, executed and delivered to the trustee, the due and punctual payment of the principal of (and premium, if any) and interest, if any, on all Existing Notes and the performance of every covenant of the Existing Notes Indenture on the part of the Company to be performed or observed.

Section 6.15 Certain Tax Matters. During the period from the date of this Agreement to the Effective Time, (i) Parent shall not, and shall not permit any of its Subsidiaries to, directly or indirectly, without the prior written consent of Company take any action, or knowingly fail to take any action, which action or failure to act is reasonably likely to cause Parent to fail to qualify as a RIC, and (ii) the Company shall not, and shall not permit any of its Subsidiaries to, directly or indirectly, without the prior written consent of Parent, take any action, or knowingly fail to take any action, which action or failure to act is reasonably likely to cause the Company to fail to qualify as a RIC.

Section 6.16 Stock Exchange Listing. Parent shall use its best efforts to cause the shares of Parent Common Stock to be issued in connection with the First Merger to be listed on NASDAQ, subject to official notice of issuance, prior to the Effective Time.

Section 6.17 Takeover Statutes and Provisions. None of the Company, Parent or Acquisition Sub will take any action that would cause the First Merger and related transactions to be subject to requirements imposed by any Takeover Statutes. Each of the Company and Parent shall take all necessary steps within its control to exempt (or ensure the continued exemption of) the First Merger from, or if necessary to challenge the validity or applicability of, any applicable Takeover Statute, as now or hereafter in effect.

Section 6.18 Stockholder Litigation. The parties to this Agreement shall reasonably cooperate and consult with one another in connection with the defense and settlement of any Proceeding by the Company’s stockholders or Parent’s stockholders against any of them or any of their respective directors, officers or Affiliates with respect to this Agreement or the transactions contemplated hereby. Each of Parent and the Company (a) shall keep the other party reasonably informed of any material developments in connection with any such Proceeding brought by its stockholders and (b) shall not settle any such Proceeding without the prior written consent of the other party (such consent not to be unreasonably delayed, conditioned or withheld).

Section 6.19 Additional Cash Consideration. In connection with the transactions contemplated hereby, as additional consideration to the holders of shares of Company Common Stock that are issued and outstanding immediately prior to the Effective Time (excluding any Cancelled Shares), the Parent External Adviser shall pay or cause to be paid, on the terms and subject to the conditions set forth in Section 2.2, to such holders an aggregate amount in cash equal to $2,150,000 (the “Additional Cash Consideration”).

Section 6.20 Coordination of Dividends. Parent and Company shall coordinate with each other in designating the record and payment dates for any quarterly dividends or distributions to its stockholders, including a Tax Dividend, declared in accordance with this Agreement in any calendar quarter in which the Closing Date might reasonably be expected to occur; it being understood and agreed that, on December 29, 2020, the Company shall distribute previously declared dividends of $0.16 per share of Company Common Stock.

Section 6.21 Stockholder Notice. On the Closing Date, Parent and the Company shall use commercially reasonable efforts to make a determination as to whether or not the Mergers constitute a “reorganization” within the meaning of Section 368(a) of the Code, which determination shall be made reasonably and in good faith after consultation with tax counsel, but shall not constitute a representation, warranty, covenant, obligation or guarantee of any kind whatsoever to the Company, its stockholders or any other Person with respect thereto (and no such Person shall be entitled to rely on such determination in any respect). In making such determination, Parent and the Company shall be entitled to rely on certain customary assumptions and representations reasonably acceptable to Parent and the Company after consultation with tax counsel, including representations set forth in certificates of officers of Parent and the Company, which Parent and the Company shall use commercially reasonable efforts to cause to be promptly provided to each other if requested by the other party. As soon as practicable after the Closing, Parent shall inform the stockholders in writing of any such determination made pursuant to this Section 6.21. Each of the Company, Parent, and Acquisition Sub shall report the Mergers and the other transactions contemplated by this Agreement in a manner consistent with any determination made pursuant to this Section 6.21, except as otherwise required by Applicable Law. For the avoidance of doubt, if the Mergers constitute a “reorganization” within the meaning of Section 368(a) of the Code, this Agreement is intended to be, and is hereby adopted as, a “plan of reorganization” for purposes of Section 354 and 361 of the Code and Treasury Regulations Section 1.368-2(g) and 1.368-3(a), to which the Company, Parent and Acquisition Sub are parties under Section 368(b) of the Code.

Section 6.22 Asset Coverage Requirement. The Company agrees to use its reasonable best efforts to maintain “asset coverage” within the meaning of Section 18(h) of the Investment Company Act of at least 150%, subject to compliance with those requirements set forth in Section 6.1. Parent agrees to use its reasonable best efforts to maintain “asset coverage” within the meaning of Section 18(h) of the Investment Company Act of at least 150%, subject to compliance with those requirements set forth in Section 6.2.

ARTICLE VII

CONDITIONS TO THE MERGERS

Section 7.1 Conditions to the Obligations of Each Party. The respective obligations of each party to consummate the First Merger are subject to the satisfaction or (to the extent permitted by Law) waiver by the Company and Parent at or prior to the Effective Time of the following conditions:

(a) the Company shall have obtained the Company Stockholder Approval;

(b) the issuance of Parent Common Stock in connection with the First Merger shall have been approved for listing on NASDAQ, subject to official notice of issuance;

(c) the Form N-14 shall have become effective under the Securities Act and shall not be the subject of any stop order or Proceedings seeking a stop order; and

(d) no Governmental Authority of competent jurisdiction shall have issued or entered any Law or Order which is then in effect and has the effect of restraining, enjoining or otherwise prohibiting or making unlawful the consummation of the First Merger.

Section 7.2 Conditions to Obligations of Parent and Acquisition Sub to Effect the First Merger. The obligations of Parent and Acquisition Sub to effect the First Merger are subject to the satisfaction or (to the extent permitted by Law) waiver by Parent at or prior to the Effective Time of the following additional conditions:

(a) each of the representations and warranties of the Company contained in (i) Section 3.1, Section 3.2(a), Section 3.2(b), Section 3.2(c), Section 3.3(a), Section 3.3(b), Section 3.3(c) (but only clause (i) thereof), Section 3.19 and Section 3.20 (collectively, the “Company Fundamental Representations”) shall be true and correct in all respects as of the date hereof and as of the Closing Date as though made on and as of such date (except to the extent such representations and warranties are expressly made as of a specific date, in which case such representations and warranties shall be so true and correct as of such specific date only), except, in the case of this clause (i), for such failures to be true and correct that are de minimis, (ii) clause (b) of Section 3.9 (the “Company No MAE Rep”) shall be true and correct in all respects as of the date hereof and (iii) this Agreement (other than the Company Fundamental Representations and the Company No MAE Rep), without giving effect to any materiality or “Company Material Adverse Effect” qualifications therein, shall be true and correct in all respects as of the date hereof and as of the Closing Date as though made on and as of such date (except to the extent such representations and warranties are expressly made as of a specific date, in which case such representations and warranties shall be so true and correct as of such specific date only), except, in the case of this clause (iii), for such failures to be true and correct as would not have, individually or in the aggregate, a Company Material Adverse Effect;

(b) the Company shall have performed or complied in all material respects with its obligations required under this Agreement to be performed or complied with on or prior to the Closing Date;

(c) Parent shall have received a certificate signed by an executive officer of the Company, dated as of the Closing Date, certifying as to the matters set forth in Section 7.2(a), Section 7.2(b) and Section 7.2(d); and

(d) since the date of this Agreement, there shall not have occurred and be continuing any Company Material Adverse Effect.

Section 7.3 Conditions to Obligation of the Company to Effect the First Merger. The obligation of the Company to effect the First Merger is further subject to the satisfaction or (to the extent permitted by Law) waiver by the Company at or prior to the Effective Time of the following additional conditions:

(a) each of the representations and warranties of Parent, Acquisition Sub and the Parent External Adviser contained in (i) Section 4.1, Section 4.2(a), Section 4.2(b), Section 4.2(c), Section 4.3(a), Section 4.3(b), Section 4.3(c) (but only clause (i) thereof), Section 4.22, Section 5.1 and Section 5.2(a) (collectively, the “Parent Fundamental Representations”) shall be true and correct in all respects as of the date hereof and as of the Closing Date as though made on and as of such date (except to the extent such representations and warranties are expressly made as of a specific date, in which case such representations and warranties shall be so true and correct as of such specific date only), except, in the case of this clause (i), for such failures to be true and correct that are de minimis, (ii) clause (b) of Section 4.9 (the “Parent No MAE Rep”) shall be true and correct in all respects as of the date hereof and (iii) this Agreement (other than the Parent Fundamental Representations and the Parent No MAE Rep), without giving effect to any materiality, “Parent Material Adverse Effect” or “Adviser Material Adverse Effect” qualifications therein, shall be true and correct in all respects as of the date hereof and as of the Closing Date as though made on and as of such date (except to the extent such representations and warranties are expressly made as of a specific date, in which case such representations and warranties shall be so true and correct as of such specific date only), except, in the case of this clause (iii), for such failures to be true and correct as would not have, individually or in the aggregate, a Parent Material Adverse Effect or an Adviser Material Adverse Effect;

(b) Each of Parent, Acquisition Sub and the Parent External Adviser shall have performed or complied in all material respects with its obligations required under this Agreement to be performed or complied with on or prior to the Closing Date;

(c) the Company shall have received a certificate signed by an executive officer of Parent, dated as of the Closing Date, certifying as to the matters set forth in Section 7.3(a), Section 7.3(b), Section 7.3(d) and Section 7.3(e).

(d) since the date of this Agreement, there shall not have occurred and be continuing any Parent Material Adverse Effect; and

(e) since the date of this Agreement, there shall not have occurred and be continuing any Adviser Material Adverse Effect.

Section 7.4 Frustration of Closing Conditions. None of Parent, Acquisition Sub or the Company may rely either as a basis for not consummating the First Merger or any of the other transactions contemplated hereby or terminating this Agreement and abandoning the Mergers on the failure of any condition set forth in Article VII to be satisfied if such failure was caused by such party’s failure to act in good faith or to use the efforts to cause the Closing to occur as required by this Agreement.

ARTICLE VIII

TERMINATION, AMENDMENT AND WAIVER

Section 8.1 Termination. Notwithstanding anything contained in this Agreement to the contrary, this Agreement may be terminated at any time prior to the Effective Time, whether before or after the Company Stockholder Approval is obtained (except as otherwise expressly noted), as follows:

(a) by mutual written consent of each of Parent and the Company; or

(b) by either Parent or the Company, if:

(i) the First Merger shall not have been consummated on or before 5:00 p.m. (New York time) on June 23, 2021 (the “Termination Date”); provided that the right to terminate this Agreement pursuant to this Section 8.1(b)(i) shall not be available to any party if the failure of such party to perform or comply with any of its obligations under this Agreement has been the principal cause of or resulted in the failure of the Closing to have occurred on or before the Termination Date;

(ii) prior to the Effective Time, any Governmental Authority of competent jurisdiction shall have issued or entered any Law or Order or taken any other action permanently restraining, enjoining or otherwise prohibiting or making unlawful the consummation of the transactions contemplated hereby, and such Law or Order or other action shall have become final and non-appealable; provided, however, that the right to terminate this Agreement under this Section 8.1(b)(ii) shall not be available to a party if the issuance of such Law or Order or taking of such action was proximately caused by the failure of such party, and in the case of Parent, including the failure of Acquisition Sub, to perform or comply with any of its obligations under this Agreement; provided, further, that neither the Company nor Parent shall have the right to terminate this Agreement pursuant to this Section 8.1(b)(ii) if the Company (in the case of a termination by Parent) or Parent, Acquisition Sub or Parent External Advisor (in the case of termination by the Company), as applicable, is then in material breach of any of its representations, warranties, covenants or obligations under this Agreement (including, without limitation, Section 6.4); or

(iii) the Company Stockholders Meeting’ (including any adjournments or postponements thereof) shall have been duly held and completed and the Company Stockholder Approval shall not have been obtained at such Company Stockholders Meeting’ (or at any adjournment or postponement thereof) at which a vote on the adoption of this Agreement is taken; or

(c) by the Company if:

(i) Parent, Acquisition Sub or the Parent External Adviser shall have breached or failed to perform any of their respective representations, warranties, covenants or other agreements set forth in this Agreement, which breach or failure to perform (A) would result in the failure of a condition set forth in Section 7.1 or 7.3 and (B) is not capable of being cured by Parent, Acquisition Sub, or the Parent External Adviser, as applicable, by the Termination Date or, if capable of being cured, shall not have been cured by Parent, Acquisition Sub or the Parent External Adviser, as applicable, on or before the earlier of (x) the Termination Date and (y) the date that is thirty (30) days following the Company’s delivery of written notice to Parent of such breach or failure to perform; provided, that the Company shall not have the right to terminate this Agreement pursuant to this Section 8.1(c)(i) if the Company is then in material breach of any of its representations, warranties, covenants or obligations under this Agreement so as to cause any of the conditions set forth in Section 7.1 or 7.2 not to be satisfied; provided, further, that the Company may not terminate this Agreement pursuant to this Section 8.1(c)(i) if Parent’s breach has been primarily caused by a breach of any provision of this Agreement by the Company; or

(ii) at any time prior to receipt of the Company Stockholder Approval, in order to substantially concurrently enter into a binding final agreement providing for the consummation of a Superior Proposal to the extent permitted by, and subject to the applicable terms and conditions of, Section 6.6; provided, that the Company shall not have the right to terminate this Agreement pursuant to this Section 8.1(c)(ii) if the Company has breached any provision of Section 6.6 in any material respect;

(iii) at any time prior to the Effective Time, if (A) all of the conditions set forth in Section 7.1 and Section 7.2 have been, and continue to be, satisfied or waived (other than those conditions that by their nature are to be satisfied at the Closing, each of which shall be capable of being satisfied if the Closing Date were the date of such termination), (B) Parent and Acquisition Sub do not consummate the First Merger on or prior to the date the Closing is required to occur pursuant to Article I, (C) the Company shall have irrevocably confirmed in writing to Parent that it is ready, willing and able to complete the Closing on the date of such confirmation and throughout the three (3) Business Day period following delivery of such confirmation, and (D) Parent and Acquisition Sub fail to effect the Closing within three (3) Business Days following delivery of such confirmation; or

(d) by Parent if:

(i) the Company shall have breached or failed to perform any of its representations, warranties, covenants or other agreements set forth in this Agreement, which breach or failure to perform (A) would result in the failure of a condition set forth in Section 7.1 or 7.2 and (B) is not capable of being cured by the Company by the Termination Date or, if capable of being cured, shall not have been cured by the Company on or before the earlier of (x) the Termination Date and (y) the date that is thirty (30) days following Parent’s delivery of written notice to the Company of such breach or failure to perform; provided that Parent shall not have the right to terminate this Agreement pursuant to this Section 8.1(d)(i) if Parent, Acquisition Sub or the Parent External Adviser is then in material breach of any of its respective representations, warranties, covenants or obligations under this Agreement so as to cause any of the conditions set forth in Section 7.1 or 7.3 not to be satisfied; provided, further, that Parent may not terminate this Agreement pursuant to this Section 8.1(d)(i) if the Company’s breach has been primarily caused by a breach of any provision of this Agreement by Parent; or

(ii) at any time prior to the receipt of the Company Stockholder Approval, if (A) the Company or the Company Board (or any committee thereof) shall have made a Company Adverse Recommendation Change, (B) the Company fails to publicly reaffirm the Company Recommendation within five (5) Business Days after receipt of a written request therefor by Parent, (C) the Company, any of its Subsidiaries or any of its or their Representatives’ Intentionally Breaches Section 6.6 in a material respect, and such breach remains uncured for five (5) Business Days following written notice thereof by Parent to the Company, or (D) the Company fails to recommend against any Competing Proposal that is a tender offer or exchange offer subject to Regulation 14D promulgated under the Exchange Act within ten (10) Business Days after the commencement thereof.

Section 8.2 Effect of Termination. In the event that this Agreement is terminated and the Mergers abandoned pursuant to Section 8.1, written notice thereof shall be given by the terminating party to the other party, specifying the provisions hereof pursuant to which such termination is made, and this Agreement shall forthwith become null and void and of no effect without liability on the part of any party hereto, and all rights and obligations of any party hereto shall cease; provided, however, that, except as otherwise provided in Section 8.3 or in any other provision of this Agreement, no such termination shall relieve any party hereto of any liability or damages, which shall be deemed in any such event to be damages of such party) resulting from any Intentional Breach of this Agreement prior to such termination or Fraud, in which case, except as provided in Section 8.3, the aggrieved party shall be entitled to all remedies available at law or in equity; and provided, further, that the Confidentiality Agreement, this Section 8.2, Section 8.3, Section 8.6 and Article IX shall survive any termination of this Agreement pursuant to Section 8.1.

Section 8.3 Termination Fees; Parent Expenses.

(a) If, but only if, this Agreement is terminated by:

(i) Either Parent or the Company pursuant to Section 8.1(b)(iii), and in any such case, prior to the Company Stockholders’ Meeting, a Competing Proposal shall have been publicly disclosed and not withdrawn prior to such date;

(ii) the Company pursuant to Section 8.1(c)(ii); or

(iii) Parent pursuant to Section 8.1(d)(i) or Section 8.1(d)(ii),

then, in any such case, Parent shall have the option, exercisable in its sole discretion by delivery of written notice to the Company (the “Company Termination Fee Notice”) within two (2) Business Days following the effective date of such termination, to be paid the Company Termination Fee, on the terms provided in the immediately following sentence (a “Company Termination Fee Election”). Should Parent timely make a Company Termination Fee Election, the Company shall pay, or cause to be paid, to Parent the Company Termination Fee less the amount of any Parent Expenses previously paid to Parent pursuant to Section 8.3(b) by wire transfer of same day funds to the account or accounts designated by Parent in the Company Termination Fee Notice (A) in the case of clause (i) above, on the same day as the consummation of any Tail Period Transaction, should one occur (regardless of whether such consummation happens prior to or following the expiration of the Tail Period), or (B) in the case of clause (ii) or clause (iii) above, no later than three (3) Business Days following the Company’s receipt of the Company Termination Fee Notice. If Parent is entitled to make a Company Termination Fee Election pursuant to this Section 8.3(a) but fails to timely do so, Parent shall irrevocably waive its right to be paid the Company Termination Fee; provided, that subject to clause (ii) of Section 8.3(e), such waiver shall not limit any other rights or remedies available to Parent following the termination of this Agreement.

(b) If this Agreement is terminated by Parent or the Company pursuant to Section 8.1(b)(iii) under circumstances in which the Company Termination Fee is not then payable to Parent pursuant to Section 8.3(a), then the Company shall reimburse Parent and its Affiliates for half of their documented out-of-pocket fees and expenses (including all documented fees and expenses of counsel, accountants, experts and consultants to Parent and Acquisition Sub and their Affiliates) incurred and payable by Parent or Acquisition Sub or on their behalf in connection with or related to the authorization, preparation, investigation, negotiation, execution and performance of this Agreement and the transactions contemplated hereby (the “Parent Expenses”), up to a maximum reimbursement payment of $500,000. Any payments required to be made under this Section 8.3(b) shall be made by wire transfer of same day funds to the account or accounts designated by Parent within three Business Days after the Company’s having been notified in writing of the amounts thereof by Parent.

(c) If, but only if, this Agreement is terminated by the Company pursuant to Section 8.1(c)(i) or Section 8.1(c)(iii), or by Parent (at any time during which the Company would have been entitled to terminate this Agreement pursuant to Section 8.1(c)(i) or Section 8.1(c)(iii)) pursuant to Section 8.1(b)(i), then, in any such case, the Company shall have the option, exercisable in its sole discretion by delivery of written notice to Parent (the “Parent Termination Fee Notice”) within two (2) Business Days following the effective date of such termination, to be paid the Parent Termination Fee, on the terms provided in the immediately following sentence (a “Parent Termination Fee Election”). Should the Company timely make a Parent Termination Fee Election, Parent shall pay, or cause to be paid, to the Company the Parent Termination Fee by wire transfer of same day funds to the account or accounts designated by the Company in the Parent Termination Fee Notice no later than three (3) Business Days following Parent’s receipt of the Parent Termination Fee Notice. If the Company is entitled to make a Parent Termination Fee Election pursuant to this Section 8.3(c) but fails to timely do so, the Company shall irrevocably waive its right to be paid the Parent Termination Fee; provided, that subject to clause (ii) of Section 8.3(f), such waiver shall not limit any other rights or remedies available to the Company following the termination of this Agreement.

(d) Notwithstanding anything to the contrary set forth in this Agreement, the parties agree that in no event shall the Company be required to pay the Company Termination Fee on more than one occasion, or Parent be required to pay the Parent Termination Fee on more than one occasion.

(e) Notwithstanding anything to the contrary set forth in this Agreement, but subject to Section 9.9, except in cases involving Fraud, (i) the Company Termination Fee, to the extent paid in full (less the amount of any Parent Expenses previously paid to Parent pursuant to Section 8.3(b)) on the terms provided in Section 8.3(a), shall constitute the sole and exclusive monetary remedy of Parent, the Parent External Adviser, and Acquisition Sub against the Company and its Subsidiaries and any of their respective former, current or future general or limited partners, stockholders, members, managers, directors, officers, employees, agents, Representatives or assignees (collectively, the “Company Related Parties”) for all losses and damages suffered as a result of the failure of the transactions contemplated hereby to be consummated or for a breach or failure to perform hereunder or otherwise, and upon payment of such amounts, none of the Company Related Parties shall have any further liability or obligation relating to or arising out of this Agreement or the transactions contemplated hereby (except that the Company shall remain obligated to comply with the provisions of this Agreement that survive termination pursuant to Section 8.2); and (ii) solely in cases where Parent would be entitled to make a Company Termination Fee Election (assuming, for purposes of determining whether or not Parent would be entitled to make a Company Termination Fee Election, that Parent is not in breach of this Agreement) and Parent does not make a Company Termination Fee Election, the Company’s maximum aggregate monetary liability for all losses and damages actually suffered as a result of a breach or failure to perform by the Company hereunder shall not exceed $15,154,769 (the “Company Damages Cap”); provided, that the Company Damages Cap shall instead be $60,619,074 if (A) this Agreement is terminated pursuant to Section 8.1(c)(ii) or (B) a Tail Period Transaction is consummated (regardless of whether such consummation happens prior to or following the expiration of the Tail Period), and, in either case, Parent suffers actual damages as a result of the breach or failure to perform by the Company under this Agreement.

(f) Notwithstanding anything to the contrary set forth in this Agreement, but subject to Section 9.9, except in cases involving Fraud, (i) the Parent Termination Fee, to the extent paid in full on the terms provided in Section 8.3(c), shall constitute the sole and exclusive monetary remedy of the Company against Parent, the Parent External Adviser and Acquisition Sub and their respective Subsidiaries and any of their respective former, current or future general or limited partners, stockholders, members, managers, directors, officers, employees, agents, Representatives or assignees (collectively, the “Parent Related Parties”) for all losses and damages suffered as a result of the failure of the transactions contemplated hereby to be consummated or for a breach or failure to perform hereunder or otherwise, and upon payment of such amounts, none of the Parent Related Parties shall have any further liability or obligation relating to or arising out of this Agreement or the transactions contemplated hereby (except that Parent shall remain obligated to comply with the provisions of this Agreement that survive termination pursuant to Section 8.2); and (ii) solely in cases where the Company would be entitled to make a Parent Termination Fee Election (assuming, for purposes of determining whether or not the Company would be entitled to make a Parent Termination Fee Election, that the Company is not in breach of this Agreement) and the Company does not make a Parent Termination Fee Election, Parent’s maximum aggregate monetary liability for all actual losses and damages suffered as a result of a breach or failure to perform by Parent hereunder or otherwise shall not exceed $59,009,074.

(g) Each of the parties hereto acknowledges that (i) the agreements contained in this Section 8.3 are an integral part of the transactions contemplated hereby, (ii) each of the Company Termination Fee and the Parent Termination Fee is not a penalty, but is liquidated damages, in a reasonable amount that will compensate the Company or Parent, as applicable, in the circumstances in which such fees or expenses are payable for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the transactions contemplated hereby, which amount would otherwise be impossible to calculate with precision, and (iii) without these agreements, the parties would not enter into this Agreement; accordingly, if the Company or Parent, as applicable, fails to timely pay any amount due pursuant to this Section 8.3 and, in order to obtain such payment, Parent or the Company, as applicable, commences a suit that results in a judgment against the other for the payment of any amount set forth in this Section 8.3, the Company or Parent, as applicable, shall pay the other its costs and expenses in connection with such suit, together with interest on such amount at the prime rate as published in The Wall Street Journal in effect on the date such payment was required to be made through the date such payment was actually received, or such lesser rate as is the maximum permitted by Applicable Law.

Section 8.4 Amendment. Subject to Applicable Law, the parties hereto may only modify or amend this Agreement by written agreement executed and delivered by the duly authorized officers of each of the respective parties; provided, that no amendment shall be made to this Agreement after the Effective Time; provided, further, that after receipt of the Company Stockholder Approval, if any such amendment shall by Applicable Law require further approval of the stockholders of the Company, the effectiveness of such amendment shall be subject to the approval of the stockholders of the Company.

Section 8.5 Extension; Waiver. The conditions to each of the parties’ obligations to consummate the Mergers are for the sole benefit of such party and may be waived by such party (without the approval of the stockholders of the Company) in whole or in part to the extent permitted by Applicable Law. At any time prior to the Effective Time, the Company or Parent may (a) waive or extend the time for the performance of any of the obligations or other acts of Parent, Acquisition Sub or the Parent External Adviser, in the case of the Company, or the Company, in the case of Parent, or (b) waive any inaccuracies in the representations and warranties contained in this Agreement or in any document delivered pursuant to this Agreement on the part of Parent, Acquisition Sub or the Parent External Adviser, in the case of the Company, or the Company, in the case of Parent. Any agreement on the part of a party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party and expressly setting forth the nature of such extension or waiver. The failure of any party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights.

Section 8.6 Expenses; Transfer Taxes. Except as expressly set forth herein (including Section 8.3), all expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expenses. Other than Taxes imposed upon holders of Company Common Stock, Parent shall pay all (a) transfer, stamp and documentary Taxes or fees and (b) sales, use, gains, real property transfer and other similar Taxes or fees arising out of or in connection with this Agreement.

ARTICLE IX

GENERAL PROVISIONS

Section 9.1 Non-Survival of Representations, Warranties and Agreements. The representations and warranties and covenants and agreements (to the extent such covenant or agreement contemplates or requires performance prior to the Closing) in this Agreement and any certificate delivered pursuant hereto by any Person shall terminate at the Effective Time or, except as provided in Section 8.2, upon the termination of this Agreement pursuant to Section 8.1, as the case may be, except that this Section 9.1 shall not limit any covenant or agreement of the parties which by its terms contemplates performance after the Effective Time or after termination of this Agreement, including those contained in Section 6.7.

Section 9.2 Notices. All notices, consents and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by hand delivery, by prepaid overnight courier (providing written proof of delivery) or by confirmed facsimile transmission or electronic mail, addressed as follows:

if to Parent, Acquisition Sub or the Parent External Adviser:

Portman Ridge Finance Corporation

650 Madison Avenue,

23rd Floor

New York, New York 10022

Email:     ted.goldthorpe@bcpartners.com;

patrick.schafer@bcpartners.com

Attention: Edward Goldthorpe; Patrick Schafer

with a copy (which shall not constitute notice) to:

Simpson Thacher & Bartlett LLP

900 G Street NW

Washington, DC 20001

Phone: (202) 636-5500

Email:     rajib.chanda@stblaw.com

        jonathan.corsico@stblaw.com

Attention: Rajib Chanda, Esq.

        Jonathan L. Corsico, Esq.

if to the Company:

Harvest Capital Credit Corporation

767 Third Avenue, 29th Floor

New York, NY 10017

Email:     jjolson@jmpg.com

        balvarez@harvestcaps.com

Attention: Joseph Jolson

        William E. Alvarez, Jr.

with a copy (which shall not constitute notice) to:

Dechert LLP

1900 K Street NW

Washington, DC 20006

Phone: (202) 261-3300

Fax: (202) 261-3333

Email:     harry.pangas@dechert.com

        thomas.friedmann@dechert.com

        bernardo.piereck@dechert.com

Attention: Harry Pangas, Esq.

        Thomas Friedmann, Esq.

        Bernardo Piereck, Esq.

or to such other address, electronic mail address or facsimile number for a party as shall be specified in a notice given in accordance with this Section 9.2; provided that any notice received by facsimile transmission or electronic mail or otherwise at the addressee’s location on any Business Day after 5:00 p.m. (addressee’s local time) or on any day that is not a Business Day shall be deemed to have been received at 9:00 a.m. (addressee’s local time) on the next Business Day; provided, further, that notice of any change to the address or any of the other details specified in or pursuant to this Section 9.2 shall not be deemed to have been received until, and shall be deemed to have been received upon, the later of the date specified in such notice or the date that is five (5) Business Days after such notice would otherwise be deemed to have been received pursuant to this Section 9.2.

Section 9.3 Interpretation; Certain Definitions.

(a) The parties have participated collectively in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted collectively by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provisions of this Agreement.

(b) Disclosure of any fact, circumstance or information in any Section of the Company Disclosure Letter or Parent Disclosure Letter shall be deemed to be disclosure of such fact, circumstance or information with respect to any other Section of the Company Disclosure Letter or Parent Disclosure Letter, respectively, if it is reasonably apparent on the face of such disclosure that such disclosure relates to any such other Section. The inclusion of any item in the Company Disclosure Letter or Parent Disclosure Letter shall not be deemed to be an admission or evidence of materiality of such item, nor shall it establish any standard of materiality for any purpose whatsoever.

(c) The words “hereof,” “herein,” “hereby,” “hereunder” and “herewith” and words of similar import shall refer to this Agreement as a whole and not to any particular provision of this Agreement. References to articles, sections, paragraphs, exhibits, annexes and schedules are to the articles, sections and paragraphs of, and exhibits, annexes and schedules to, this Agreement, unless otherwise specified, and the table of contents and headings in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the phrase “without limitation.” Words describing the singular number shall be deemed to include the plural and vice versa, words denoting any gender shall be deemed to include all genders, words denoting natural persons shall be deemed to include business entities and vice versa and references to a Person are also to its permitted successors and assigns. The phrases “the date of this Agreement” and “the date hereof” and terms or phrases of similar import shall be deemed to refer to the date first set forth above, unless the context requires otherwise. References to any statute shall be deemed to refer to such statute as amended from time to time and to any rules, regulations or official guidance promulgated thereunder (provided that for purposes of any representations and warranties contained in this Agreement that are made as of a specific date or dates, references to any statute shall be deemed to refer to such statute, as amended, and to any rules, regulations or official guidance promulgated thereunder, in each case, as of such date). Terms defined in the text of this Agreement have such meaning throughout this Agreement, unless otherwise indicated in this Agreement, and all terms defined in this Agreement shall have the meanings when used in any certificate or other document made or delivered pursuant hereto unless otherwise defined therein. Any Contract, instrument or Law defined or referred to herein or in any agreement or instrument that is referred to herein means such Contract, instrument or Law as from time to time amended, modified or supplemented, including (in the case of statutes) by succession of comparable successor Laws (provided that for purposes of any representations and warranties contained in this Agreement that are made as of a specific date or dates, references to any statute shall be deemed to refer to such statute, as amended, and to any rules or regulations promulgated thereunder, in each case, as of such date). All references to “dollars” or “$” refer to currency of the United States. The term “or” is not exclusive. References to “days” are to calendar days unless otherwise noted.

Section 9.4 Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other authority to be invalid, void, unenforceable or against its regulatory policy, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the First Merger be consummated as originally contemplated to the fullest extent possible.

Section 9.5 Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of Law or otherwise) without the prior written consent of the other parties. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective permitted successors and assigns. Any attempted assignment in violation of this Section 9.5 shall be null and void.

Section 9.6 Entire Agreement. This Agreement (including the exhibits, annexes and appendices hereto) constitutes, together with the Confidentiality Agreement, the Company Disclosure Letter, the Parent Disclosure Letter and the Parent External Adviser Disclosure Letter, the entire agreement, and supersedes all other prior agreements and understandings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof.

Section 9.7 No Third-Party Beneficiaries. This Agreement is not intended to and shall not confer upon any Person other than the parties hereto any rights or remedies hereunder; provided, however, that it is specifically intended that the D&O Indemnified Parties (with respect to Section 6.7 and this Section 9.7 from and after the Effective Time) are intended third-party beneficiaries hereof.

Section 9.8 Governing Law; Jurisdiction; Waiver of Jury Trial. This Agreement shall be governed and construed in accordance with the Laws of the State of Delaware applicable to contracts made and performed entirely within such state, without regard to any applicable conflicts of law principles that would cause the application of the Laws of another jurisdiction, except to the extent governed by the Investment Company Act, in which case the latter shall control. The parties hereto agree that any Proceeding brought by any party to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby shall be brought in the Delaware Court of Chancery, or if jurisdiction over the matter is vested exclusively in federal courts, the United States District Court for the District of Delaware, and the appellate courts to which orders and judgments therefore may be appealed (collectively, the “Acceptable Courts”). Each of the parties hereto submits to the jurisdiction of any Acceptable Court in any Proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby, and hereby irrevocably waives the benefit of jurisdiction derived from present or future domicile or otherwise in such Proceeding. Each party hereto irrevocably waives, to the fullest extent permitted by Law, any objection that it may now or hereafter have to the laying of the venue of any Proceeding in any such Acceptable Court or that any such Proceeding brought in any such Acceptable Court has been brought in an inconvenient forum. EACH PARTY HERETO ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT AND THE TRANSACTIONS CONTEMPLATED HEREBY. Each party hereto (a) certifies that no representative of any other party has represented, expressly or otherwise, that such other party would not, in the event of any action, suit or proceeding, seek to enforce the foregoing waiver, (b) certifies that it makes this waiver voluntarily and (c) acknowledges that it and the other parties hereto have been induced to enter into this Agreement, by, among other things, the mutual waiver and certifications in this Section 9.8.

Section 9.9 Specific Performance. The parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that any party hereto does not perform the provisions of this Agreement (including failing to take such actions as are required of it hereunder to consummate this Agreement) in accordance with its specified terms or otherwise breaches such provisions. Accordingly, the parties acknowledge and agree that the parties shall be entitled to an injunction, specific performance and other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof (without proof of actual damages), in addition to any other remedy to which they are entitled at law or in equity. Each of the parties agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief on the basis that any other party has an adequate remedy at law or that any award of specific performance is not an appropriate remedy for any reason at law or in equity. Any party seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement shall not be required to provide any bond or other security in connection with any such order or injunction. Notwithstanding anything to the contrary contained herein, this Section 9.9 is not intended and shall not be construed to limit in any way the provisions of Section 8.3(e).

Section 9.10 Counterparts. This Agreement may be executed in multiple counterparts, all of which shall together be considered one and the same agreement. Delivery of an executed signature page to this Agreement by electronic transmission shall be as effective as delivery of a manually signed counterpart of this Agreement.

[Remainder of page intentionally left blank; signature page follows.]

IN WITNESS WHEREOF, Parent, Acquisition Sub, the Parent External Adviser and the Company have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

PORTMAN RIDGE FINANCE CORPORATION

By:	/s/ Edward Goldthorpe
Name:	Edward Goldthorpe
Title:	President and Chief Executive Officer

RYE ACQUISITION SUB INC.

By:	/s/ Edward Goldthorpe
Name:	Edward Goldthorpe
Title:	President and Secretary

SIERRA CREST INVESTMENT MANAGEMENT LLC

By:	/s/ Edward Goldthorpe
Name:	Edward Goldthorpe
Title:	Officer and Authorized Person

HARVEST CAPITAL CREDIT CORPORATION

By:	/s/ Joseph A. Jolson
Name:	Joseph A. Jolson
Title:	Chief Executive Officer

By:	/s/ William E. Alvarez, Jr.
Name:	William E. Alvarez, Jr.
Title:	Chief Financial Officer, Chief Compliance Officer and Secretary

[Signature Page to Agreement and Plan of Merger]

Appendix A

As used in this Agreement, the following terms shall have the following meanings:

“Adviser Material Adverse Effect” shall mean any fact, circumstance, event, change, occurrence or effect that (1) would have, or would reasonably be expected to have, a material adverse effect on the business, condition (financial or otherwise), properties, liabilities, assets or results of operations of the Parent External Adviser, or (2) would, or would reasonably be expected to, materially impair, materially delay or prevent the Parent External Adviser from timely performing its obligations under this Agreement or consummating the transactions contemplated hereby; provided, however, that, for purposes of the foregoing clause (1) only, none of the following shall constitute or be taken into account in determining whether an Adviser Material Adverse Effect shall have occurred or exists or would reasonably be expected to occur or exist: (i) changes in general economic, financial market, business or geopolitical conditions; (ii) general changes or developments in any of the industries or markets in which the Parent External Adviser operates (or applicable portions or segments of such industries or markets); (iii) changes in any Applicable Laws or applicable accounting regulations or principles or interpretations thereof; (iv) any change in the price or trading volume of Parent’s securities, in and of itself (provided that the facts or occurrences giving rise to or contributing to such change that are not otherwise excluded from the definition of “Adviser Material Adverse Effect” shall be taken into account in determining whether there has been an Adviser Material Adverse Effect); (v) any failure by the Parent External Adviser to meet published analyst estimates or expectations of the Parent External Adviser’s revenue, earnings or other financial performance or results of operations for any period, in and of itself (provided that the facts or occurrences giving rise to or contributing to such failure that are not otherwise excluded from the definition of “Adviser Material Adverse Effect” shall be taken into account in determining whether there has been an Adviser Material Adverse Effect); (vi) any failure by the Parent External Adviser to meet its internal or published projections, budgets, plans or forecasts of its revenues, earnings or other financial performance or results of operations, in and of itself (provided that the facts or occurrences giving rise to or contributing to such failure that are not otherwise excluded from the definition of “Adviser Material Adverse Effect” shall be taken into account in determining whether there has been an Adviser Material Adverse Effect); (vii) any outbreak or escalation of hostilities or war or any act of terrorism, or any acts of God or natural disasters, epidemic, pandemic, disease outbreak (including COVID-19), or related responses of Governmental Authorities with respect thereto; (viii) the negotiation, existence, announcement or performance of this Agreement and the consummation of the transactions contemplated hereby, including (A) the initiation of litigation by any Person with respect to this Agreement or the transactions contemplated hereby, (B) any termination of, reduction in or similar negative impact on relationships, contractual or otherwise, with any customers, suppliers, distributors, partners or employees of the Parent External Adviser (other than with respect to the Parent External Adviser’s relationship with Parent and its Subsidiaries) or (C) any loss or diminution of rights or privileges (including any redemption or repayment of investments), or any creation of, increase in or acceleration of obligations, pursuant to any Contract or otherwise, on the part of the Parent External Adviser, in each case due to the negotiation, announcement, existence or performance of this Agreement or the identity of the parties to this Agreement (or any communication by the Company regarding the plans or intentions of the Company with respect to the conduct of the business of Parent or any of its Subsidiaries), or the consummation of the transactions

Appendix 1

contemplated hereby, including compliance with the covenants set forth herein (in each case, other than with respect to any Contracts of the Parent External Adviser with Parent or any of its Subsidiaries) (provided, that when “Adviser Material Adverse Effect” is used in relation to the representations and warranties of the Parent External Adviser in Sections 5.2(b) and 5.3, this clause (viii) shall be disregarded); (ix) any action taken by the Parent External Adviser which is required or expressly permitted by this Agreement; and (x) any actions taken (or omitted to be taken) at the request of the Company; provided that the facts, circumstances, events, changes, occurrences or effects set forth in clauses (i) through (iii) and (vii) above shall be taken into account in determining whether an Adviser Material Adverse Effect has occurred to the extent (but only to such extent) such facts, circumstances, events, changes, occurrences or effects have a disproportionate adverse impact on the Parent External Adviser, taken as a whole, relative to the other participants in the industries in which Parent and its Subsidiaries operate.

“Affiliate” of a Person shall mean any other Person that, directly or indirectly through one or more intermediaries, controls or is controlled by or is under common control with the first Person (it being understood that, except with respect to the definitions of “Company Related Parties” and “Parent Related Parties”, no portfolio company in which any Person has, directly or indirectly, made a debt or equity investment that is, would or should be reflected in the schedule of investments included in the quarterly or annual reports of such Person that are filed with the SEC shall be an Affiliate of such Person).

“Antitrust Division” shall mean the Antitrust Division of the United States Department of Justice.

“Applicable Law” shall mean any domestic or foreign federal, state or local statute, law (whether statutory or common law), ordinance, rule, administrative interpretation, regulation, order, writ, judgment or directive (including those of any self-regulatory organization) applicable to and legally binding on the Parent External Adviser, Company, Parent, Acquisition Sub or any of their respective Affiliates, directors, employees or agents, as the case may be.

“Blue Sky Laws” shall mean state securities or “blue sky” laws.

“Business Day” shall mean any day other than a Saturday, Sunday or a day on which all banking institutions in New York, New York are authorized or obligated by Law or executive order to close.

“Code” shall mean the Internal Revenue Code of 1986, as amended.

“Company Disclosure Letter” shall mean the disclosure letter delivered by the Company to Parent simultaneously with the execution of this Agreement.

“Company External Adviser” shall mean HCAP Advisers, LLC, a Delaware limited liability company.

“Company Investment Advisory Agreement” shall mean the agreement entered into by the Company External Adviser with the Company for the purpose of providing investment advisory or investment management services.

Appendix 2

“Company IPR” shall mean all Intellectual Property Rights owned, in whole or part, by the Company or its Subsidiaries.

“Company Material Adverse Effect” shall mean any fact, circumstance, event, change, occurrence or effect that (1) would have, or would reasonably be expected to have, a material adverse effect on the business, condition (financial or otherwise), properties, liabilities, assets or results of operations of the Company and its Subsidiaries, taken as a whole, or (2) would, or would reasonably be expected to, materially impair, materially delay or prevent the Company from timely performing its obligations under this Agreement or consummating the transactions contemplated hereby; provided, however, that, for purposes of the foregoing clause (1) only, none of the following shall constitute or be taken into account in determining whether a Company Material Adverse Effect shall have occurred or exists or would reasonably be expected to occur or exist: (i) changes in general economic, financial market, business or geopolitical conditions; (ii) general changes or developments in any of the industries or markets in which the Company, any of its Subsidiaries, or any of the Company Portfolio Companies operate (or applicable portions or segments of such industries or markets); (iii) changes in any Applicable Laws or applicable accounting regulations or principles or interpretations thereof; (iv) any change in the price or trading volume of the Company’s or any of the Company Portfolio Companies’ securities, in and of itself (provided that the facts or occurrences giving rise to or contributing to such change that are not otherwise excluded from the definition of “Company Material Adverse Effect” shall be taken into account in determining whether there has been a Company Material Adverse Effect); (v) any failure by the Company or any of the Company Portfolio Companies to meet published analyst estimates or expectations of the Company’s or such Company Portfolio Company’s revenue, earnings or other financial performance or results of operations for any period, in and of itself (provided that the facts or occurrences giving rise to or contributing to such failure that are not otherwise excluded from the definition of “Company Material Adverse Effect” shall be taken into account in determining whether there has been a Company Material Adverse Effect); (vi) any failure by the Company, any of its Subsidiaries, or any Company Portfolio Company to meet its internal or published projections, budgets, plans or forecasts of its revenues, earnings or other financial performance or results of operations, in and of itself (provided that the facts or occurrences giving rise to or contributing to such failure that are not otherwise excluded from the definition of “Company Material Adverse Effect” shall be taken into account in determining whether there has been a Company Material Adverse Effect); (vii) any outbreak or escalation of hostilities or war or any act of terrorism, or any acts of God or natural disasters, epidemic, pandemic, disease outbreak (including COVID-19), or the related responses of Governmental Authorities with respect thereto; (viii) the negotiation, existence, announcement, or performance of this Agreement and the consummation of the transactions contemplated hereby, including (A) the initiation of litigation by any Person with respect to this Agreement or the transactions contemplated hereby, (B) any termination of, reduction in or similar negative impact on relationships, contractual or otherwise, with any Company Portfolio Companies or any customers, suppliers, distributors, partners or employees of the Company and its Subsidiaries or (C) any loss or diminution of rights or privileges (including any redemption or repayment of investments), or any creation of, increase in or acceleration of obligations, pursuant to any Contract or otherwise, on the part of the Company, any of its Subsidiaries or any Company Portfolio Company, in each case due to the negotiation, announcement, existence or performance of this Agreement or the identity of the parties to this Agreement (or any communication by Parent regarding the plans or intentions of Parent with respect to the conduct

Appendix 3

of the business of the Company or any of its Subsidiaries), or the consummation of the transactions contemplated hereby, including compliance with the covenants set forth herein (provided, that when “Company Material Adverse Effect” is used in relation to the representations and warranties of the Company in Sections 3.3(c) and 3.4, this clause (viii) shall be disregarded); (ix) any action taken by the Company, any of its Subsidiaries or any Company Portfolio Company, in each case which is required or expressly permitted by this Agreement; and (x) any actions taken (or omitted to be taken) at the written request of Parent; provided that the facts, circumstances, events, changes, occurrences or effects set forth in clauses (i) through (iii) and (vii) above shall be taken into account in determining whether a Company Material Adverse Effect has occurred to the extent (but only to such extent) such facts, circumstances, events, changes, occurrences or effects have a disproportionate adverse impact on the Company and its Subsidiaries, taken as a whole, relative to the other participants in the industries in which the Company and its Subsidiaries operate.

“Company Portfolio Company” shall mean any entity in which the Company or any of its Subsidiaries has made, makes or proposes to make a debt or equity investment that is or would be reflected in the Schedule of Investments included in the Company’s quarterly or annual reports.

“Company Recommendation” shall mean the recommendation of the Company Board that the stockholders of the Company adopt this Agreement and approve the transaction contemplated hereby, including the First Merger.

“Company Termination Fee” shall mean $2,121,668.

“Confidentiality Agreement” shall mean the confidentiality agreement, dated July 15, 2020, between BC Partners Advisors L.P. and the Company.

“Contract” shall mean any agreement, contract, subcontract, lease, sublease, investment advisory agreement, administration agreement, conditional sales contract, purchase order, sales order, task order, delivery order, license, indenture, note, bond, loan, instrument, understanding, permit, concession, franchise, commitment or other agreement.

“control” shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities or partnership or other interests, by contract or otherwise. For purposes of this definition, a general partner or managing member of a Person shall always be considered to control such Person. The terms “controlling” and “controlled” shall have correlative meanings.

“COVID-19” means SARS-CoV-2 or COVID-19, and any evolutions thereof or related or associated epidemics, pandemic or disease outbreaks.

“COVID-19 Measures” means any quarantine, “shelter in place,” “stay at home,” workforce reduction, social distancing, shut down, closure, sequester, safety or other Law, directive, guidelines or recommendations by any Governmental Authority or industry group in response to COVID-19.

Appendix 4

“Electing Share” means each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (excluding any Cancelled Shares) with respect to which an Election has been effectively made and not properly revoked or lost.

“Environmental Laws” shall mean all applicable and legally enforceable Laws relating to pollution or protection of the environment, including Laws relating to Releases of Hazardous Materials and the manufacture, processing, distribution, use, treatment, storage, Release, transport or handling of Hazardous Materials, including the Federal Water Pollution Control Act (33 U.S.C. §1251 et seq.), the Resource Conservation and Recovery Act of 1976 (42 U.S.C. §6901 et seq.), the Safe Drinking Water Act (42 U.S.C. §3000(f) et seq.), the Toxic Substances Control Act (15 U.S.C. §2601 et seq.), the Clean Air Act (42 U.S.C. §7401 et seq.), the Oil Pollution Act of 1990 (33 U.S.C. §2701 et seq.), the Comprehensive Environmental Response, Compensation and Liability Act of 1980 (42 U.S.C. §9601 et seq.), the Endangered Species Act of 1973 (16 U.S.C. §1531 et seq.), and other similar state and local statutes, in effect as of the date hereof.

“ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended.

“Exchange Act” shall mean the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Existing Credit Facility” shall mean that certain Loan and Security Agreement dated as of October 29, 2013, as amended, by and among the Company, HCAP Equity Holdings, LLC, and HCAP ICC, LLC, as borrowers, each of the financial institutions from time to time party hereto, and Pacific Western Bank (f/k/a CapitalSource Bank), as agent, bookrunner and a lender

“Existing Notes” shall mean the 6.125% Notes due 2022 issued pursuant to the Existing Notes Indenture.

“Existing Notes Indenture” shall mean that certain Indenture dated as of January 27, 2015, by and between the Company and U.S. Bank National Association, as amended pursuant to the Second Supplemental Indenture dated as of August 24, 2017, by and between the Company and U.S. Bank National Association.

“Fraud” means, of a Person, an intentional and willful misrepresentation of or with respect to a representation or warranty set forth in this Agreement, or in any certificate delivered hereunder, by such Person, which misrepresentation constitutes actual common law fraud (and not constructive fraud or negligent misrepresentation) with the specific intent to induce another party to rely upon such representation or warranty.

“GAAP” shall mean the United States generally accepted accounting principles, consistently applied in accordance with past practice.

“Governmental Authority” shall mean any United States (federal, state or local) or foreign government, or any governmental, regulatory, judicial or administrative authority, agency or commission.

Appendix 5

“Hazardous Materials” shall mean all hazardous or toxic substances, materials or wastes, pollutants or contaminants defined as such by, or regulated as such under, any Environmental Laws.

“Intentional Breach” shall mean any breach of this Agreement where the action or non-action constituting or giving rise to such breach was intentionally undertaken by the party taking such action, with actual knowledge that such action or non-action would or would reasonably be expected to constitute or give rise to a breach of this Agreement.

“Investment Advisers Act” shall mean the Investment Advisers Act of 1940, as amended, and the rules and regulations of the SEC promulgated thereunder.

“Investment Company Act” shall mean the Investment Company Act of 1940, as amended, and the rules and regulations of the SEC promulgated thereunder.

“IRS” shall mean the United States Internal Revenue Service.

“Jolson Agreements” shall mean (i) the letter agreement, dated as of the date hereof, by and between the Company and Joseph A. Jolson and (ii) the form of voting and support agreement signed as of the date hereof by and between Parent and each of (a) JMP Securities LLC, (b) Joseph A. Jolson, Joseph A. Jolson Trust DTD 6/4/91 and Jolson Family Foundation.

“Knowledge” shall mean (i) with respect to the Company, the actual knowledge, after due inquiry of their respective direct reports, of those persons set forth in Section A-1 of the Company Disclosure Letter, (ii) with respect to Parent, the actual knowledge, after due inquiry of their respective direct reports, of those persons set forth in Section A-1 of the Parent Disclosure Letter, and (iii) with respect to the Parent External Adviser, the actual knowledge, after due inquiry of their respective direct reports, of those persons set forth in Section A-1 of the Parent External Adviser Disclosure Letter.

“Law” shall mean any and all domestic (federal, state or local) or foreign laws, rules, regulations, orders, judgments or decrees promulgated by any Governmental Authority.

“Lien” shall mean liens, claims, mortgages, encumbrances, pledges, security interests or charges of any kind.

“Merger Consideration” shall mean the sum of (i) the Total Stock Consideration and (ii) the Aggregate Cash Consideration.

“NASDAQ” shall mean The Nasdaq Global Select Market.

“Non-Electing Share” means each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (excluding any Cancelled Shares) that is not an Electing Share.

“Order” shall mean any decree, order, judgment, injunction, temporary restraining order or other order in any Proceeding.

Appendix 6

“Parent Disclosure Letter” shall mean the disclosure letter delivered by Parent to the Company simultaneously with the execution of this Agreement.

“Parent External Adviser Disclosure Letter” shall mean the disclosure letter delivered by Parent to the Company simultaneously with the execution of this Agreement.

“Parent Investment Advisory Agreement” shall mean the agreement entered into by the Parent External Adviser with Parent for the purpose of providing investment advisory or investment management services.

“Parent IPR” shall mean all Intellectual Property Rights owned, in whole or part, by Parent or its Subsidiaries.

“Parent Material Adverse Effect” shall mean any fact, circumstance, event, change, occurrence or effect that (1) would have, or would reasonably be expected to have, a material adverse effect on the business, condition (financial or otherwise), properties, liabilities, assets or results of operations of Parent and its Subsidiaries, taken as a whole, or (2) would, or would reasonably be expected to, materially impair, materially delay or prevent Parent from timely performing its obligations under this Agreement or consummating the transactions contemplated hereby; provided, however, that, for purposes of the foregoing clause (1) only, none of the following shall constitute or be taken into account in determining whether a Parent Material Adverse Effect shall have occurred or exists or would reasonably be expected to occur or exist: (i) changes in general economic, financial market, business or geopolitical conditions; (ii) general changes or developments in any of the industries or markets in which Parent, any of its Subsidiaries, or any of the Parent Portfolio Companies operate (or applicable portions or segments of such industries or markets); (iii) changes in any Applicable Laws or applicable accounting regulations or principles or interpretations thereof; (iv) any change in the price or trading volume of Parent’s or any of the Parent Portfolio Companies’ securities, in and of itself (provided that the facts or occurrences giving rise to or contributing to such change that are not otherwise excluded from the definition of “Parent Material Adverse Effect” shall be taken into account in determining whether there has been a Parent Material Adverse Effect); (v) any failure by Parent or any of the Parent Portfolio Companies to meet published analyst estimates or expectations of Parent’s or such Parent Portfolio Company’s revenue, earnings or other financial performance or results of operations for any period, in and of itself (provided that the facts or occurrences giving rise to or contributing to such failure that are not otherwise excluded from the definition of “Parent Material Adverse Effect” shall be taken into account in determining whether there has been a Parent Material Adverse Effect); (vi) any failure by Parent, any of its Subsidiaries, or any Parent Portfolio Company to meet its internal or published projections, budgets, plans or forecasts of its revenues, earnings or other financial performance or results of operations, in and of itself (provided that the facts or occurrences giving rise to or contributing to such failure that are not otherwise excluded from the definition of “Parent Material Adverse Effect” shall be taken into account in determining whether there has been a Parent Material Adverse Effect); (vii) any outbreak or escalation of hostilities or war or any act of terrorism, or any acts of God or natural disasters, epidemic, pandemic, disease outbreak (including COVID-19), or the related responses of Governmental Authorities with respect thereto; (viii) the negotiation, existence, announcement or performance of this Agreement and the consummation of the transactions contemplated hereby, including (A) the initiation of litigation by any Person

Appendix 7

with respect to this Agreement or the transactions contemplated hereby, (B) any termination of, reduction in or similar negative impact on relationships, contractual or otherwise, with any Parent Portfolio Companies or any customers, suppliers, distributors, partners or employees of Parent and its Subsidiaries or (C) any loss or diminution of rights or privileges (including any redemption or repayment of investments), or any creation of, increase in or acceleration of obligations, pursuant to any Contract or otherwise, on the part of Parent or any of its Subsidiaries or any Parent Portfolio Company, in each case due to the negotiation, announcement, existence or performance of this Agreement or the identity of the parties to this Agreement (or any communication by the Company regarding the plans or intentions of the Company with respect to the conduct of the business of Parent or any of its Subsidiaries), or the consummation of the transactions contemplated hereby, including compliance with the covenants set forth herein (provided, that when “Parent Material Adverse Effect” is used in relation to the representations and warranties of the Parent in Sections 4.3(c) and 4.4, this clause (viii) shall be disregarded); (ix) any action taken by Parent or any of its Subsidiaries or any Parent Portfolio Company, in each case which is required or expressly permitted by this Agreement; and (x) any actions taken (or omitted to be taken) at the written request of the Company; provided that the facts, circumstances, events, changes, occurrences or effects set forth in clauses (i) through (iii) and (vii) above shall be taken into account in determining whether a Parent Material Adverse Effect has occurred to the extent (but only to such extent) such facts, circumstances, events, changes, occurrences or effects have a disproportionate adverse impact on the Company and its Subsidiaries, taken as a whole, relative to the other participants in the industries in which Parent and its Subsidiaries operate.

“Parent Organizational Documents” shall mean the certificate of incorporation, bylaws (or equivalent organizational or governing documents), and other organizational or governing documents, agreements or arrangements, each as amended to date, of each of Parent and Acquisition Sub.

“Parent Per Share NAV” shall mean the quotient of (i) the Closing Parent Net Asset Value divided by (ii) the number of shares of Parent Common Stock issued and outstanding as of the Determination Date.

“Parent Per Share Price” shall mean the average of the volume weighted average price per share of Parent Common Stock on NASDAQ (as reported by Bloomberg L.P. or, if not reported therein, in another authoritative source mutually selected by Parent and the Company) on each of the ten (10) consecutive trading days ending with the Determination Date.

“Parent Portfolio Company” shall mean any entity in which Parent or any of its Subsidiaries has made, makes or proposes to make a debt or equity investment that is or would be reflected in the Schedule of Investments included in Parent’s quarterly or annual reports.

“Parent Termination Fee” shall mean $2,121,668.

“Per Share Stock Amount” shall mean that number of shares of Parent Common Stock with a value equal to the Per Share Cash Price based on the Parent Per Share Price.

Appendix 8

“Per Share Cash Price” shall mean the quotient of (i) Total Consideration Value divided by (ii) the number of shares of Company Common Stock issued and outstanding immediately prior to the Closing.

“Permit” shall mean any license, permit, variance, exemption, approval, qualification, or Order of any Governmental Authority.

“Permitted Lien” shall mean (i) any Lien for Taxes not yet due, being contested in good faith or for which adequate accruals or reserves have been established, (ii) statutory Liens of landlords and Liens of carriers, warehousemen, mechanics, materialmen, repairmen and other Liens imposed by Law, (iii) Liens incurred or deposits made in the ordinary course of business in connection with workers’ compensation, unemployment insurance or other types of social security or foreign equivalents, (iv) zoning, building codes, and other land use Laws regulating the use or occupancy of leased real property or the activities conducted thereon that are imposed by any Governmental Authority having jurisdiction over such leased real property and which are not violated by the current use and operation of such leased real property or the operation of the business of the Company and its Subsidiaries, (v) with respect to all leased real property, all Liens encumbering the interest of the fee owner or any superior lessor, sublessor or licensor, (vi) Liens securing indebtedness or liabilities that are reflected in the Company SEC Documents or the Parent SEC Documents or incurred in the ordinary course of business since the date of the most recent annual report on Form 10-K filed with the SEC by the Company and Liens securing indebtedness or liabilities that have otherwise been disclosed to Parent in writing, (vii) such Liens or other imperfections of title, if any, that do not have a Company Material Adverse Effect, Parent Material Adverse Effect or Adviser Material Adverse Effect (as applicable), including Liens for any supplemental Taxes or assessments not shown by the public records, (viii) Liens disclosed on existing title reports or existing surveys, (ix) Liens securing acquisition financing with respect to the applicable asset, including refinancings thereof, (x) Liens described in Appendix A to the Company Disclosure Letter or the Parent Disclosure Letter (as applicable), (xi) in the case of Intellectual Property Rights, third party license agreements entered into in the ordinary course of business, (xii) any other Liens that will be released on or prior to the Closing Date and (xiii) the replacement, extension or renewal of any of the foregoing.

“Person” shall mean an individual, a corporation, a limited liability company, a partnership, an association, a trust or any other entity or organization, including a Governmental Authority.

“Proceeding” shall mean an action, suit, arbitration, investigation, examination, litigation, lawsuit or other proceeding, whether civil, criminal or administrative, by or before a Governmental Authority.

“Proposed Cash Consideration” shall mean the product of (i) the number of Electing Shares, multiplied by (ii) the Per Share Cash Price.

“Regulatory Documents” shall mean, with respect to a Person, all forms, reports, registration statements, schedules and other documents filed, or required to be filed, by such Person pursuant to applicable Securities Laws or the applicable rules and regulations of any United States or foreign governmental or non-governmental self-regulatory organization, agency or authority.

Appendix 9

“Release” shall mean any actual or threatened release, spill, emission, discharge, leaking, pumping, injection, deposit, disposal, dispersal, leaching or migration of Hazardous Materials, including the movement of Hazardous Materials through or in the air, soil, surface water, groundwater or real property.

“Representative” shall mean, with respect to any Person, such Person’s Affiliates and its and their respective officers, directors, managers, partners, employees, agents, accountants, counsel, financial advisors, consultants and other advisors or representatives.

“SEC” shall mean the United States Securities and Exchange Commission.

“Securities Act” shall mean the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Securities Laws” shall mean the Securities Act, the Exchange Act, the Investment Company Act, the Investment Advisers Act, Blue Sky Laws, all similar foreign securities laws, and the rules and regulations promulgated thereunder.

“Security” shall mean, with respect to any Person, any series of common stock, preferred stock and any other equity securities or capital stock of such Person (including interests convertible into or exchangeable or exercisable for any equity interest in any such series of common stock, preferred stock, and any other equity securities or capital stock of such Person), however described and whether voting or non-voting.

“Subsidiary” shall mean, as to any Person, any corporation, partnership, limited liability company, association or other business entity that is consolidated with such Person for financial reporting purposes under GAAP.

“Tail Period” means the nine (9) -month period immediately following any termination of this Agreement pursuant to Section 8.1.

“Tail Period Transaction” means the Company’s entry into an Alternative Acquisition Agreement with respect to any Competing Proposal with a Third Party during the Tail Period; provided, that for purposes of this definition, the references to “twenty percent (20%)” in the definition of Competing Proposal shall be deemed to be references to “fifty percent (50%)”.

“Tax” or “Taxes” shall mean any and all taxes, fees, levies, duties, tariffs, imposts, and other similar charges (together with any and all interest, penalties and additions to tax) imposed by any Governmental Authority or Taxing Authority including taxes or other charges on or with respect to income, franchises, windfall or other profits, gross receipts, property, sales, use, capital stock, payroll, employment, social security, workers’ compensation, unemployment compensation, or net worth, and taxes or other charges in the nature of excise, withholding, ad valorem, stamp, transfer, value added, or gains taxes.

Appendix 10

“Tax Dividend” shall mean a dividend or dividends, with respect to any applicable tax year, which is deductible pursuant to the dividends paid deduction under Section 562 of the Code, and shall have the effect of distributing to the Company’s stockholders all of its previously undistributed (i) “investment company taxable income” within the meaning of Section 852(b) of the Code (determined without regard to Section 852(b)(2)(D) of the Code), (ii) any prior year shortfall as determined under Section 4982(b)(2) of the Code, (iii) amounts constituting the excess of (A) the amount specified in Section 852(a)(1)(B)(i) of the Code over (B) the amount specified in Section 852(a)(1)(B)(ii) of the Code, and (iv) net capital gain (within the meaning of Section 1222(11) of the Code), if any, in each case recognized either in the applicable tax year or any prior tax year.

“Tax Returns” shall mean returns, reports, form or information statements, including any schedule or attachment thereto or any amendment thereof, with respect to Taxes filed or required to be filed with the IRS or any other Governmental Authority or Taxing Authority.

“Taxing Authority” shall mean any Governmental Authority having jurisdiction over the assessment, determination, collection or other imposition of any Tax.

“Third Party” shall mean any Person or group of Persons other than Parent, Acquisition Sub and their respective Affiliates.

“Total Consideration Value” shall mean the sum of (i) the Total Stock Consideration Value and (ii) the Aggregate Cash Consideration.

Table of Definitions

Term	Section
Acceptable Confidentiality Agreement	Section 6.6(c)
Acceptable Courts	Section 9.8
Acquisition	Section 6.1(m)
Acquisition Sub	Preamble
Additional Cash Consideration	Section 2.1(a)(ii)
Agreement	Preamble
Alternative Acquisition Agreement	Section 6.6(d)
Antitrust Laws	Section 3.4
Bankruptcy and Equity Exception	Section 3.3(a)
BDC	Recitals
Certificate of First Merger	Section 1.3(a)
Certificates	Section 2.1(a)(ii)
Certificates of Second Merger	Section 1.3(b)
claim	Section 4.25
Closing	Section 1.2
Closing Company Net Asset Value	Section 2.7(a)
Closing Parent Net Asset Value	Section 2.7(a)
Closing Date	Section 1.2
Company	Preamble

Appendix 11

Term	Section
Company Adverse Recommendation Change	Section 6.3(b)
Company Asset Coverage Requirement	Section 3.5(c)
Company Board	Recitals
Company Common Stock	Section 2.1(a)(i)
Company Damages Cap	Section 8.3(e)
Company Fundamental Representations	Section 7.2(a)
Company Leased Real Property	Section 3.16(b)
Company Material Contract	Section 3.15(a)
Company No MAE Rep	Section 7.2(a)
Company Related Parties	Section 8.3(e)
Company SEC Documents	Section 3.6(a)
Company Special Committee	Recitals
Company Stockholder Approval	Section 3.19
Company Stockholders’ Meeting	Section 6.3(b)
Company Termination Fee Election	Section 8.3(a)
Company Termination Fee Notice	Section 8.3(a)
Company’s Bylaws	Section 3.1
Company’s Charter	Section 3.1
Competing Proposal	Section 6.6(g)(i)
Consent	Section 3.4
D&O Indemnified Parties	Section 6.7(a)
debt	Section 4.25
Delaware Secretary	Section 1.3(a)
Determination Date	Section 2.7(a)
DGCL	Recitals
Dissenting Shares	Section 2.4
Effective Time	Section 1.3(a)
Electing Shares	Section 2.1(a)(ii)(1)
Election	Section 2.3(a)
Election Date	Section 2.3(b)
Exchange Agent	Section 2.2(a)
Exchange Fund	Section 2.2(a)
Exchange Ratio	Section 2.1(a)(ii)
First Merger	Recitals
Forecasts	Section 4.28
Form of Election	Section 2.3(b)
Form N-14	Section 3.7
Inquiry	Section 6.6(a)
Intellectual Property Rights	Section 3.13(c)
Interim Period	Section 6.1
KBW	Section 3.20
Mergers	Recitals
Notice of Superior Proposal	Section 6.6(d)(i)
Parent	Preamble

Appendix 12

Term	Section
Parent Board	Recitals
Parent Common Stock	Section 2.1(a)(ii)
Parent Expenses	Section 8.3(b)
Parent External Adviser	Preamble
Parent External Adviser Documents	Section 5.1
Parent Fundamental Representations	Section 7.3(a)
Parent Leased Real Property	Section 4.17(b)
Parent Material Contract	Section 4.16(a)
Parent No MAE Rep	Section 7.3(a)
Parent Related Parties	Section 8.3(e)
Parent SEC Documents	Section 4.6(a)
Parent Termination Fee Election	Section 8.3(c)
Parent Termination Fee Notice	Section 8.3(c)
Payoff Letter	Section 6.13
Per Share Merger Consideration	Section 2.1(a)(ii)(1)
Per Share Stock Consideration	Section 2.1(a)(ii)(1)
Proposed Aggregate Stock Issuance Amount	Section 2.1(a)(ii)(1)
Proposed Stock Issuance	Section 2.1(a)(ii)(1)
Proxy Statement	Section 3.7
RIC	Section 3.14(h)
Second Effective Time	Section 1.3(b)
Second Merger	Recitals
solvent	Section 4.25
Specified Number	Section 2.3(a)
Superior Proposal	Section 6.6(g)(ii)
Surviving Corporation	Recitals
Takeover Statutes	Section 3.18
Termination Date	Section 8.1(b)(i)
Total Stock Consideration	Section 2.1(a)(ii)
Total Stock Consideration Value	Section 2.1(a)(ii)

Appendix 13

Exhibit A

Certificate of Incorporation of the Surviving Corporation

[See attached.]

Exhibit A

AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

HARVEST CAPITAL CREDIT CORPORATION

The present name of the corporation is Harvest Capital Credit Corporation (the “Corporation”). The Corporation was incorporated by the filing of the original certificate of incorporation with the Secretary of State of the State of Delaware on November 14, 2012 (the “Original Certificate of Incorporation”). This Amended and Restated Certificate of Incorporation (as the same may be amended and/or restated from time to time, the (“Amended and Restated Certificate of Incorporation”), which amends, restates and integrates the provisions of the Original Certificate of Incorporation, has been duly adopted under and pursuant to the provisions of Section 242 and 245 of the General Corporation Law of the State of Delaware (the “DGCL”) and by the written consent of its stockholders in accordance with Section 228 of the DGCL. The Original Certificate of Incorporation is hereby amended and restated to read in its entirety as follows:

ARTICLE I

1.1. The name of the Corporation is Harvest Capital Credit Corporation (the “Corporation”).

ARTICLE II

2.1. The registered office of the Corporation in the State of Delaware is, 1209 Orange Street, Wilmington, New Castle County, Delaware 19801; and the name of the Corporation’s registered agent at such address is The Corporation Trust Company.

ARTICLE III

3.1. The purposes for which the Corporation is formed are to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware, as amended (the “Delaware General Corporation Law”), and to possess and exercise all of the powers and privileges granted by such law and any other law of Delaware.

ARTICLE IV

4.1. Authorized Stock. The total number of shares of all classes of capital stock which the Corporation shall have authority to issue is 101,000,000 of which 100,000,000 shares shall be common stock having a par value of $0.001 per share (the “Common Stock”).

4.2. Common Stock. The holders of the Common Stock shall exclusively possess all voting power, and each share of Common Stock shall have one vote.

1

ARTICLE V

5.1. Board of Directors. The business and affairs of the Corporation shall be managed under the direction of the Board of Directors. The number of directors shall be one, which number may be increased or decreased only by the Board of Directors pursuant to the Bylaws of the Corporation. The name of the director who shall serve until his successor is duly elected and qualified is: Edward Goldthorpe.

The Board of Directors shall have the power, without the assent or vote of the stockholders, to make, alter, amend, change, add to or repeal the Bylaws of the Corporation (the “Bylaws”) as provided in the Bylaws, subject to the power of the stockholders to alter or repeal any Bylaw whether adopted by them or otherwise.

In addition to the powers and authorities hereinbefore or by statute expressly conferred upon them, the directors are hereby empowered to exercise all such powers and do all such acts and things as may be exercised or done by the Corporation, subject to the provisions of the statutes of Delaware, of this Certificate of Incorporation, and to the Bylaws; provided, however, that no Bylaw so made shall invalidate any prior act of the directors which would have been valid if such Bylaw had not been made.

ARTICLE VI

6.1. Limitation on Liability. The directors of the Corporation shall be entitled to the benefits of all limitations on the liability of directors generally that are now or hereafter become available under the Delaware General Corporation Law, as amended from time to time. Without limiting the generality of the foregoing, no director of the Corporation shall be liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware General Corporation Law, or (iv) for any transaction from which the director derived an improper personal benefit. Any repeal or modification of this Section 7 shall be prospective only, and shall not affect, to the detriment of any director, any limitation on the personal liability of a director of the Corporation existing at the time of such repeal or modification.

6.2. Indemnification. The Corporation, to the full extent permitted by Section 145 of the Delaware General Corporation Law, as amended from time to time, shall indemnify all persons whom it may indemnify pursuant thereto. Expenses (including attorneys’ fees) incurred by an officer or director in defending any civil, criminal, administrative, or investigative action, suit or proceeding for which such officer or director may be entitled to indemnification hereunder shall be paid by the Corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by the Corporation as authorized hereby.

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ARTICLE VII

7.1. Powers of Stockholders to Act by Written Consent. Any action required or permitted to be taken at any annual or special meeting of the stockholders may be taken without a meeting if a unanimous consent which sets forth the action is given in writing or by electronic transmission by each stockholder entitled to vote on the matter and is filed with the records of the meetings of the stockholders.

7.2. Special Meetings of Stockholders. Special meetings of the stockholders of the Corporation may be called only by the Board of Directors.

ARTICLE VIII

8.1. Amendment. The Corporation reserves the right to amend any provision contained in this Certificate as the same may from time to time be in effect in the manner now or hereafter prescribed by law, and all rights conferred on stockholders or others hereunder are subject to such reservation.

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Exhibit 2.2

VOTING AND SUPPORT AGREEMENT

THIS VOTING AND SUPPORT AGREEMENT, dated as of December 23, 2020 (this “Agreement”), between Portman Ridge Finance Corporation, a Delaware corporation (“Parent”), and the Persons listed on Schedule A (collectively, the “Stockholder”). Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Merger Agreement (as defined below).

RECITALS

WHEREAS, concurrently herewith, Parent, Rye Acquisition Sub Inc., a Delaware corporation and wholly owned subsidiary of Parent (the “Acquisition Sub”), Sierra Crest Investment Management LLC, a Delaware limited liability company, and Harvest Capital Credit Corporation, a Delaware corporation (the “Company”), are entering into that certain Merger Agreement (the “Merger Agreement”), pursuant to which, among other things, the Acquisition Sub will merge with and into the Company with the Company surviving as a wholly-owned subsidiary of Parent (the “Merger”);

WHEREAS, one of the conditions to the parties entering into the Merger Agreement is the approval thereof by the holders of at least a majority of the outstanding shares of the common stock, par value $0.001 per share, of the Company, entitled to vote thereon at a meeting called for such purpose (such approval, the “Company Stockholders Approval”);

WHEREAS, the Stockholder is the record or beneficial owner of the number and type of equity interests of the Company (the “Shares”) set forth on Schedule A hereto (the Shares listed on Schedule A, together with any additional Shares or other voting securities of the Company that the Stockholder owns of record or beneficially as of the date hereof or acquires after the date hereof record or beneficial ownership, including by purchase, as a result of a stock dividend, stock split, recapitalization, combination, reclassification, redesignation or exchange, upon exercise or conversion of any options, warrants or other securities, or otherwise, the “Covered Shares”); and

WHEREAS, as an inducement to Parent’s willingness to enter into the Merger Agreement and to consummate the transactions contemplated thereby, Parent and the Stockholder are entering into this Agreement.

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements herein contained, and intending to be legally bound hereby, Parent and the Stockholder hereby agree as follows:

AGREEMENT

1.    Agreement to Vote. Prior to the Termination (as defined below), the Stockholder irrevocably and unconditionally agrees that the Stockholder shall at any meeting of the stockholders of the Company (whether annual, special or otherwise and whether or not an adjourned or postponed meeting), however called, or in connection with any written consent of the stockholders of the Company, however proposed: (a) when a meeting is held, appear at such meeting or otherwise cause all of the Covered Shares to be counted as present thereat for the purpose of establishing a quorum, and when a written consent is proposed, respond to each request by the Company for written consent, and (b) vote or consent, or cause to be voted at such meeting or cause such consent to be granted with respect to, all of the Covered Shares (i) in favor of the approval of the Merger Agreement and any other matters necessary for consummation of the other transactions contemplated by the Merger Agreement and any other action reasonably requested by Parent in furtherance thereof and (ii) against (A) any action, proposal, agreement, recapitalization, reorganization, liquidation, dissolution, amalgamation, merger, sale of assets or other business combination or transaction between or involving the Company and any other Person that would reasonably be expected to impede, interfere with, delay, postpone or adversely affect the Merger or any of the other transactions contemplated by the Merger Agreement or this Agreement, (B) any action or transaction that would result in a breach of any covenant, representation or warranty or other obligation or agreement of the Company or any of its subsidiaries contained in the Merger Agreement, or of the Stockholder contained in this Agreement, (C) any amendment or other change to the Company’s certificate of incorporation or bylaws, and (D) any other material change in the Company’s corporate structure or business.

2.    No Inconsistent Agreements. The Stockholder hereby represents, warrants, covenants and agrees that, except as contemplated by this Agreement, the Stockholder (a) has not entered into, and shall not enter into at any time prior to the Termination, any voting agreement, voting trust or other agreement that directly or indirectly addresses voting with respect to any Covered Shares and (b) has not granted, and shall not grant at any time prior to the Termination, a proxy or power of attorney with respect to any Covered Shares, in either case, which is inconsistent with this Agreement.

3.    Termination. This Agreement shall terminate upon the earliest to occur of (a) the closing of the Merger under the Merger Agreement, and (b) the termination of the Merger Agreement in accordance with its terms (the “Termination”); provided, that the provisions set forth in Sections 10 through 22 shall survive any such Termination; provided further, that any such Termination shall not relieve either party hereto for any pre-Termination breach of this Agreement.

4.    Representations and Warranties of the Stockholder. The Stockholder hereby represents and warrants to Parent as follows:

(a)    Schedule A lists all shares of capital stock and other equity interests owned of record or beneficially by the Stockholder in the Company, designating any such shares or other equity interests that are restricted or otherwise subject to vesting requirements. Schedule A lists all options, warrants and other securities convertible into or exercisable or exchangeable for shares of capital stock and other equity interests in the Company owned of record or beneficially by the Stockholder. Except as set forth on Schedule A, the Stockholder does not own of record or beneficially any voting securities or other equity interests in the Company or any securities convertible into or exercisable or exchangeable for any such voting securities or other equity interests. The Stockholder does not own of record any Shares which are beneficially owned by a third Person.

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(b)    The Stockholder is the record or beneficial owner of, and has good and valid title to, all Covered Shares of the Stockholder, free and clear of all liens, pledges, restrictions and other encumbrances (each, a “Lien”), other than as created by this Agreement. Except as described in that certain Statement of Changes in Beneficial Ownership on Form 4 filed by the Stockholder with the U.S. Securities and Exchange Commission on August 10, 2020 and attached hereto (the “Form 4 Filing”), the Stockholder has sole voting power, sole power of disposition and sole power to agree to all of the matters set forth in this Agreement, in each case with respect to all of such Covered Shares, with no limitations, qualifications or restrictions on such rights. Except as set forth in the Form 4 Filing, such Covered Shares are not subject to any voting trust agreement or other contract to which the Stockholder is a party restricting or otherwise relating to the voting or Transfer (as defined below) of such Covered Shares. The Stockholder has not appointed or granted any proxy or power of attorney that is still in effect with respect to such Covered Shares, except as contemplated by this Agreement.

(c)    The Stockholder has full legal power and capacity to execute and deliver this Agreement and to perform the Stockholder’s obligations hereunder. The execution, delivery and performance of this Agreement by the Stockholder and the consummation by the Stockholder of the transactions contemplated hereby have been duly and validly authorized by the Stockholder and no other actions or proceedings on the part of the Stockholder are necessary to authorize the execution and delivery by the Stockholder of this Agreement, the performance by the Stockholder of the Stockholder’s obligations hereunder or the consummation by the Stockholder of the transactions contemplated hereby, in each case on a timely basis. This Agreement has been duly and validly executed and delivered by the Stockholder and, assuming due authorization, execution and delivery by Parent, constitutes a legal, valid and binding obligation of the Stockholder, enforceable against the Stockholder in accordance with its terms, except as enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors’ rights generally and by general principles of equity (regardless of whether considered in a proceeding in equity or at law). If the Stockholder is an individual and is married, and any of the Covered Shares of the Stockholder constitute community property or otherwise need spousal or other approval for this Agreement to be legal, valid and binding, this Agreement has been duly and validly executed and delivered by the Stockholder’s spouse and, assuming due authorization, execution and delivery by Parent, constitutes a legal, valid and binding obligation of the Stockholder’s spouse, enforceable against the Stockholder’s spouse in accordance with its terms, except as enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors’ rights generally and by general principles of equity (regardless of whether considered in a proceeding in equity or at law).

(d)    Except for the applicable requirements of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (the “Exchange Act”), (i) no filing with, and no permit, authorization, consent or approval of, any governmental entity is necessary on the part of the Stockholder for the execution, delivery and performance of this Agreement by the Stockholder or the consummation by the Stockholder of the transactions contemplated hereby and (ii) neither the execution, delivery or performance of this Agreement by the Stockholder nor the consummation by the Stockholder of the transactions contemplated hereby nor compliance by the Stockholder with any of the provisions hereof shall (A) result in any breach or violation of, or constitute a default (or an event which, with notice or lapse of time

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or both, would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien on any property or asset of the Stockholder pursuant to, any contract to which the Stockholder is a party or by which the Stockholder or any property or asset of the Stockholder is bound or affected or (B) violate any law applicable to the Stockholder or any of the Stockholder’s properties or assets except, for breaches, violations or defaults that would not, individually or in the aggregate, materially impair the ability of the Stockholder to perform the Stockholder’s obligations hereunder on a timely basis.

(e)    There is no claim pending against the Stockholder or, to the knowledge of the Stockholder, any other Person or, to the knowledge of the Stockholder, threatened against the Stockholder or any other Person that restricts or prohibits (or, if successful, would restrict or prohibit) the exercise by either party of its rights under this Agreement or the performance by either party of its obligations under this Agreement on a timely basis.

(f)    The Stockholder understands and acknowledges that Parent is entering into the Merger Agreement in reliance upon the Stockholder’s execution and delivery of this Agreement and the representations, warranties, covenants and agreements of the Stockholder contained herein and would not enter into the Merger Agreement if the Stockholder did not enter into this Agreement.

5.    Certain Covenants of the Stockholder. The Stockholder hereby covenants and agrees as follows:

(a)    Except as contemplated hereby, the Stockholder shall not, between the date hereof and the date on which a vote is taken on the Merger Agreement, (i) tender into any tender or exchange offer, (ii) sell (constructively or otherwise), transfer, pledge, hypothecate, grant, gift, encumber, assign or otherwise dispose of (collectively “Transfer”), or enter into any contract with respect to the Transfer of, any of the Covered Shares or beneficial ownership or voting power thereof or therein (including by operation of law), (iii) grant any proxies or powers of attorney, deposit any Covered Shares into a voting trust or enter into a voting agreement with respect to any Covered Shares or (iv) take any action that would make any representation or warranty of the Stockholder contained herein untrue or incorrect or have the effect of preventing or disabling the Stockholder from performing its covenants or agreements under this Agreement. Any Transfer in violation of this provision shall be void and of no force or effect.

(b)    In the event that the Stockholder acquires record or beneficial ownership of, or the power to vote or direct the voting of, any additional Shares or other voting interests with respect to the Company, such Shares or voting interests shall, without further action of the parties, be deemed Covered Shares and subject to the provisions of this Agreement, and the number of Shares held by the Stockholder set forth on Schedule A hereto will be deemed amended accordingly and such Shares or voting interests shall automatically become subject to the terms of this Agreement. The Stockholder shall promptly notify Parent and the Company of any such event.

6.    Stockholder Capacity. This Agreement is being entered into by the Stockholder solely in the Stockholder’s capacity as a stockholder of the Company, and nothing in this

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Agreement shall restrict or limit the ability of the Stockholder in its capacity as a director or officer of the Company to take any action in the Stockholder’s capacity as a director or officer (as applicable) of the Company or from fulfilling the duties and obligations of such office, whether relating to the Merger Agreement or otherwise, and none of such actions shall be deemed to be a breach of this Agreement.

7.    Disclosure. The Stockholder hereby authorizes each of Parent and the Company to publish and disclose in any announcement or disclosure required by law the Stockholder’s identity and ownership of the Covered Shares and the nature of the Stockholder’s obligations under this Agreement, and to disclose a copy of this Agreement.

8.    Further Assurances. From time to time, at the request of Parent and without the payment of any consideration, the Stockholder shall take such further action as may reasonably be deemed by Parent to be necessary or desirable to consummate and make effective the transactions contemplated by this Agreement.

9.    Amendment or Supplement. This Agreement may not be amended, modified or supplemented in any manner, whether by course of conduct or otherwise, except by an instrument in writing specifically designated as an amendment hereto, signed on behalf of each party hereto.

10.    Waiver. No failure or delay of either party in exercising any right or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such right or power, or any abandonment or discontinuance of steps to enforce such right or power, or any course of conduct, preclude any other or further exercise thereof or the exercise of any other right or power. The rights and remedies of the parties hereunder are cumulative and are not exclusive of any rights or remedies which they would otherwise have hereunder. Any agreement on the part of a party to any such waiver shall be valid only if set forth in a written instrument executed and delivered by such party or by a duly authorized officer on behalf of such party.

11.    Interpretation. When a reference is made in this Agreement to a Section, paragraph, clause or Schedule, such reference shall be to a Section, paragraph, clause or Schedule of this Agreement unless otherwise indicated. The headings contained in this Agreement are for convenience of reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. All words used in this Agreement will be construed to be of such gender as the circumstances require, and in the singular or plural as the circumstances require. The word “including” and words of similar import when used in this Agreement shall mean “including, without limitation,” unless otherwise specified. The words “hereof,” “hereto,” “hereby,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The word “or” is not exclusive. The word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if.” The word “will” shall be construed to have the same meaning and effect as the word “shall.” References in this Agreement to “vote”, “voting”, “voted” and likewise shall refer to shares being voted or otherwise tabulated in any manner possible, whether in person at a meeting, by written consent, by proxy or otherwise. A Person shall be deemed the “beneficial” owner of, shall be deemed to have “beneficial” ownership of, and shall be deemed to

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“beneficially” own any securities which such Person or any of such Person’s affiliates (a) beneficially owns as determined pursuant to Rule 13d-3 under the Exchange Act as in effect on the date of this Agreement, (b) has the right to acquire (whether such right is exercisable immediately or only after the passage of time), or (c) has the right to vote or dispose of, directly or indirectly. Any agreement, instrument or law defined or referred to herein means such agreement, instrument or law as from time to time amended, modified or supplemented, unless otherwise specifically indicated. References to any law include references to any associated rules, regulations and official guidance with respect thereto. The term “Person” shall mean an individual, a corporation, a limited liability company, a partnership, an association, a trust or any other entity or organization, including a governmental entity. References to a Person are also to its predecessors, successors and assigns. Unless otherwise specifically indicated, all references to “dollars” and “$” are references to the lawful money of the United States of America. References to “days” mean calendar days unless otherwise specified. Each of the parties to this Agreement acknowledges that it has been represented by counsel in connection with this Agreement and the transactions contemplated by this Agreement. Accordingly, any rule of law or any legal doctrine that would require interpretation of any claimed ambiguities in this Agreement against the drafting party has no application and is expressly waived.

12.    Notices. All notices, requests, demands and other communications under this Agreement shall be in writing and shall be deemed to have been duly given (i) on the date of service or delivery if served personally on the party to whom notice is to be given, (ii) on the day after delivery to Federal Express or similar overnight courier to the party as follows or (iii) on the date sent by e-mail of a “portable document format” (.pdf) document (without receipt of a delivery failure message) if sent during normal business hours of the recipient, and on the next business day if sent after normal business hours of the recipient:

(i)    If to the Stockholder,

 Joseph A. Jolson

 Joseph A. Jolson Trust dtd 6/4/91

 Jolson Family Foundation

 767 Third Avenue, 29th Floor

 New York, NY 10017

 Attn:        Joseph A. Jolson

 Email:      jjolson@jmpg.com

 with copies to (which shall not constitute notice):

 JMP Group LLC

 600 Montgomery Street, Suite 1100

 San Francisco, CA 94111

 Attn: Walter Conroy, Chief Legal Officer

 Email:      wconroy@jmpg.com

(ii)    If to Parent:

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 Portman Ridge Finance Corporation

 650 Madison Avenue, 23rd Floor

 New York, NY 10022

 Attn:        Edward Goldthorpe; Patrick Schafer

 Email:      ted.goldthorpe@bcpartners.com;

 patrick.schafer@bcpartners.com

 with copies to (which shall not constitute notice):

 Simpson Thacher & Bartlett LLP

 900 G Street, N.W.

 Washington, D.C. 20001

 Attn:        Rajib Chanda

                 Jonathan L. Corsico

 Email:     Rajib.Chanda@stblaw.com

                 Jonathan.Corsico@stblaw.com

13.    Entire Agreement. This Agreement and the Merger Agreement (including the Exhibits and Disclosure Schedules thereto) constitute the entire agreement, and supersede all prior written agreements, arrangements, communications and understandings and all prior and contemporaneous oral agreements, arrangements, communications and understandings between the parties with respect to the subject matter hereof.

14.    No Third-Party Beneficiaries. Nothing in this Agreement, express or implied, is intended to or shall confer upon any Person other than the parties and their respective successors and permitted assigns any legal or equitable right, benefit or remedy of any nature under or by reason of this Agreement.

15.    Governing Law. This Agreement, and all legal proceedings (whether in contract, tort or otherwise) that may be based upon, arise out of or relate to this Agreement, or the negotiation, execution or performance of this Agreement shall be governed by and construed in accordance with, the laws of the State of Delaware, without giving effect to any choice of law or conflict of law rules or provisions (whether of the State of Delaware or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Delaware.

16.    Submission to Jurisdiction. Each of the parties irrevocably agrees that any legal action or proceeding arising out of or relating to this Agreement brought by either party or its affiliates against any other party or its affiliates shall be brought and determined exclusively in the Court of Chancery of the State of Delaware, provided that if jurisdiction is not then available in the Court of Chancery of the State of Delaware, then any such legal action or proceeding shall be brought exclusively in any federal court located in the State of Delaware. Each of the parties hereby irrevocably submits to the jurisdiction of the aforesaid courts for itself and with respect to its property, generally and unconditionally, with regard to any such action or proceeding arising out of or relating to this Agreement and the transactions contemplated hereby. Each of the parties agrees not to commence any action, suit or proceeding relating thereto except in the courts described above in Delaware, other than actions in any court of competent jurisdiction to enforce any judgment, decree or award rendered by any such court in Delaware. Each of the

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parties further agrees that notice as provided herein shall constitute sufficient service of process and the parties further waive any argument that such service is insufficient. Each of the parties hereby irrevocably and unconditionally waives, and agrees not to assert, by way of motion or as a defense, counterclaim or otherwise, in any action or proceeding arising out of or relating to this Agreement or the transactions contemplated hereby (a) any claim that it is not personally subject to the jurisdiction of the courts in Delaware as described herein for any reason, (b) that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (c) that (i) the suit, action or proceeding in any such court is brought in an inconvenient forum, (ii) the venue of such suit, action or proceeding is improper or (iii) this Agreement, or the subject matter hereof, may not be enforced in or by such courts.

17.    Assignment; Successors. Neither this Agreement nor any of the rights, interests or obligations under this Agreement may be assigned or delegated, in whole or in part, by operation of law or otherwise, by either party without the prior written consent of the other party, and any such assignment without such prior written consent shall be null and void. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns.

18.    Enforcement. The parties agree that irreparable damage, for which monetary damages (even if available) would not be an adequate remedy, would occur if the parties hereto do not perform the provisions of this Agreement (including failing to take such actions as are required of them hereunder to consummate the transactions contemplated hereby) in accordance with its specified terms or otherwise breach such provisions. Accordingly, the parties acknowledge and agree that the parties shall be entitled to an injunction, specific performance or other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof, in addition to any other remedy to which they are entitled at law or in equity. Each of the parties agrees that it shall not oppose the granting of an injunction, specific performance or other equitable relief on the basis that any other party has an adequate remedy at law or that any award of an injunction, specific performance or other equitable relief is not an appropriate remedy for any reason at law or in equity. Either party entitled to (i) an injunction or injunctions to prevent breaches of this Agreement, (ii) enforce specifically the terms and provisions of this Agreement or (iii) other equitable relief, in each case, shall not be required to show proof of actual damages or to provide any bond or other security in connection with any such remedy.

19.    Severability. If any term or other provision of this Agreement is held to be invalid, illegal or incapable of being enforced by any rule of law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as either the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to either party or such party waives its rights under this Section with respect thereto. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the extent possible.

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20.    Waiver of Jury Trial. EACH PARTY TO THIS AGREEMENT HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY LAW, ANY RIGHT TO TRIAL BY JURY OF ANY CLAIM, DEMAND, ACTION OR CAUSE OF ACTION (A) ARISING UNDER THIS AGREEMENT OR (B) IN ANY WAY CONNECTED WITH OR RELATED OR INCIDENTAL TO THE DEALINGS OF THE PARTIES HERETO IN RESPECT OF THIS AGREEMENT OR ANY OF THE TRANSACTIONS RELATED HERETO, IN EACH CASE WHETHER NOW EXISTING OR HEREAFTER ARISING, AND WHETHER IN CONTRACT, TORT, EQUITY OR OTHERWISE. EACH PARTY TO THIS AGREEMENT HEREBY AGREES AND CONSENTS THAT ANY SUCH CLAIM, DEMAND, ACTION OR CAUSE OF ACTION SHALL BE DECIDED BY COURT TRIAL WITHOUT A JURY, AND THAT THE PARTIES TO THIS AGREEMENT MAY FILE A COPY OF THIS AGREEMENT WITH ANY COURT AS WRITTEN EVIDENCE OF THE CONSENT OF THE PARTIES HERETO TO THE WAIVER OF THEIR RIGHT TO TRIAL BY JURY.

21.    Counterparts. This Agreement may be executed in two or more counterparts, all of which shall be considered one and the same instrument and shall become effective when one or more counterparts have been signed by each of the parties and delivered to each other party. Delivery of an executed counterpart of this Agreement by facsimile or other electronic image scan transmission shall be effective as delivery of an original counterpart hereof.

[The remainder of this page is intentionally left blank; signature page follows.]

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IN WITNESS WHEREOF, Parent and the Stockholder have caused to be executed or executed this Agreement as of the date first written above.

PORTMAN RIDGE FINANCE CORPORATION

/s/ Edward Goldthorpe
Name: Edward Goldthorpe
Title: President and Chief Executive Officer

SIGNATURE PAGE TO VOTING AND SUPPORT AGREEMENT

JOSEPH A. JOLSON

/s/ Joseph A. Jolson
Name:	Joseph A. Jolson

JOSEPH A. JOLSON TRUST DTD 6/4/91

/s/ Joseph A. Jolson
Name:	Joseph A. Jolson
Title:	Trustee

JOLSON FAMILY FOUNDATION

/s/ Joseph A. Jolson
Name:	Joseph A. Jolson
Title:	President

SIGNATURE PAGE TO VOTING AND SUPPORT AGREEMENT

SCHEDULE A

Stockholder	Shares of Common Stock Owned Beneficially	Shares of Common Stock Owned of Record	Shares of Special Voting Preferred Stock Owned Beneficially	Shares of Special Voting Preferred Stock Owned of Record	Other Equity Securities Owned Beneficially or of Record
JOSEPH A. JOLSON	894,273	30,000	Nil	Nil	Nil
JOSEPH A. JOLSON TRUST DTD 6/4/91	864,273	864,273	Nil	Nil	Nil
JOLSON FAMILY FOUNDATION	0	35,768	Nil	Nil	Nil

Exhibit 2.3

VOTING AND SUPPORT AGREEMENT

THIS VOTING AND SUPPORT AGREEMENT, dated as of December 23, 2020 (this “Agreement”), between Portman Ridge Finance Corporation, a Delaware corporation (“Parent”), and JMP Securities LLC (the “Stockholder”). Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Merger Agreement (as defined below).

RECITALS

WHEREAS, concurrently herewith, Parent, Rye Acquisition Sub Inc., a Delaware corporation and wholly owned subsidiary of Parent (the “Acquisition Sub”), Sierra Crest Investment Management LLC, a Delaware limited liability company, and Harvest Capital Credit Corporation, a Delaware corporation (the “Company”), are entering into that certain Merger Agreement (the “Merger Agreement”), pursuant to which, among other things, the Acquisition Sub will merge with and into the Company with the Company surviving as a wholly-owned subsidiary of Parent (the “Merger”);

WHEREAS, one of the conditions to the parties entering into the Merger Agreement is the approval thereof by the holders of at least a majority of the outstanding shares of the common stock, par value $0.001 per share, of the Company, entitled to vote thereon at a meeting called for such purpose (such approval, the “Company Stockholders Approval”);

WHEREAS, the Stockholder is the record or beneficial owner of the number and type of equity interests of the Company (the “Shares”) set forth on Schedule A hereto (the Shares listed on Schedule A, together with any additional Shares or other voting securities of the Company that the Stockholder owns of record or beneficially as of the date hereof or acquires after the date hereof record or beneficial ownership, including by purchase, as a result of a stock dividend, stock split, recapitalization, combination, reclassification, redesignation or exchange, upon exercise or conversion of any options, warrants or other securities, or otherwise, the “Covered Shares”); and

WHEREAS, as an inducement to Parent’s willingness to enter into the Merger Agreement and to consummate the transactions contemplated thereby, Parent and the Stockholder are entering into this Agreement.

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements herein contained, and intending to be legally bound hereby, Parent and the Stockholder hereby agree as follows:

AGREEMENT

1.    Agreement to Vote. Prior to the Termination (as defined below), the Stockholder irrevocably and unconditionally agrees that the Stockholder shall at any meeting of the stockholders of the Company (whether annual, special or otherwise and whether or not an adjourned or postponed meeting), however called, or in connection with any written consent of the stockholders of the Company, however proposed: (a) when a meeting is held, appear at such meeting or otherwise cause all of the Covered Shares to be counted as present thereat for the purpose of establishing a quorum, and when a written consent is proposed, respond to each request by the Company for written consent, and (b) vote or consent, or cause to be voted at such meeting or cause such consent to be granted with respect to, all of the Covered Shares (i) in favor of the approval of the Merger Agreement and any other matters necessary for consummation of the other transactions contemplated by the Merger Agreement and any other action reasonably requested by Parent in furtherance thereof and (ii) against (A) any action, proposal, agreement, recapitalization, reorganization, liquidation, dissolution, amalgamation, merger, sale of assets or other business combination or transaction between or involving the Company and any other Person that would reasonably be expected to impede, interfere with, delay, postpone or adversely affect the Merger or any of the other transactions contemplated by the Merger Agreement or this Agreement, (B) any action or transaction that would result in a breach of any covenant, representation or warranty or other obligation or agreement of the Company or any of its subsidiaries contained in the Merger Agreement, or of the Stockholder contained in this Agreement, (C) any amendment or other change to the Company’s certificate of incorporation or bylaws, and (D) any other material change in the Company’s corporate structure or business.

2.    No Inconsistent Agreements. The Stockholder hereby represents, warrants, covenants and agrees that, except as contemplated by this Agreement, the Stockholder (a) has not entered into, and shall not enter into at any time prior to the Termination, any voting agreement, voting trust or other agreement that directly or indirectly addresses voting with respect to any Covered Shares and (b) has not granted, and shall not grant at any time prior to the Termination, a proxy or power of attorney with respect to any Covered Shares, in either case, which is inconsistent with this Agreement.

3.    Termination. This Agreement shall terminate upon the earliest to occur of (a) the closing of the Merger under the Merger Agreement, and (b) the termination of the Merger Agreement in accordance with its terms (the “Termination”); provided, that the provisions set forth in Sections 10 through 22 shall survive any such Termination; provided further, that any such Termination shall not relieve either party hereto for any pre-Termination breach of this Agreement.

4.    Representations and Warranties of the Stockholder. The Stockholder hereby represents and warrants to Parent as follows:

(a)    Schedule A lists all shares of capital stock and other equity interests owned of record or beneficially by the Stockholder in the Company, designating any such shares or other equity interests that are restricted or otherwise subject to vesting requirements. Schedule A lists all options, warrants and other securities convertible into or exercisable or exchangeable for shares of capital stock and other equity interests in the Company owned of record or beneficially by the Stockholder. Except as set forth on Schedule A, the Stockholder does not own of record or beneficially any voting securities or other equity interests in the Company or any securities convertible into or exercisable or exchangeable for any such voting securities or other equity interests. The Stockholder does not own of record any Shares which are beneficially owned by a third Person.

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(b)    The Stockholder is the record or beneficial owner of, and has good and valid title to, all Covered Shares of the Stockholder, free and clear of all liens, pledges, restrictions and other encumbrances (each, a “Lien”), other than as created by this Agreement. The Stockholder has sole voting power, sole power of disposition and sole power to agree to all of the matters set forth in this Agreement, in each case with respect to all of such Covered Shares, with no limitations, qualifications or restrictions on such rights. Such Covered Shares are not subject to any voting trust agreement or other contract to which the Stockholder is a party restricting or otherwise relating to the voting or Transfer (as defined below) of such Covered Shares. The Stockholder has not appointed or granted any proxy or power of attorney that is still in effect with respect to such Covered Shares, except as contemplated by this Agreement.

(c)    The Stockholder has full legal power and capacity to execute and deliver this Agreement and to perform the Stockholder’s obligations hereunder. The execution, delivery and performance of this Agreement by the Stockholder and the consummation by the Stockholder of the transactions contemplated hereby have been duly and validly authorized by the Stockholder and no other actions or proceedings on the part of the Stockholder are necessary to authorize the execution and delivery by the Stockholder of this Agreement, the performance by the Stockholder of the Stockholder’s obligations hereunder or the consummation by the Stockholder of the transactions contemplated hereby, in each case on a timely basis. This Agreement has been duly and validly executed and delivered by the Stockholder and, assuming due authorization, execution and delivery by Parent, constitutes a legal, valid and binding obligation of the Stockholder, enforceable against the Stockholder in accordance with its terms, except as enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors’ rights generally and by general principles of equity (regardless of whether considered in a proceeding in equity or at law). If the Stockholder is an individual and is married, and any of the Covered Shares of the Stockholder constitute community property or otherwise need spousal or other approval for this Agreement to be legal, valid and binding, this Agreement has been duly and validly executed and delivered by the Stockholder’s spouse and, assuming due authorization, execution and delivery by Parent, constitutes a legal, valid and binding obligation of the Stockholder’s spouse, enforceable against the Stockholder’s spouse in accordance with its terms, except as enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors’ rights generally and by general principles of equity (regardless of whether considered in a proceeding in equity or at law).

(d)    Except for the applicable requirements of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (the “Exchange Act”), (i) no filing with, and no permit, authorization, consent or approval of, any governmental entity is necessary on the part of the Stockholder for the execution, delivery and performance of this Agreement by the Stockholder or the consummation by the Stockholder of the transactions contemplated hereby and (ii) neither the execution, delivery or performance of this Agreement by the Stockholder nor the consummation by the Stockholder of the transactions contemplated hereby nor compliance by the Stockholder with any of the provisions hereof shall (A) result in any breach or violation of, or constitute a default (or an event which, with notice or lapse of time or both, would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien on any property or asset of the Stockholder pursuant to, any contract to which the Stockholder is a party or by which the

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Stockholder or any property or asset of the Stockholder is bound or affected or (B) violate any law applicable to the Stockholder or any of the Stockholder’s properties or assets except, for breaches, violations or defaults that would not, individually or in the aggregate, materially impair the ability of the Stockholder to perform the Stockholder’s obligations hereunder on a timely basis.

(e)    There is no claim pending against the Stockholder or, to the knowledge of the Stockholder, any other Person or, to the knowledge of the Stockholder, threatened against the Stockholder or any other Person that restricts or prohibits (or, if successful, would restrict or prohibit) the exercise by either party of its rights under this Agreement or the performance by either party of its obligations under this Agreement on a timely basis.

(f)    The Stockholder understands and acknowledges that Parent is entering into the Merger Agreement in reliance upon the Stockholder’s execution and delivery of this Agreement and the representations, warranties, covenants and agreements of the Stockholder contained herein and would not enter into the Merger Agreement if the Stockholder did not enter into this Agreement.

5.    Certain Covenants of the Stockholder. The Stockholder hereby covenants and agrees as follows:

(a)    Except as contemplated hereby, the Stockholder shall not, between the date hereof and the date on which a vote is taken on the Merger Agreement, (i) tender into any tender or exchange offer, (ii) sell (constructively or otherwise), transfer, pledge, hypothecate, grant, gift, encumber, assign or otherwise dispose of (collectively “Transfer”), or enter into any contract with respect to the Transfer of, any of the Covered Shares or beneficial ownership or voting power thereof or therein (including by operation of law), (iii) grant any proxies or powers of attorney, deposit any Covered Shares into a voting trust or enter into a voting agreement with respect to any Covered Shares or (iv) take any action that would make any representation or warranty of the Stockholder contained herein untrue or incorrect or have the effect of preventing or disabling the Stockholder from performing its covenants or agreements under this Agreement. Any Transfer in violation of this provision shall be void and of no force or effect.

(b)    In the event that the Stockholder acquires record or beneficial ownership of, or the power to vote or direct the voting of, any additional Shares or other voting interests with respect to the Company, such Shares or voting interests shall, without further action of the parties, be deemed Covered Shares and subject to the provisions of this Agreement, and the number of Shares held by the Stockholder set forth on Schedule A hereto will be deemed amended accordingly and such Shares or voting interests shall automatically become subject to the terms of this Agreement. The Stockholder shall promptly notify Parent and the Company of any such event.

6.    Stockholder Capacity. This Agreement is being entered into by the Stockholder solely in the Stockholder’s capacity as a stockholder of the Company, and nothing in this Agreement shall restrict or limit the ability of the Stockholder in its capacity as a director or officer of the Company to take any action in the Stockholder’s capacity as a director or officer (as applicable) of the Company or from fulfilling the duties and obligations of such office, whether relating to the Merger Agreement or otherwise, and none of such actions shall be deemed to be a breach of this Agreement.

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7.    Disclosure. The Stockholder hereby authorizes each of Parent and the Company to publish and disclose in any announcement or disclosure required by law the Stockholder’s identity and ownership of the Covered Shares and the nature of the Stockholder’s obligations under this Agreement, and to disclose a copy of this Agreement.

8.    Further Assurances. From time to time, at the request of Parent and without the payment of any consideration, the Stockholder shall take such further action as may reasonably be deemed by Parent to be necessary or desirable to consummate and make effective the transactions contemplated by this Agreement.

9.    Amendment or Supplement. This Agreement may not be amended, modified or supplemented in any manner, whether by course of conduct or otherwise, except by an instrument in writing specifically designated as an amendment hereto, signed on behalf of each party hereto.

10.    Waiver. No failure or delay of either party in exercising any right or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such right or power, or any abandonment or discontinuance of steps to enforce such right or power, or any course of conduct, preclude any other or further exercise thereof or the exercise of any other right or power. The rights and remedies of the parties hereunder are cumulative and are not exclusive of any rights or remedies which they would otherwise have hereunder. Any agreement on the part of a party to any such waiver shall be valid only if set forth in a written instrument executed and delivered by such party or by a duly authorized officer on behalf of such party.

11.    Interpretation. When a reference is made in this Agreement to a Section, paragraph, clause or Schedule, such reference shall be to a Section, paragraph, clause or Schedule of this Agreement unless otherwise indicated. The headings contained in this Agreement are for convenience of reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. All words used in this Agreement will be construed to be of such gender as the circumstances require, and in the singular or plural as the circumstances require. The word “including” and words of similar import when used in this Agreement shall mean “including, without limitation,” unless otherwise specified. The words “hereof,” “hereto,” “hereby,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The word “or” is not exclusive. The word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if.” The word “will” shall be construed to have the same meaning and effect as the word “shall.” References in this Agreement to “vote”, “voting”, “voted” and likewise shall refer to shares being voted or otherwise tabulated in any manner possible, whether in person at a meeting, by written consent, by proxy or otherwise. A Person shall be deemed the “beneficial” owner of, shall be deemed to have “beneficial” ownership of, and shall be deemed to “beneficially” own any securities which such Person or any of such Person’s affiliates (a) beneficially owns as determined pursuant to Rule 13d-3 under the Exchange Act as in effect on the date of this Agreement, (b) has the right to acquire (whether such right is exercisable

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immediately or only after the passage of time), or (c) has the right to vote or dispose of, directly or indirectly. Any agreement, instrument or law defined or referred to herein means such agreement, instrument or law as from time to time amended, modified or supplemented, unless otherwise specifically indicated. References to any law include references to any associated rules, regulations and official guidance with respect thereto. The term “Person” shall mean an individual, a corporation, a limited liability company, a partnership, an association, a trust or any other entity or organization, including a governmental entity. References to a Person are also to its predecessors, successors and assigns. Unless otherwise specifically indicated, all references to “dollars” and “$” are references to the lawful money of the United States of America. References to “days” mean calendar days unless otherwise specified. Each of the parties to this Agreement acknowledges that it has been represented by counsel in connection with this Agreement and the transactions contemplated by this Agreement. Accordingly, any rule of law or any legal doctrine that would require interpretation of any claimed ambiguities in this Agreement against the drafting party has no application and is expressly waived.

12.    Notices. All notices, requests, demands and other communications under this Agreement shall be in writing and shall be deemed to have been duly given (i) on the date of service or delivery if served personally on the party to whom notice is to be given, (ii) on the day after delivery to Federal Express or similar overnight courier to the party as follows or (iii) on the date sent by e-mail of a “portable document format” (.pdf) document (without receipt of a delivery failure message) if sent during normal business hours of the recipient, and on the next business day if sent after normal business hours of the recipient:

(i)    If to the Stockholder,

 JMP Securities LLC

 767 Third Avenue, 29th Floor

 New York, NY 10017

 Attn:        Joseph A. Jolson

 Email:      jjolson@jmpg.com

 with copies to (which shall not constitute notice):

 JMP Group LLC

 600 Montgomery Street, Suite 1100

 San Francisco, CA 94111

 Attn: Walter Conroy, Chief Legal Officer

 Email:      wconroy@jmpg.com

(ii)   If to Parent:

 Portman Ridge Finance Corporation

 650 Madison Avenue, 23rd Floor

 New York, NY 10022

 Attn:        Edward Goldthorpe; Patrick Schafer

 Email:      ted.goldthorpe@bcpartners.com;

 patrick.schafer@bcpartners.com

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 with copies to (which shall not constitute notice):

 Simpson Thacher & Bartlett LLP

 900 G Street, N.W.

 Washington, D.C. 20001

 Attn:        Rajib Chanda

                 Jonathan L. Corsico

 Email:     Rajib.Chanda@stblaw.com

                 Jonathan.Corsico@stblaw.com

13.    Entire Agreement. This Agreement and the Merger Agreement (including the Exhibits and Disclosure Schedules thereto) constitute the entire agreement, and supersede all prior written agreements, arrangements, communications and understandings and all prior and contemporaneous oral agreements, arrangements, communications and understandings between the parties with respect to the subject matter hereof.

14.    No Third-Party Beneficiaries. Nothing in this Agreement, express or implied, is intended to or shall confer upon any Person other than the parties and their respective successors and permitted assigns any legal or equitable right, benefit or remedy of any nature under or by reason of this Agreement.

15.    Governing Law. This Agreement, and all legal proceedings (whether in contract, tort or otherwise) that may be based upon, arise out of or relate to this Agreement, or the negotiation, execution or performance of this Agreement shall be governed by and construed in accordance with, the laws of the State of Delaware, without giving effect to any choice of law or conflict of law rules or provisions (whether of the State of Delaware or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Delaware.

16.    Submission to Jurisdiction. Each of the parties irrevocably agrees that any legal action or proceeding arising out of or relating to this Agreement brought by either party or its affiliates against any other party or its affiliates shall be brought and determined exclusively in the Court of Chancery of the State of Delaware, provided that if jurisdiction is not then available in the Court of Chancery of the State of Delaware, then any such legal action or proceeding shall be brought exclusively in any federal court located in the State of Delaware. Each of the parties hereby irrevocably submits to the jurisdiction of the aforesaid courts for itself and with respect to its property, generally and unconditionally, with regard to any such action or proceeding arising out of or relating to this Agreement and the transactions contemplated hereby. Each of the parties agrees not to commence any action, suit or proceeding relating thereto except in the courts described above in Delaware, other than actions in any court of competent jurisdiction to enforce any judgment, decree or award rendered by any such court in Delaware. Each of the parties further agrees that notice as provided herein shall constitute sufficient service of process and the parties further waive any argument that such service is insufficient. Each of the parties hereby irrevocably and unconditionally waives, and agrees not to assert, by way of motion or as a defense, counterclaim or otherwise, in any action or proceeding arising out of or relating to this Agreement or the transactions contemplated hereby (a) any claim that it is not personally subject to the jurisdiction of the courts in Delaware as described herein for any reason, (b) that it or its property is exempt or immune from jurisdiction of any such court or from any legal process

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commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (c) that (i) the suit, action or proceeding in any such court is brought in an inconvenient forum, (ii) the venue of such suit, action or proceeding is improper or (iii) this Agreement, or the subject matter hereof, may not be enforced in or by such courts.

17.    Assignment; Successors. Neither this Agreement nor any of the rights, interests or obligations under this Agreement may be assigned or delegated, in whole or in part, by operation of law or otherwise, by either party without the prior written consent of the other party, and any such assignment without such prior written consent shall be null and void. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns.

18.    Enforcement. The parties agree that irreparable damage, for which monetary damages (even if available) would not be an adequate remedy, would occur if the parties hereto do not perform the provisions of this Agreement (including failing to take such actions as are required of them hereunder to consummate the transactions contemplated hereby) in accordance with its specified terms or otherwise breach such provisions. Accordingly, the parties acknowledge and agree that the parties shall be entitled to an injunction, specific performance or other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof, in addition to any other remedy to which they are entitled at law or in equity. Each of the parties agrees that it shall not oppose the granting of an injunction, specific performance or other equitable relief on the basis that any other party has an adequate remedy at law or that any award of an injunction, specific performance or other equitable relief is not an appropriate remedy for any reason at law or in equity. Either party entitled to (i) an injunction or injunctions to prevent breaches of this Agreement, (ii) enforce specifically the terms and provisions of this Agreement or (iii) other equitable relief, in each case, shall not be required to show proof of actual damages or to provide any bond or other security in connection with any such remedy.

19.    Severability. If any term or other provision of this Agreement is held to be invalid, illegal or incapable of being enforced by any rule of law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as either the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to either party or such party waives its rights under this Section with respect thereto. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the extent possible.

20.    Waiver of Jury Trial. EACH PARTY TO THIS AGREEMENT HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY LAW, ANY RIGHT TO TRIAL BY JURY OF ANY CLAIM, DEMAND, ACTION OR CAUSE OF ACTION (A) ARISING UNDER THIS AGREEMENT OR (B) IN ANY WAY CONNECTED WITH OR RELATED OR INCIDENTAL TO THE DEALINGS OF THE PARTIES HERETO IN RESPECT OF THIS AGREEMENT OR ANY OF THE TRANSACTIONS RELATED HERETO, IN EACH CASE

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WHETHER NOW EXISTING OR HEREAFTER ARISING, AND WHETHER IN CONTRACT, TORT, EQUITY OR OTHERWISE. EACH PARTY TO THIS AGREEMENT HEREBY AGREES AND CONSENTS THAT ANY SUCH CLAIM, DEMAND, ACTION OR CAUSE OF ACTION SHALL BE DECIDED BY COURT TRIAL WITHOUT A JURY, AND THAT THE PARTIES TO THIS AGREEMENT MAY FILE A COPY OF THIS AGREEMENT WITH ANY COURT AS WRITTEN EVIDENCE OF THE CONSENT OF THE PARTIES HERETO TO THE WAIVER OF THEIR RIGHT TO TRIAL BY JURY.

21.    Counterparts. This Agreement may be executed in two or more counterparts, all of which shall be considered one and the same instrument and shall become effective when one or more counterparts have been signed by each of the parties and delivered to each other party. Delivery of an executed counterpart of this Agreement by facsimile or other electronic image scan transmission shall be effective as delivery of an original counterpart hereof.

[The remainder of this page is intentionally left blank; signature page follows.]

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IN WITNESS WHEREOF, Parent and the Stockholder have caused to be executed or executed this Agreement as of the date first written above.

PORTMAN RIDGE FINANCE CORPORATION

/s/ Edward Goldthorpe
Name: Edward Goldthorpe
Title: President and Chief Executive Officer

SIGNATURE PAGE TO VOTING AND SUPPORT AGREEMENT

JMP SECURITIES LLC

/s/ Mark L. Lehmann
Name:	Mark L. Lehmann
Title:	Chief Executive Officer

SIGNATURE PAGE TO VOTING AND SUPPORT AGREEMENT

SCHEDULE A

Stockholder	Shares of Common Stock Owned Beneficially	Shares of Common Stock Owned of Record	Shares of Special Voting Preferred Stock Owned Beneficially	Shares of Special Voting Preferred Stock Owned of Record	Other Equity Securities Owned Beneficially or of Record
JMP SECURITIES LLC	990,861	990,861	Nil	Nil	Nil

Exhibit 99.1

FOR IMMEDIATE RELEASE

Harvest Capital Credit Corporation to Merge into Portman Ridge Finance Corporation

Combined Entity Will be Managed by an Affiliate of BC Partners Advisors L.P.;

Companies to Host Conference Call at 8:30 AM ET on December 24, 2020 to Discuss

NEW YORK, December 23, 2020 – Harvest Capital Credit Corporation (NASDAQ: HCAP) (“HCAP”) and Portman Ridge Finance Corporation (NASDAQ: PTMN) (the “Company” or “PTMN”) announced today that they have entered into a definitive agreement under which HCAP will merge with and into PTMN, a business development company managed by Sierra Crest Investment Management LLC (“Sierra Crest”), an affiliate of BC Partners Advisors L.P. (“BC Partners”).

The transaction has been approved by a unanimous vote of Special Committee of the Board of Directors of HCAP, the Board of Directors of HCAP (other than directors affiliated with HCAP’s external investment adviser who abstained from voting) and the Board of Directors of PTMN. In addition, the Board of Directors of HCAP will recommend that HCAP stockholders vote in favor of adoption and approval of the definitive merger agreement, subject to certain closing conditions.

Transaction Highlights

•

The combined company will be externally managed by Sierra Crest and is expected to have total assets of approximately $757 million, and a net asset value of approximately $248 million (each based on September 30, 2020 balance sheets, adjusted for estimated transaction expenses and PTMN’s recent merger with Garrison Capital Inc.);

•	Stockholders should expect to realize net investment income per share accretion following the closing of the transaction;

•	The transaction is expected to deliver operational synergies for the combined company as a result of the pro forma larger scale and elimination of redundant HCAP expenses;

•

Certain significant stockholders of HCAP have entered into voting support agreements with PTMN and agreed to vote their HCAP shares in favor of the transaction, which shares represent in aggregate approximately 31.6% of HCAP’s shares outstanding as of December 22, 2020; and

•	Following the transaction, current HCAP stockholders are expected to own approximately 16.6% of the combined company.

In connection with the transaction, HCAP stockholders will receive aggregate consideration equal to HCAP’s net asset value at closing. This consideration will be funded using PTMN shares (valued at 100% of PTMN’s net asset value per share at the time of closing of the transaction) and, to the extent the required number of PTMN shares exceeds 19.9% of the issued and outstanding shares of PTMN common stock immediately prior to the transaction closing, cash consideration in the amount of such excess. As described below, HCAP stockholders will have an opportunity, subject to certain limitations, to elect to receive either cash or PTMN shares in consideration for their HCAP shares. Additionally, all HCAP stockholders will receive an additional cash payment from Sierra Crest of $2.15 million in the aggregate, or approximately $0.36 per share.

Assuming a transaction based on respective September 30, 2020 net asset values for HCAP and PTMN, adjusted for expected transaction expenses and PTMN’s recent merger with Garrison Capital Inc., the merger transaction (including the Sierra Crest additional cash payment) currently values HCAP shares at approximately $10.11 per share which represents 104% of HCAP’s September 30, 2020 net asset value (net of transaction expenses). Using PTMN’s closing price of $1.80 on December 22, 2020, the merger transaction (including the Sierra Crest additional cash payment) currently values HCAP shares at approximately $7.71 per share, which represents 79% of HCAP’s September 30, 2020 net asset value (net of estimated transaction expenses) and a 30% premium to HCAP’s closing price on December 22, 2020.

If the aggregate merger consideration is to be paid in cash as well as PTMN stock because of the 19.9% stock issuance limitation described above, HCAP common stockholders will have the ability to elect to receive consideration in the form of cash or stock, with the exchange ratio for the total consideration to be paid by PTMN in the merger being determined by the net asset value of HCAP and PTMN as of the closing, calculated as of 5:00 p.m. New York City time two days prior to the closing of the transaction. While each HCAP stockholder will receive the same per share consideration, stockholders receiving PTMN shares will receive a number of PTMN shares equal to the HCAP net asset value per share as of 5:00 p.m. New York City time two days prior to the closing of the transaction divided by the volume-weighted average price of PTMN stock for the 10-trading day period ending two days prior to the date of the closing. HCAP common stockholders may receive consideration from PTMN that includes both cash and stock, depending on their election and the elections of other stockholders. HCAP stockholders who do not make a stock or cash election will be deemed to have elected to receive stock in connection with the merger.

In addition to approval by HCAP stockholders, the closing of the merger is subject to customary conditions. The parties currently expect the transaction to be completed in the second calendar quarter of 2021.

Management Commentary

Ted Goldthorpe, President and Chief Executive Officer of PTMN and Head of BC Partners Credit, stated, “We continue to execute on our strategy of targeting consolidation opportunities that become earnings accretive for shareholders of both PTMN and the acquired company. We have been proactive in identifying specific opportunities where our Company can benefit from greater scale and immediate cost synergies. In past transactions we have successfully benefitted from achieving greater scale, which allows PTMN to both increase position sizes while simultaneously reducing the impact of public company reporting and other expenses. We believe the combined company will benefit from having lower financing costs, a lower blended fee structure, a reduction in public company costs per share and an increased trading liquidity in the equity.”

Joseph Jolson, Chairman and CEO of HCAP, stated, “We believe the combination with PTMN represents a favorable outcome for HCAP investors. As HCAP’s largest non-institutional shareholder, I have agreed to take stock in the merger and to lockup my PTMN position for 90 days post-closing to facilitate greater liquidity for HCAP shareholders who receive shares in the merger. The transaction is expected to be accretive to net investment income of the combined company due to material cost savings, lower investment management fees, and reduced borrowing costs on HCAP’s contributed assets. Finally, HCAP shareholders who receive PTMN shares in the merger can expect to receive regular cash dividends from PTMN on a go-forward basis.”

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Transaction Advisors

Keefe, Bruyette & Woods acted as financial advisor to HCAP’s Special Committee. Dechert LLP served as counsel to HCAP and HCAP’s Special Committee and Simpson Thacher & Bartlett LLP served as counsel to PTMN.

Conference Call Details

PTMN and HCAP will host a joint conference call on Thursday, December 24, 2020 at 8:30 am Eastern Time to discuss the transaction. All interested persons are invited to participate on the call and can access the conference call by dialing

(866) 757-5630. International callers can access the conference by dialing (707) 287-9356. Conference ID is 2625868.

A live audio webcast of the conference call can be accessed via the Internet, on a listen-only basis by clicking the following link: https://edge.media-server.com/mmc/p/swvbuhcy.

The companies will be utilizing an investor presentation as an accompaniment to the live call, which will be available on HCAP’s website at www.harvestcapitalcredit.com and PTMN’s website at www.portmanridge.com.

About Harvest Capital Credit Corporation

Harvest Capital Credit Corporation (NASDAQ: HCAP) provides customized financing solutions to privately held small and mid-sized companies in the U.S., generally targeting companies with annual revenues of less than $100 million and annual EBITDA of less than $15 million. HCAP’s investment objective is to generate both current income and capital appreciation primarily by making direct investments in the form of senior debt, subordinated debt and, to a lesser extent, minority equity investments. HCAP is externally managed and has elected to be treated as a business development company under the Investment Company Act of 1940. For more information about HCAP, visit www.harvestcapitalcredit.com.

About Portman Ridge Finance Corporation

Portman Ridge Finance Corporation (NASDAQ: PTMN) is a publicly traded, externally managed investment company that has elected to be regulated as a business development company under the Investment Company Act of 1940. PTMN’s middle market investment business originates, structures, finances and manages a portfolio of term loans, mezzanine investments and selected equity securities in middle market companies. PTMN’s investment activities are managed by its investment adviser, Sierra Crest Investment Management LLC, an affiliate of BC Partners Advisors L.P..

PTMN’s filings with the SEC, earnings releases, press releases and other financial, operational and governance information are available on PTMN’s website at www.portmanridge.com.

Forward-Looking Statements

This press release, as well as statements made during the conference call, may contain forward-looking statements that involve substantial risks and uncertainties, including statements regarding the completion of the transaction between HCAP and PTMN. We may use words such as “anticipates,” “believes,” “intends,” “plans,” “expects,” “projects,” “estimates,” “will,” “should,” “may” and similar expressions to identify forward-looking statements. These forward-looking statements are subject to various risks and uncertainties. Certain factors could cause actual results and conditions to differ materially from those projected, including the uncertainties associated with (i) the timing or likelihood of the transaction closing, (ii) the expected synergies and savings associated with the transaction, (iii) the expected elimination of certain expenses and costs due to the transaction, (iv) the percentage of HCAP stockholders voting in favor of the transaction, (v) the possibility

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that competing offers or acquisition proposals for HCAP will be made, (vi) the possibility that any or all of the various conditions to the consummation of the merger may not be satisfied or waived, (vii) risks related to diverting the respective management’s attention from HCAP’s and PTMN’s ongoing business operations, (viii) the risk that stockholder litigation in connection with the transactions contemplated by the merger agreement may result in significant costs of defense and liability, (ix) the future operating results of our portfolio companies or the combined company, (x) regulatory factors, (xi) changes in regional or national economic conditions, including but not limited to the impact of the COVID-19 pandemic, and their impact on the industries in which we invest, and (xii) other changes in the conditions of the industries in which we invest and other factors enumerated in our filings with the SEC. You should not place undue reliance on such forward-looking statements, which speak only as of the date of the relevant communication. Neither HCAP nor PTMN undertakes any obligation to update forward-looking statements made herein or during the conference call, unless required by law. You should, therefore, not rely on these forward-looking statements as representing our views as of any date subsequent to the date of the communication. You should read this communication and the documents that we reference in this communication completely and with the understanding that our actual future results may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements.

Additional Information and Where to Find It

In connection with the proposed transaction, HCAP and PTMN plan to file relevant materials with the SEC, including a registration statement on Form N-14 (the “Registration Statement”), which will include a proxy statement on Schedule 14A for HCAP, which will be mailed to HCAP’s stockholders and a prospectus for PTMN. The Registration Statement will contain important information about HCAP, PTMN, the proposed transaction and related matters. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933. STOCKHOLDERS OF HCAP ARE URGED TO READ THE REGISTRATION STATEMENT, INCLUDING THE PROXY STATEMENT INCLUDED THEREIN, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE AND BEFORE MAKING ANY INVESTMENT OR VOTING DECISION BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT HCAP, PTMN, THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders will be able to obtain the documents filed with the SEC free of charge at the SEC’s web site, www.sec.gov or, for documents filed by HCAP, from HCAP’s website at www.harvestcapitalcredit.com and for documents filed by PTMN, from PTMN’s website at www.portmanridge.com.

Participants in the Solicitation

HCAP, its directors, certain of its executive officers and certain employees and officers of HCAP Advisors, LLC and its affiliates may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of HCAP is set forth in its proxy statement for its 2020 Annual Meeting of Stockholders, which was filed with the SEC on April 21, 2020. PTMN, its directors, certain of its executive officers and certain employees and officers of Sierra Crest Investment Management LLC and its affiliates may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of PTMN is set forth in its proxy statement for its 2020 Annual Meeting of Stockholders, which was filed with the SEC on April 29, 2020. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the HCAP stockholders in connection with the proposed transaction will be contained in the Registration Statement, including the proxy statement included therein, and other relevant materials when such documents become available. This document may be obtained free of charge from the sources indicated above.

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Contacts:

Portman Ridge Finance Corporation

650 Madison Avenue, 23rd floor

New York, NY 10022

info@portmanridge.com

Ted Gilpin

Ted.Gilpin@bcpartners.com

(212) 891-5007

Jeehae Linford

The Equity Group Inc.

jlinford@equityny.com

(212) 836-9615

Harvest Capital Credit Corporation

Joseph A. Jolson

Chairman & Chief Executive Officer

jjolson@harvestcaps.com

(415) 835-8970

William E. Alvarez, Jr.

Chief Financial Officer

balvarez@harvestcaps.com

(212) 906-3589

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